Form 10-K, Exhibit 13
period 1996-12-31
FILENET CORP
filed 1997-04-04
CIK 706015

Stock Market and Dividend Information

     The Company's common stock is traded in the National Market System ("Nasdaq") under the symbol FILE. The following are the high and low closing prices from January 1, 1994 through December 31, 1996 as reported by Nasdaq:

                                             High      Low
1994
1st Quarter                                 $28.75   $20.75
2nd Quarter                                  28.00    15.69
3rd Quarter                                  24.50    17.75
4th Quarter                                  27.00    22.25

1995
1st Quarter                                 $35.50   $26.00
2nd Quarter                                  40.38    31.00
3rd Quarter                                  50.25    40.25
4th Quarter                                  48.75    38.50

1996
1st Quarter                                 $65.25   $40.75
2nd Quarter                                  57.88    33.25
3rd Quarter                                  35.00    20.63
4th Quarter                                  36.13    26.00

     The closing price of the Company's common stock on December 31, 1996 was $32.00. The approximate number of stockholders of record on March 7, 1997 was 817; the closing price of the Company's common stock on this date was $20.00.

     The Company has not paid any dividends on its common stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. The Company's ability to pay dividends is limited by the terms of its line of credit agreement.