Form 10-K, Exhibit 13
period 1996-12-31
FILENET CORP
filed 1997-04-04
CIK 706015

Management's Discussion and Analysis of Results of Operations and Financial Condition

     Results  of  Operations  The  following   discussion   should  be  read  in
conjunction with the Consolidated Financial Statements and Notes thereto for FileNet Corporation ("FileNet" or the "Company") contained elsewhere herein.

     On March 1, 1996, the Company acquired all the outstanding shares of Saros Corporation ("Saros"). The merger was accounted for as a pooling-of-interests for financial reporting purposes. The historical financial statements for the periods prior to the merger are restated as though the companies had been combined. The Saros stockholders received an aggregate of approximately 2.2 million shares and options to purchase the Company's common stock in exchange for all of their Saros common stock and options (see Note 2 to Notes to Consolidated Financial Statements for information related to the acquisition).

     Factors That May Affect Future Operating Results and Financial Condition The market for the Company's products is characterized by rapid technological developments, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. The Company's continued success will be dependent upon its ability to continue to enhance its existing products, develop and introduce, in a timely manner, new products incorporating technological advances and respond to customer requirements. To the extent one or more of the Company's competitors introduce products that more fully address customer requirements, the Company's business could be adversely affected. There can be no assurance that the Company will be successful in developing and marketing enhancements to its existing products or new products on a timely basis or that any new or enhanced products will adequately address the changing needs of the marketplace. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business and operating results could be adversely affected. From time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to delay their purchasing decisions in anticipation of such products, which could have a material adverse effect on the Company's business and operating results.

     Prior growth rates in the Company's revenue and operating results should not necessarily be considered indicative of future growth or operating results. Future operating results will depend upon many factors, including the demand for the Company's products, the effectiveness of the Company's efforts to continue to integrate various products it has developed or acquired through acquisition of others and to achieve the desired levels of sales from such product integration, the level of product and price competition, the length of the Company's sales cycle, seasonality of individual customer buying patterns, the size and timing of individual transactions, the delay or deferral of customer implementations, the budget cycles of the Company's customers, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of sales by products, services and distribution channels, levels of international sales, acquisitions by competitors, changes in foreign currency exchange rates, the ability of the Company to develop and market new products and control costs, and general domestic and international economic and political conditions. As a result of these factors, revenues and operating results for any quarter are subject to variation and are not predictable with any significant degree of accuracy. Therefore, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Moreover, such factors could cause the Company's operating results in a given quarter to be below the expectations of public market analysts and investors. In either case, the price of the Company's common stock could be materially adversely affected.

     The document imaging, workflow, computer output to laser disk ("COLD") and document management software markets are highly competitive, and there are certain competitors of the Company with substantially greater sales, marketing, development and financial resources. The Company believes that the competitive factors affecting the market for its products and services include vendor and product reputation; product quality, performance and price; the availability of products on multiple platforms; product scalability; product integration with other enterprise applications; product functionality and features; product ease-of use; and the quality of customer support services and training. The relative importance of each of these factors depends upon the specific customer involved. While the Company believes it competes favorably in each of these areas, there can be no assurance that it will continue to do so. Moreover, the Company's present or future competitors may be able to develop products comparable or superior to those offered by the Company, offer lower price products or adapt more quickly than the Company to new technologies or evolving customer requirements. Competition is expected to intensify. In order to be successful in the future, the Company must respond to technological change, customer requirements and competitors' current products and innovations. There can be no assurance that it will be able to continue to compete effectively in its market or that future competition will not have a material adverse effect on its business, operating results and financial condition.

     The Company's success depends in part on its ability to protect its proprietary rights to the technologies used in its principal products. The Company relies on a combination of copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. There can be no assurance that the Company's existing or future copyrights, trademarks, trade secrets or other intellectual property rights will be of sufficient scope or strength to provide meaningful protection or commercial advantage to the Company. FileNet has no software patents. Also, in selling certain of its products, the Company relies on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that such factors would not have a material adverse effect on the Company's business or operating results.

     The Company may from time to time be notified that it is infringing certain patent or intellectual property rights of others. Combinations of technology acquired through past or future acquisitions and the Company's technology will create new products and technology which may give rise to claims of infringement. While no actions other than the ones discussed below are currently pending against the Company for infringement of patent or other proprietary rights of third parties, there can be no assurance that third parties will not initiate infringement actions against the Company in the future. Infringement actions can result in substantial cost to and diversion of resources of the Company. If the Company were found to infringe upon the rights of others, no assurance can be given that licenses would be obtainable on acceptable terms or at all, that significant damages for past infringement would not be assessed or that further litigation relative to any such licenses or usage would not occur. The failure to successfully defend any claims or obtain necessary licenses or other rights, the ultimate disposition of any claims or the advent of litigation arising out of any claims of infringement, could have a material adverse effect on the Company's business, financial condition or results of operations.

     In October 1994, Wang Laboratories, Inc. ("Wang") filed a complaint in the United States District Court for the District of Massachusetts alleging that the Company is infringing five patents held by Wang. On June 23, 1995, Wang amended its complaint to include an additional related patent. On July 2, 1996, Wang filed a complaint in the same court alleging that Watermark Software Inc. ("Watermark"), formerly a wholly-owned subsidiary that was merged into the Company, is infringing three of the same patents asserted in the initial complaint. On October 9, 1996, Wang withdrew its claim that one of the patents it initially asserted is infringed by the Company's products which were commercialized before the initial complaint was filed. Wang reserved the right to assert that patent against the Company's products commercialized after that date in a separate lawsuit. Based on the Company's analysis of these Wang patents and their respective file histories, the Company believes that it has meritorious defenses to Wang's claims; however, the ultimate outcome or any resulting potential loss cannot be determined at this time.

     In January 1997, Wang and Eastman Kodak Company ("Kodak") announced that they have entered into an agreement under which Kodak will acquire the Wang business unit that has responsibility for this litigation. The acquisition is scheduled to close in March-April 1997 and the Company can not predict what, if any, impact this will have on the litigation. If it should be determined that the patents at issue in the litigation are valid and are infringed by any of the Company's products, including Watermark products, the Company will, depending on the product, redesign the infringing products or seek to obtain a license to market the products. There can be no assurance that the Company will be able to obtain such a license on acceptable terms.

     The Company has entered into a number of co-marketing relationships with other companies such as Microsoft Corporation, Compaq Computer Corporation, SAP AG, Hewlett-Packard Company ("HP") and Sun Microsystems, Inc. There can be no assurance that these companies will not reduce or discontinue their relationships with or support of the Company and its products. Disruption of these relationships could have a material adverse effect on the Company's business and operating results.

     The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, technical and operational personnel, including members of senior management and technical personnel of acquired companies. The Company has no agreements providing for the employment of any of its key employees or any fixed term contracts and the Company's key employees may voluntarily terminate their employment with the Company at any time. The loss of the services of one or more key employees, including key employees of acquired companies, could have a material adverse effect on the Company's operating results. The Company also believes its future success will depend in large part upon its ability to attract and retain additional highly skilled management, technical, marketing, product development and operational personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

     Historically, the Company has derived approximately one-third of its total revenues from international sales. International business is subject to certain risks including varying technical standards, tariffs and trade barriers, political and economic instability, reduced protection for intellectual property rights in certain countries, difficulties in staffing and maintaining foreign operations, difficulties in managing foreign distributors, potentially adverse tax consequences, currency exchange fluctuations, the burden of complying with a wide variety of complex operations, foreign laws, regulations and treaties and the possibility of difficulties in collecting accounts receivable. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business or operating results.

     The Company recently completed the acquisitions of Watermark, Saros and International Financial Systems Ltd. ("IFSL"). These recent acquisitions by the Company have presented and will continue to present it with numerous challenges, including difficulties in the assimilation of the operations, technologies and products of the acquired companies and managing separate geographic operations. The challenges have absorbed and may continue to absorb significant management attention that would otherwise be available for the ongoing development of the Company's business. If the Company's management does not respond to these challenges effectively, the Company's results of operations could be adversely affected. Moreover, there can be no assurance that the anticipated benefits of the acquisitions will be realized. The Company and the acquired companies could experience difficulties or delays in integrating their respective technologies or developing and introducing new products. In particular, one of the reasons for FileNet's acquisition of Saros was the perceived market potential for Saros' new products, including the recently announced @mezzanine and Saros Document Server for BackOffice, which have yet to be proven in the marketplace, as well as other products currently under development. Delays in or non-completion of the development of these new products, or lack of market acceptance of such products, could have an adverse impact on the Company's future results of operations and result in a failure to realize anticipated benefits of the acquisitions.

     The Company's license agreements with customers typically contain provisions designed to limit their exposure to potential product liability claims. However, it is possible that such limitation of liability provisions may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, the sale and support of products by them may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

     The Company believes that a variety of factors could cause the price of its common stock to fluctuate, perhaps substantially, including quarter-to-quarter variations in operating results; announcements of developments related to its business; fluctuations in its order levels; general conditions in the technology sector or the worldwide economy; announcements of technological innovations, new products or product enhancements by the Company or its competitors; key management changes; changes in joint marketing and development programs; developments relating to patents or other intellectual property rights or disputes; and developments in the Company's relationships with its customers, distributors and suppliers. In addition, in recent years the stock market in general, and the market for shares of high technology stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's common stock.

     Revenue As shown below, the Company derived 52% of its 1996 revenue from the licensing of the Company's software products compared to 51% in 1995 and 42% in 1994. Service revenue consisting of revenue from software and hardware maintenance services provided to the Company's customer installed base and other revenue that includes professional services, training, and supplies increased to 31% of total revenue, compared to 29% in 1995 and 32% in 1994. Hardware revenue consisting primarily of 12-inch optical storage and retrieval libraries ("OSAR") and third-party server hardware represented 17% of total revenue compared to 20% in 1995 and 26% in 1994.

                                                Percent           Percent
(Dollars in millions)                   1996    change    1995    change    1994
Software revenue                      $140.7     21%    $116.1     43%    $ 81.1
  As a percentage of total revenue       52%               51%               42%
Service  revenue                      $ 82.1     22%    $ 67.2     11%    $ 60.7
  As a percentage of total revenue       31%               29%               32%
Hardware revenue                      $ 46.1      -     $ 46.1     (9%)   $ 50.5
  As a percentage of total revenue       17%               20%               26%
                                      ------------------------------------------
Total revenue                         $268.9     17%    $229.4      19%   $192.3
                                      ==========================================

     Total revenue increased 17% in 1996 and 19% in 1995. Software revenue increased in 1996 and 1995 from an increase in the volume of product shipments from the addition of new products and reselling partners and additional revenue generated through the Company's co-marketing arrangement with HP. The Company believes the software revenue growth rate for 1996 was negatively impacted by difficulties experienced with integrating the Saros and Watermark selling efforts and personnel into FileNet's sales organization.

     Service revenue increased 22% in 1996 compared to 11% in 1995. The increase in service revenue in 1996 was due to the growth of the Company's customer installed base, an increase in training due primarily to the training of new resellers, and the recognition of $7.6 million of revenue from the sale and repair of spare parts in connection with the continued transition of hardware maintenance activities to HP. There were no such sales in 1995 and 1994, and future sales to HP are not expected to be significant in 1997. Growth in service revenue in 1995 was lower due to the impact of the Company's decision in 1994 to begin outsourcing its hardware maintenance to HP and others. By the end of 1995, all worldwide hardware maintenance was being performed by third parties. In spite of this, service revenue increased in 1995 due to the growth of the Company's installed base and an increase in the volume of international consulting contracts.

     Hardware revenue remained flat in 1996 compared to a 9% decline in 1995. Despite stronger than expected OSAR sales in 1996 which contributed to the consistency of hardware revenue between 1996 and 1995, the Company expects hardware revenue to continue to decline in both absolute dollars and as a percentage of total revenue as the Company focuses on increasing its higher margin software revenue.

     The Company sells its products through its direct sales force in Australia, Canada, France, Germany, the United Kingdom and the United States; and indirectly in the United States and in 60 countries internationally through ValueNet partners, resellers, and OEMs. Domestic and international revenue by source are shown in the following table (revenue is attributed to the customer's location):

                                                Percent           Percent
(Dollars in millions)                   1996    change    1995    change    1994
Domestic
Software revenue                      $ 87.6     12%    $ 77.9     46%    $ 53.5
Service revenue                         61.4     29%      47.5      7%      44.6
Hardware revenue                        28.3      3%      27.4    (19%)     34.0
                                      ------------------------------------------
Domestic revenue                      $177.3     16%    $152.8     16%    $132.1
  As a percentage of total revenue       66%               67%               69%

International
Software revenue                      $ 53.1     39%    $ 38.2     38%    $ 27.6
Service revenue                         20.7      5%      19.7     22%      16.1
Hardware revenue                        17.8     (5%)     18.7     13%      16.5
                                      ------------------------------------------
International revenue                 $ 91.6     20%     $76.6     27%    $ 60.2
  As a percentage of total revenue       34%               33%               31%
                                      ------------------------------------------
Total revenue                         $268.9     17%    $229.4     19%    $192.3
                                      ==========================================

     Total domestic revenue increased 16% in 1996 and 1995. Domestic software revenue increased 12% in 1996 compared to 46% in 1995 due to the reasons cited above. Domestic service revenue increased 29% in 1996 compared to 7% in 1995. The increase in service revenue for 1996 was positively impacted by the repair and sale of spare parts to HP discussed above. Domestic hardware revenue increased 3% in 1996 compared to a 19% decline in 1995 due to stronger than expected sales of the Company's OSAR products. As a percentage of total revenue, domestic revenue decreased to 66% in 1996 from 67% in 1995 and 69% in 1994. This trend is expected to continue as the Company continues to expand its operations internationally.

     Total international revenue increased 20% in 1996 and 27% in 1995. International software revenue increased 39% in 1996, remaining fairly constant with the 38% increase in 1995. Service revenue increased 5% in 1996 and 22% in 1995. The growth in international service revenue slowed due to the impact of hardware maintenance outsourcing partially offset by an increase in the international customer installed base. International hardware revenue decreased 5% in 1996 as expected. International revenue as a percentage of total revenue increased to 34% in 1996 from 33% in 1995 and 31% in 1994.

     Cost of Revenue Cost of revenue as a percentage of revenue is shown in the table below for each of the last three years:

                                                Percent           Percent
(Dollars in millions)                   1996    change    1995    change    1994
Cost of software revenue               $16.5      9%     $15.1     21%     $12.5
  As a percentage of software revenue    12%               13%               15%
Cost of service revenue                $53.6     21%     $44.3      6%     $41.6
  As a percentage of service revenue     65%               66%               69%
Cost of hardware revenue               $29.6      3%     $28.8     (7%)    $31.0
  As a percentage of hardware revenue    64%               62%               61%
                                       -----------------------------------------
Cost of total revenue                  $99.7     13%     $88.2      4%     $85.1
                                       =========================================

     The cost of software revenue includes royalties paid to third parties, amortization of capitalized software and the cost of manufacturing and distributing software. In 1996 and 1995, the cost of software revenue increased 9% and 21%, respectively, over the previous year due to the increased volume of software revenue. The cost of software revenue as a percentage of software revenue decreased to 12% in 1996 from 13% in 1995 and 15% in 1994 due to a decrease in the amount of capitalized software amortized and savings related to the consolidation of software manufacturing and distributing activities.

     The cost of service revenue includes software support and professional services personnel, supplies, and the cost of third party hardware maintenance. The cost of service revenue increased 21% in 1996 and 6% in 1995 due to an increase in software support and professional services personnel to support the increase in the Company's installed base. The cost of service revenue as a percentage of service revenue decreased to 65% in 1996 from 66% in 1995 and 69% in 1994. The decrease in 1996 was the result of the sale and repair of spare parts at favorable margins in connection with the continued transition of hardware maintenance activities to HP, offset by lower margins associated with international maintenance. The decrease in 1995 was the result of improved efficiencies in the Company's international professional services and customer support operations.

     The  cost  of  hardware   revenue  includes  the  Company's  cost  of  OSAR
manufacturing, third-party purchased hardware and the cost of hardware integration personnel. The cost of hardware revenue as a percentage of hardware revenue has remained relatively consistent at 64% in 1996, 62% in 1995 and 61% in 1994. The slight increase in 1996 was due to a less favorable mix from the Company's OSAR product line and lower margins from third party purchased equipment.

Operating Expenses

                                                Percent           Percent
(Dollars in millions)                   1996    change    1995    change    1994
Research and development              $ 36.5     48%     $24.7     35%     $18.3
  As a percentage of total revenue       14%               11%               10%
Selling, general and administrative   $117.8     22%     $96.5     35%     $71.3
  As a percentage of total revenue       44%               42%               37%

     The Company's research and development expenses increased 48% in 1996 and 35% in 1995 due to the addition of development personnel and the related facilities and depreciation expenses to fund new development activities. Research and development expenses reported in the above table are after capitalized software development costs of $1.6 million in 1995 and $3.2 million in 1994. As a percentage of total revenue, research and development expenses increased to 14% in 1996 from 11% in 1995 and 10% in 1994. The increase in 1996 was due to the increase in research and development personnel to support new development activities without the corresponding expected revenue growth, and a decrease in the amount of capitalized software development costs. The increase in 1995 was due to a decrease in the amount of capitalized software development costs.

     Selling, general and administrative expenses increased 22% in 1996 and 35% in 1995. The increase in 1996 was due primarily to an increase in the number of marketing and sales support personnel employed internationally as the Company expanded its international reseller and sales operations and to an increase in commissions associated with higher revenues. The increase in 1995 was a result of international expansion, increased commissions, an adverse effect of foreign currency fluctuations on international expenses, the costs associated with implementing a new corporate business information system and higher costs for Watermark in relation to revenue due to its early stage of operations. In 1996, selling, general and administrative expenses as a percentage of total revenue increased to 44% from 42% in 1995 and 37% in 1994 primarily due to the reasons cited above.

     Geographic Information The operating loss from the United States operations was $18.6 million in 1996 compared to operating income of $0.4 million in 1995 and $14.4 million in 1994. The decrease in 1996 and 1995 was due to merger, restructuring and write-off of purchased in-process research and development costs and the increase in corporate research and development and general administrative expenses. Operating income from European operations, including the income from all international software sales, increased to $17.7 million in 1996 from $12.6 million in 1995 and $3.1 million in 1994. Operating income for other international operations increased to $1.7 million in 1996 from $0.6 million in 1995 and $0.2 million in 1994 (see Note 9 to Notes to Consolidated Financial Statements for information related to the operating results of the Company's various geographic locations).

     Merger, Restructuring and Write-off of Purchased In-process Research and Development Costs The $16.0 million merger, restructuring and write-off of purchased in-process research and development costs in 1996 consisted of $10.0 million for the write-off of purchased in-process research and development costs related to the IFSL acquisition, $4.2 million in merger costs related to the Saros acquisition, and $1.8 million in restructuring costs related to the Saros and Watermark acquisitions. The restructuring charge represents the costs of consolidating the various companies' sales and administrative functions and includes $1.4 million for severance payments for 30 employees and $0.4 million for the write-off of certain contractual obligations and professional fees. At December 31, 1996, accrued restructuring costs of $1.3 million is included in other accrued liabilities. The Company anticipates that the remaining restructuring costs will be expended during 1997 (see Note 2 to Notes to Consolidated Financial Statements for information related to the acquisitions of Watermark, Saros and IFSL).

     The $6.4 million merger, restructuring and write-off of purchased in-process research and development costs in 1995 consisted of a charge for the buyout of certain Watermark European marketing and manufacturing rights, a write-off of capitalized research and development expenses for FileNet projects made redundant by the Watermark acquisition and other direct acquisition related fees and expenses.

     Other Income Other income, net of other expenses, was $2.8 million in both 1996 and 1995 and $1.8 million in 1994. The increase in 1995 was primarily due to increased interest income on a higher balance of cash and marketable securities.

     Provision for Income Taxes The provision for income taxes was a charge of $4.5 million in 1996, down from $8.1 million and $5.4 million recorded in 1995 and 1994, respectively. The Company's effective tax rate was 50% in 1995 and 27% in 1994. The 1996 effective tax rate is not meaningful. The 1996 provision is impacted from expensing the purchased in-process research and development as part of the acquisition of IFSL with no corresponding tax benefit, nondeductible one-time costs associated with the Saros merger and a result of earnings generated in certain international jurisdictions, partially offset by the benefit of tax losses incurred in the United States.

     The Company currently anticipates that the effective tax rate for 1997 will be approximately 28%. However, the actual tax rate may differ due to a variety of factors including the geographical mix of revenues and the ability to use certain deferred tax assets.

     Net Income (Loss) In 1996, the Company reported a net loss of $2.6 million, or $0.18 per share, on 15.0 million shares outstanding compared to net income of $8.2 million, or $0.52 per share, on 15.9 million weighted average common and common equivalent shares outstanding in 1995 and $14.1 million, or $0.95 per share, on 14.8 million weighted average common and common equivalent shares outstanding in 1994. Income before one-time after-tax charges for merger, restructuring and write-off of purchased in-process research and development costs of $16.0 million and $5.0 million for 1996 and 1995, respectively, was $13.4 million, or $0.83 per share, on 16.1 million weighted average common and common equivalent shares outstanding in 1996, compared to $13.2 million, or $0.83 per share, on 15.9 million weighted average common and common equivalent shares outstanding in 1995. The 1994 net income per share figure includes $0.12 per share due to a deferred revenue transaction related to the settlement of a customer dispute.

     Foreign Currency Fluctuations and Inflation The Company's performance can be affected by changes in foreign currency values relative to the U.S. dollar as discussed above in relation to the Company's revenue and operating expenses. The net impact to net income from foreign exchange transactions and hedging activities are immaterial for all periods reported. The foreign currency translation adjustment included in stockholders' equity increased $1.7 million during 1996 over 1995 due primarily to the strength of the Irish currency against the U.S. dollar applied to the Company's net assets in Ireland.

     Management believes that inflation has not had a significant impact on the prices of the Company's products, the cost of its materials, or its operating results during 1994 through 1996.

     Liquidity and Capital Resources As of December 31, 1996, combined cash, cash equivalents, and marketable securities (short- and long-term) were $67.3 million, a decrease of $23.3 million from the $90.6 million at the end of 1995.

     Cash used by operating activities in 1996 was $1.8 million. The balance is primarily due to a net loss and the effect of higher accounts receivable balances associated with higher revenue and higher average sales days outstanding offset in part by the noncash additions to net loss for the write-off of capitalized and purchased in-process research and development costs, depreciation, and amortization of capitalized software. Cash used by investing activities totaled $16.7 million, consisting of capital expenditures and the purchase of IFSL (see Note 2 to Notes to Consolidated Financial Statements for information related to the Company's purchase of IFSL), offset by proceeds from the sale of equipment and the net sale and maturity of marketable securities. Net cash provided by financing activities was $2.6 million and was the result of proceeds from the issuance of common stock and stock option income tax benefits offset by the repurchase of common stock.

     Cash provided by operating activities in 1995 was $24.7 million. The balance is primarily due to net income and the noncash additions to net income for the write-off of capitalized and purchased in-process research and development costs, depreciation, and amortization of capitalized software. Cash used by investing activities totaled $20.3 million, consisting of capital expenditures, capitalized software and a net purchase of marketable securities. Net cash provided by financing activities in 1995 was $14.1 million consisting of proceeds from the issuance of common stock and stock option income tax benefits.

     The Company's capital expenditures were $17.9 million in 1996, $14.7 million in 1995, and $11.0 million in 1994. The Company's primary capital equipment expenditures are for research and development costs, demonstration and training equipment and enhancements to its internal business systems. The Company anticipates that it will acquire approximately $20 million of capital equipment in 1997. The Company also anticipates that its present cash balances, together with internally generated funds and credit lines, will be sufficient to meet its working capital and capital expenditure needs throughout 1997 (see Note 5 to Notes to Consolidated Financial Statements for information related to the Company's credit facilities).

     OTHER MATTERS On March 7, 1994, the Company's Board of Directors resolved to dissolve FileNet S.A., its French subsidiary. The Company is now marketing and supporting its products and customers in France through a branch of the U.S. corporation. The dissolution of FileNet S.A. resulted in a U.S. tax benefit in 1994 of approximately $2.1 million due to the utilization of losses previously sustained by its French subsidiary.

     The Company is not aware of any issues related to environmental concerns that have or are expected to materially affect its business.

--------------------------------------------------------------------------------
     This annual report contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those discussed in
"Management's Discussion and Analysis of Results of Operations and Financial Condition - Factors That May Affect Future Operating Results and Financial
Condition" in this annual report and those discussed in "Business - Certain Considerations" in the Company's annual report on Form 10-K for the year ended December 31, 1996. The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties.
--------------------------------------------------------------------------------