Form 10-K, Exhibit 13
period 1996-12-31
FILENET CORP
filed 1997-04-04
CIK 706015

Consolidated Balance Sheets
(In thousands, except share amounts)

At December 31, 1996 and December 31, 1995                        1996      1995
Assets                                                        --------  --------
Current assets:
  Cash and cash equivalents                                   $ 28,530  $ 43,378
  Short-term marketable securities                              22,037    28,782
                                                              --------  --------
  Total cash and short-term marketable securities               50,567    72,160
  Accounts receivable (net of allowance for doubtful
   accounts of $2,140 and $1,540 at December 31, 1996
   and December 31, 1995, respectively)                         75,469    53,501
  Inventories                                                    8,794     6,620
  Prepaid expenses and other                                     8,336     6,573
  Deferred income taxes                                          5,641     3,735
                                                              --------  --------
Total current assets                                           148,807   142,589
                                                              --------  --------
Property, net                                                   28,329    25,796
Capitalized software, net                                            -     1,226
Long-term marketable securities                                 16,705    18,395
Other                                                            1,838     1,676
                                                              --------  --------
Total assets                                                  $195,679  $189,682
                                                              ========  ========

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                            $ 16,752  $ 16,073
  Accrued liabilities:
    Compensation                                                10,728    10,997
    Income taxes payable                                         2,152     2,228
    Unearned maintenance revenue                                 5,554     5,761
    Royalties                                                    4,531     3,572
    Other                                                       19,751    17,604
                                                              --------  --------
Total current liabilities                                       59,468    56,235
                                                              --------  --------
Deferred income taxes                                            3,405     2,289
Stockholders' equity:
  Convertible preferred stock - $.001 par value;
   authorized, 39,000,000 shares; 35,232,029 issued
   and outstanding shares and 1,531,485 common equivalent
   shares at the liquidation preference at December 31, 1995         -    19,879
  Common stock - $.01 par value; authorized, 100,000,000
   shares; issued and outstanding, 15,230,566 and 13,254,222
   shares at December 31, 1996 and December 31, 1995,
   respectively                                                127,813   100,719
  Retained earnings                                              7,874    10,518
  Other                                                          1,687        42
                                                              --------  --------
                                                               137,374   131,158
  Less 200,000 Treasury shares at cost                           4,568         -
                                                              --------  --------
Total stockholders' equity                                     132,806   131,158
                                                              --------  --------
Total liabilities and stockholders' equity                    $195,679  $189,682
                                                              ========  ========

See notes to consolidated financial statements.

Consolidated Statements of Operations
(In thousands, except per share amounts)

Years ended December 31, 1996, December 31, 1995
and January 1, 1995                                     1996      1995      1994
                                                    --------  --------  --------
Revenue
  Software revenue                                  $140,659  $116,052  $ 81,102
  Service revenue                                     82,118    67,174    60,753
  Hardware revenue                                    46,136    46,152    50,480
                                                    --------  --------  --------
Total revenue                                        268,913   229,378   192,335
                                                    --------  --------  --------
Costs and expenses
  Cost of software revenue                            16,464    15,146    12,472
  Cost of service revenue                             53,568    44,277    41,645
  Cost of hardware revenue                            29,633    28,800    30,999
  Research and development                            36,502    24,711    18,274
  Selling, general and administrative                117,761    96,499    71,267
  Merger, restructuring and write-off of purchased
   in-process research and development costs          16,011     6,393         -
                                                    --------  --------  --------
Total costs and expenses                             269,939   215,826   174,657
                                                    --------  --------  --------
Operating income (loss)                               (1,026)   13,552    17,678
  Other income                                         2,838     2,780     1,821
                                                    --------  --------  --------
Income before income taxes                             1,812    16,332    19,499
  Provision for income taxes                           4,456     8,116     5,356
                                                    --------  --------  --------

Net income (loss)                                   $ (2,644) $  8,216  $ 14,143
                                                    ========  ========  ========

Net income (loss) per share                         $  (0.18) $   0.52  $   0.95
                                                    ========  ========  ========

Weighted average common and common equivalent
 shares outstanding                                   15,007    15,856    14,834
                                                    ========  ========  ========

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)

                                                           Convertible
                                     Common stock        preferred stock    Retained   Treasury stock
                                  Shares     Amount     Shares     Amount   earnings   Shares   Amount    Other     Total
                                ----------  --------  ---------  --------  --------- --------- --------  -------  ---------
Balances,
 January 2, 1994                11,710,614  $ 73,518  1,357,656  $ 16,895  $(11,841)        -  $     -   $ (189)  $ 78,383
Stock options exercised            325,882     3,512                                                                 3,512
Income tax benefit from
 the exercise or disposition
 of stock options                              1,142                                                                 1,142
Common stock issued under
 the Employee Qualified
 Stock Purchase Plan                43,222       658                                                                   658
Preferred stock
 issued by Saros                                        173,829     2,984                                            2,984
Watermark common stock
 converted to redeemable
 preferred stock                  (659,606)
Accretion to liquidation value
 of Watermark redeemable
 preferred stock                                 (52)                                                                  (52)
Foreign currency translation
 adjustment                                                                                                 234        234
Net income                                                                   14,143                                 14,143
Other                                                                                                         2          2
                                ----------  --------  ---------  --------  --------- --------- --------  -------  ---------
Balances,
 January 1, 1995                11,420,112    78,778  1,531,485    19,879     2,302         -        -       47    101,006
Stock options exercised            542,142     7,471                                                                 7,471
Income tax benefit from the
 exercise or disposition of
 stock options                                 3,722                                                                 3,722
Common stock issued under
 the Employee Qualified
 Stock Purchase Plan                35,235       814                                                                   814
Proceeds from exercise of
 Saros warrants                    194,421     2,235                                                                 2,235
Conversion of Watermark
 redeemable convertible
 preferred stock to FileNet
 common stock                    1,062,312     7,699                                                          8      7,707
Foreign currency translation
 adjustment                                                                                                 (53)       (53)
Net income                                                                    8,216                                  8,216
Other                                                                                                        40         40
                                ----------  --------  ---------  --------  --------- --------- --------  -------  ---------
Balances,
 December 31, 1995              13,254,222   100,719  1,531,485    19,879    10,518         -        -       42    131,158
Stock options exercised            398,041     3,330                                                                 3,330
Income tax benefit from the
 exercise or disposition of
 stock options                                 2,606                                                                 2,606
Common stock issued under
 the Employee Qualified
 Stock Purchase Plan                37,693     1,028                                                                 1,028
Proceeds from exercise of
 Saros warrants                      9,125       251                                                                   251
Conversion of Saros
 convertible preferred stock
 to FileNet common stock         1,531,485    19,879 (1,531,485)  (19,879)                                               -
Repurchase of treasury
 shares at cost                                                                      (200,000)  (4,568)             (4,568)
Foreign currency translation
 adjustment                                                                                               1,671      1,671
Net loss                                                                     (2,644)                                (2,644)
Other                                                                                                       (26)       (26)
                                ----------  --------  ---------  --------  --------- --------- --------  -------  ---------
Balances,
 December 31, 1996              15,230,566  $127,813          -  $      -  $  7,874  (200,000) $(4,568)  $1,687   $132,806
                                ==========  ========  =========  ========  ========= ========= ========  =======  =========

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

Years ended December 31, 1996, December 31, 1995
and January 1, 1995                                   1996       1995      1994
                                                   --------- --------- ---------
Cash flows from operating activities
Net income (loss)                                 $ (2,644)  $  8,216  $ 14,143
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities
  Write-off of capitalized and purchased in-process
   research and development costs                   10,011      1,393         -
  Depreciation and amortization                     11,823     10,275     8,531
  Software amortization                              1,226      1,800     3,600
  Provision for losses on accounts receivable          591        809       134
  Deferred taxes                                      (780)       196       440
  Changes in operating assets and liabilities,
   net of effect of business acquisition
     Accounts receivable                           (21,307)   (10,674)   (5,044)
     Inventories                                    (2,161)    (1,464)    2,115
     Prepaid expenses and other                     (1,764)    (2,497)      101
     Accounts payable                                  639      4,683     1,434
     Accrued liabilities
     Compensation                                     (270)     2,689     2,380
     Income taxes payable                             (174)       537    (1,907)
     Unearned maintenance revenue                     (207)     1,864        16
     Royalties                                         959      1,125       687
  Other                                              2,263      5,734       796
Net cash provided (used) by operating activities    (1,795)    24,686    27,426

Cash flows from investing activities
  Capital expenditures                             (17,866)   (14,692)  (11,033)
  Proceeds from sale of property                     3,304        393       946
  Capitalized software                                   -     (1,600)   (3,200)
  Payment for purchase of IFSL, net of
   assets acquired                                 (10,011)         -         -
  Purchase of marketable securities                (32,092)   (49,815)  (45,346)
  Proceeds from sale and maturity of
   marketable securities                            39,990     45,402    24,036
Net cash used by investing activities              (16,675)   (20,312)  (34,597)

Cash flows from financing activities
  Debt repayments, net                                   -       (163)     (650)
  Short-term bank borrowings, net                        -          -    (2,855)
  Proceeds from notes receivable from stockholders       -          -     1,250
  Proceeds from issuance of convertible preferred
   and common stock                                  4,609     10,520    11,084
  Common stock repurchased                          (4,568)         -         -
  Stock option income tax benefits                   2,606      3,722     1,142
Net cash provided by financing activities            2,647     14,079     9,971
Effect of exchange rate changes on cash and
 cash equivalents                                      975        (25)       (6)

Net increase (decrease) in cash and
 cash equivalents                                  (14,848)    18,428     2,794
Cash and cash equivalents, beginning of year        43,378     24,950    22,156
Cash and cash equivalents, end of year            $ 28,530   $ 43,378  $ 24,950

Supplemental cash flow information
  Interest paid                                   $    443   $    229  $    194
  Income taxes paid                               $  3,236   $  3,527  $  5,286

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

     Note 1: Summary of Significant Accounting Practices

     Nature of Operations FileNet Corporation ("FileNet" or the "Company") develops, markets and services an open, integrated family of workflow, document-imaging, electronic document-management and computer output to laser disk ("COLD") client/server software solutions. The Company's software products manage and control the movement of document images, data, text and other information throughout an enterprise. Software from FileNet enables organizations in industries, such as banking and financial services, insurance, manufacturing, services, telecommunications and healthcare and in all levels of government worldwide, to maximize enterprise productivity. Additionally, the Company manufactures a line of 12-inch optical storage and retrieval libraries (OSARs). The Company markets its products through a direct sales force in Australia, Canada, France, Germany, the United Kingdom ("UK"), and the United States. In addition, the Company markets through ValueNet partners, resellers and OEMs in both the United States and international markets.

     Consolidation The consolidated financial statements include the accounts of FileNet and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. Watermark Software Inc. ("Watermark") and Saros Corporation ("Saros"), formerly wholly-owned subsidiaries of FileNet, were merged into FileNet on July 25, 1996 and August 26, 1996, respectively (see Note
2).

     Year End The Company changed its fiscal year end to December 31 beginning in fiscal 1996. The Company's year end had been the Sunday closest to December
31. Fiscal 1995 ended on December 31, 1995, and fiscal 1994 ended on January 1, 1995.

     Investments The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments and Equity Securities." The Company's investments consist primarily of high-grade corporate and government securities with maturities of less than three years and considers investments purchased with an original maturity of three months or less to be cash equivalents. The Company classifies all of its investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. Realized and unrealized gains and losses on available-for-sale securities were immaterial.

     Other Financial  Instruments Effective January 2, 1995, the Company adopted
the  provisions  of  SFAS  No.  119,   "Disclosure  about  Derivative  Financial
Instruments  and Fair Value of Financial  Instruments."

     The Company enters into forward foreign exchange contracts as a hedge against effects of fluctuating currency exchange rates on monetary assets and liabilities denominated in currencies other than the functional currency of the relevant entity. The Company is exposed to market risk on the forward exchange contracts as a result of changes in foreign exchange rates; however, the market risk should be offset by changes in the valuation of the underlying exposures. Gains and losses on these contracts, which equal the difference between the forward contract rate and the prevailing market spot rate at the time of valuation, are recognized in the consolidated statement of operations. The counterparties to these instruments are major financial institutions. The Company uses commercial rating agencies to evaluate the credit quality of the counterparties, and the Company does not anticipate a loss resulting from any credit risk of these institutions.

     At December 31, 1996 and December 31, 1995, the Company had forward currency sales contracts open in 10 currencies with a notional amount of $59.6 million and 7 currencies with a notional amount of $27.1 million, respectively; all having maturities within three months. The unrealized gains and losses from these contracts were immaterial at both December 31, 1996 and December 31, 1995.

     Fair Value of Financial Instruments The recorded amounts of assets and liabilities at December 31, 1996 and December 31, 1995 approximate fair value in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" due to the relatively short period of time between origination of the instruments and their expected realization.

     Inventories Inventories are stated at the lower of first-in, first-out cost or market (see Note 3). The Company regularly monitors inventory for excess or obsolete items and makes any necessary adjustments at each balance sheet date.

     Foreign Currency Translation In accordance with SFAS No. 52, "Foreign Currency Translation," the Company measures the financial statements for the Company's foreign subsidiaries using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are included in equity. Revenues, costs and expenses are translated at the rates of exchange prevailing during the year. Gains and losses from foreign currency transactions are included in "other income."

     Property Property is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease (see Note 4).

     Research and Development The Company expenses research and development costs as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," does not materially affect the Company. The Company did capitalize certain software development costs up to and including the second quarter of 1995. Capitalization was $1.6 million for the year ended December 31, 1995 and $3.2 million for the year ended January 1, 1995. The Company amortized the remaining capitalized software, net of accumulated amortization during 1996. Capitalized software net of accumulated amortization was amortized over the expected life of the related products, estimated to be one year commencing upon the delivery of the related product. Amortization expense was $1.2 million, $1.8 million, and $3.6 million for the years ended December 31, 1996, December 31, 1995, and January 1, 1995, respectively.

     Included in 1996 merger, restructuring and write-off of purchased in-process research and development costs is the write-off of $10.0 million of in-process research and development costs related to the purchase of International Financial Systems, Ltd. ("IFSL"). Included in 1995 merger, restructuring and write-off of purchased in-process research and development costs is the write-off of $1.4 million of capitalized research and development expenses for FileNet projects made redundant by the Watermark acquisition (see
Note 2).

     Revenue Recognition Revenue from software and hardware sales related to the Company's electronic document-management, document-imaging and workflow software products is generally recognized when the product is delivered to the customer in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition." The Company
recognizes other revenue at the time of product delivery and accrues any remaining costs, including insignificant vendor obligations. Revenue from service and post-contract customer support is recognized ratably over the term of the contract.

     Product Warranty The Company provides a warranty for its products against defects in materials and workmanship. A provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

     Income Taxes The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes" (see Note 7).

     Net Income (Loss) Per Share Net loss per share for the year ended December 31, 1996 was computed using the weighted average number of actual common shares outstanding. Net income per share for the years ended December 31, 1995 and January 1, 1995 were computed based on the weighted average number of common shares and dilutive common equivalent shares outstanding after the effect of the conversion of the then outstanding shares of Watermark's redeemable convertible preferred stock and Saros' convertible preferred stock into common stock, which conversion occurred upon completion of the acquisitions (see Notes 2 and 6).

     Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Supplier Concentrations Certain components for the Company's proprietary 12-inch OSARs are available from a limited number of sources. Any inability to obtain components in the amounts needed on a timely basis could result in short-term delays in product shipments which could have a material adverse effect on the Company's operating results and financial condition. The Company has qualified and is selling 51/4-inch optical storage and retrieval devices from an alternative company which could be utilized by the Company's customers in the event of any interruptions in the delivery of components for the Company's own OSAR product.

     Stock-based Compensation The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees."

     Long-Lived Assets The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable.

     Reclassifications Certain reclassifications have been made to the prior years' balances to conform with the current year's presentation.

     Note 2:  Acquisitions
     Acquisition of Saros Corporation On March 1, 1996, FileNet acquired all the outstanding shares of Saros, a Washington corporation (the "Saros Acquisition"). The Saros Acquisition was consummated pursuant to an Agreement and Plan of Merger (the "Saros Merger Agreement") dated January 17, 1996 by and among Saros, the Company, and FileNet Acquisition Corporation ("Acquisition Corp."), a
Washington corporation and wholly-owned subsidiary of the Company. Pursuant to the Saros Merger Agreement, Acquisition Corp. was merged with and into Saros, with Saros surviving as a wholly-owned subsidiary of the Company. The Saros stockholders received an aggregate of approximately 1.9 million shares of the Company's common stock and approximately 337,000 options to purchase the Company's common stock in exchange for all of their Saros stock and options. Approximately 188,000 of the total number of the Company's shares issued to the Saros stockholders (the "Saros Escrow Shares") were placed in an escrow account upon consummation of the Saros Acquisition. Pursuant to the escrow agreement entered into by the Company, the stockholders' agent and the escrow agent, the Company may recover from the escrow up to the entire amount of Saros Escrow Shares in the event the Company incurs any loss, expense, liability or other damages (collectively, "Damages") due to a breach by Saros of any of its representations, warranties and covenants in the Saros Merger Agreement in the event Damages exceed $1.0 million in the aggregate. The Company believes it has certain claims for damages and intends to make a claim against all or a portion of the Saros Escrow Shares.

     The Saros Acquisition was accounted for as a pooling-of-interests for financial reporting purposes. The pooling-of-interests method of accounting is intended to present as a single interest two or more common stockholders' interests which were previously independent; accordingly, the historical financial statements for the periods prior to the acquisition have been restated as though the companies had been combined. Saros Acquisition fees and expenses aggregating $4.2 million were expensed in the first quarter of 1996. Included in the charges are professional fees, write-off of certain contractual obligations and settlement costs, write-off of certain fixed assets (including redundant hardware and software systems) and other integration costs.

     Net revenue, net income (loss) and net income (loss) per share of the companies for the years ended December 31, 1995 and January 1, 1995 are as follows:

(In thousands, except per share amounts)                         1995       1994
Net revenue
  FileNet                                                    $215,477   $176,924
  Saros                                                        13,901     15,411
                                                             --------   --------
  Combined                                                   $229,378   $192,335
                                                             ========   ========
Net income (loss)
  FileNet                                                    $ 14,830   $ 13,263
  Saros                                                        (6,614)       880
                                                             --------   --------
  Combined                                                   $  8,216   $ 14,143
                                                             ========   ========
Net income (loss) per share
  FileNet                                                    $   0.94   $   0.89
  Saros                                                         (0.42)      0.06
                                                             --------   --------
  Combined                                                   $   0.52   $   0.95
                                                             ========   ========

     Acquisition of International Financial Systems, Ltd. On January 30, 1996, the Company purchased for cash all of the outstanding shares of IFSL, the developer of a COLD software product for archiving documents. The acquisition was accounted for as a purchase, and the purchase price was allocated to net assets of $1.7 million and in-process research and development costs of $10.0 million.

     Acquisition of Watermark Software Inc. In August 1995, the Company acquired Watermark by issuing approximately 1.3 million shares of FileNet common stock in exchange for all of the outstanding shares of Watermark. The transaction was accounted for as a pooling-of-interests for financial reporting purposes. Fees and expenses of $6.4 million before tax, related to the merger and consolidation of the two companies, were expensed in the third quarter of 1995.

     Restructuring Costs The Company incurred a $1.8 million restructuring charge in the first quarter of 1996. At December 31, 1996, accrued restructuring costs of $1.3 million is included in other accrued liabilities. The Company anticipates that the remaining restructuring costs will be paid during 1997.

     Note 3: Inventories Inventories consist of the following at December 31, 1996 and December 31, 1995:

(In thousands)                                                 1996       1995
Raw materials                                                $2,606     $3,418
Work-in-process                                               2,648      1,147
Finished goods                                                3,540      2,055
                                                             ------     ------
Total                                                        $8,794     $6,620
                                                             ======     ======

     Note 4: Property and Leases Property consists of the following at December 31, 1996 and December 31, 1995:

(In thousands)                                                 1996       1995
Machinery, equipment and software                          $ 66,404   $ 67,115
Furniture and fixtures                                        9,242      7,541
Leasehold improvements                                        5,120      3,502
                                                           --------   --------
Total                                                        80,766     78,158
Less accumulated depreciation and amortization              (52,437)   (52,362)
                                                           --------   --------
Property, net                                              $ 28,329   $ 25,796
                                                           ========   ========

     The Company leases its corporate office, sales offices, manufacturing facilities, and other equipment under noncancelable operating leases, some of which have renewal options and generally provide for escalation of the annual rental amount.

     Expenses related to operating leases were $9.6 million, $9.3 million, and $8.1 million during the years ended December 31, 1996, December 31, 1995, and January 1, 1995, respectively. The following table summarizes future minimum lease payments required under operating leases:

Fiscal year                                                       (In thousands)
1997                                                                    $10,171
1998                                                                      7,290
1999                                                                      4,843
2000                                                                      2,884
2001                                                                      1,532
Thereafter                                                                1,713
                                                                        -------
Total                                                                   $28,433
                                                                        =======

     Note 5: Borrowing Arrangements The Company has a $20 million commercial line of credit which expires in April 1997. Borrowings under the arrangement are unsecured and bear interest at the bank's prime rate. The Company is restricted from paying dividends during the term of the arrangement and, under the arrangement, must comply with certain covenants, including quarterly and annual profitability covenants. The Company was in compliance with such covenants as of December 31, 1996 after consideration of a waiver received related to the purchase of treasury shares. The Company expects to renew or replace the line of credit under a similar arrangement in 1997.

     The Company has four additional borrowing arrangements with foreign banks, which expire at various times during 1997, under which the Company may borrow up to approximately $2 million. Borrowings under these arrangements bear interest at the various banks' prime rates plus 0.75% to 1.5%. Of the $2 million approximately $1 million may be borrowed on an unsecured basis, while the remaining $1 million is collateralized by cash deposits with the bank.

     There were no borrowings outstanding under any of the arrangements at December 31, 1996 and December 31, 1995. Interest expense was $443,000, $288,000 and $193,000 for the years ended December 31, 1996, December 31, 1995, and January 1, 1995, respectively.

     Note 6: Stockholders' Equity In October 1988, FileNet declared a dividend of one common stock purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one share of common stock at an exercise price of $55, subject to certain antidilution adjustments. The rights become exercisable if and when a person (or group of affiliated or associated persons) acquires 25% or more of FileNet's outstanding common stock, or announces an offer that would result in such person acquiring 30% or more of FileNet's common stock. After the rights become exercisable, each right will entitle its holder to buy a number of shares of FileNet's common stock having a market value of twice the exercise price of the rights. After the rights become exercisable, if FileNet is a party to certain merger or business combination transactions or transfers 50% or more of its assets or earnings power (as defined), each right will entitle its holder to buy a number of shares of common stock of the acquiring or surviving entity having a market value of twice the exercise price of the right. The rights expire November 17, 1998 and may be redeemed by FileNet at one cent per right at any time before a person has acquired 25% or more of FileNet's common stock.

     Treasury Stock During 1996, the Company purchased 200,000 shares of its common stock at an aggregate cost of $4.6 million.

     Employee Qualified Stock Purchase Plan In March 1988, FileNet adopted the 1988 Employee Qualified Stock Purchase Plan and reserved 450,000 shares of its common stock for purchases under the plan. Under the terms of the plan, options to purchase common stock may be granted in successive six-month offering periods to eligible employees of the Company at 85% of the lower of the market price of the common stock at the date of grant or at the date of exercise. The plan covers substantially all domestic employees of the Company. Each participant is limited in any plan year to the acquisition of that number of shares which have an aggregate fair market value of not more than $25,000. There are no charges or credits to income in connection with the plan. At December 31, 1996, $341,000 had been withheld from employees pursuant to the plan to exercise options to purchase common stock at the lower of $21.25 per share or 85% of the fair market value of common stock at March 31, 1997.

     Stock Option Plans In November 1983, the Company adopted the 1983 Incentive Stock Option Plan under which options to purchase an aggregate of 400,000 shares of the Company's common stock were granted to officers and employees. There were no options exercisable as of December 31, 1996. Options to purchase 1,850 common shares were exercisable as of December 31, 1995. This plan was terminated in March 1988 with respect to future option grants. Options granted became exercisable in 20% installments beginning one year from the date of grant and expired ten years from the date of grant. The exercise price of all options granted was the fair market value of the common stock at the date of grant.

     In April 1986, the Company adopted the 1986 Stock Option Plan. Under the amended terms of the 1986 plan, options to purchase 3,250,000 shares of the Company's common stock were available for issuance to employees, officers, and directors. Options to purchase 821,548 and 666,791 common shares were exercisable at December 31, 1996 and December 31, 1995, respectively. In May 1995, the 1986 plan was terminated and the remaining reserve of 70,049 shares was rolled into the 1995 Stock Option Plan and no common shares are available for future grants under the 1986 plan. Options granted are either incentive stock options or non-qualified stock options. Options granted become exercisable in 20% installments beginning one year after the date of grant, as determined by the Board of Directors, and expire no later than ten years plus one day from the date of grant. The exercise price of the incentive stock options and non-qualified options may not be less than 100% and 85%, respectively, of the fair market value of the Company's common stock at the date of grant.

     In May 1995, the Company adopted the 1995 Stock Option Plan and reserved 350,000 shares of common stock for issuance under the terms of the Plan. This reserve was added to the 70,049 shares of common stock then available under the 1986 Stock Option Plan (the "Predecessor Plan"). Outstanding options under the Predecessor Plan will continue to be governed by the provisions of the agreements evidencing those grants. To the extent any of those outstanding options terminate or expire prior to exercise, the shares subject to those unexercised options will be available for subsequent option grant pursuant to the provisions of the 1995 Plan. As of December 31, 1996, 309,130 options of the Predecessor Plan had been terminated and were rolled into the 1995 Plan. Options granted under the Plan's Discretionary Option Grant Program for employees and the Automatic Option Grant Program for directors have an exercise price per share of 100% of the fair market value per share on the grant date and become exercisable in 25% installments beginning one year from the date of grant. As of December 31, 1996, 1,867,915 options had been granted (including 530,571 under the cancellation/regrant program discussed below) and 52,173 options were exercisable under the Plan.

     Prior to the merger, Watermark had adopted the 1993 Stock Incentive Plan. The Watermark Plan was assumed by FileNet and outstanding options under the Watermark Plan were converted into options to purchase an aggregate of 151,075 shares of FileNet's common stock at a price equivalent (after conversion) to the original grant price (which was not less than the estimated fair value of Watermark common stock at the grant date). Outstanding options under the Watermark Plan will continue to be governed by the provisions of the agreements evidencing those grants. To the extent any of those outstanding options terminate or expire prior to exercise, the shares subject to those unexercised options will not be available for subsequent option grant. Options granted become exercisable in 20% installments one year from date of grant and in additional 5% installments for each full three-month period thereafter. At December 31, 1996, a total of 30,813 options were outstanding and 15,808 were exercisable.

     Prior to the merger, Saros had adopted the 1988 Restated Stock Option Plan. The Saros Plan was assumed by FileNet and outstanding options under the Saros Plan were converted into options to purchase an aggregate of 336,913 shares of FileNet's common stock at a price equivalent (after conversion) to the original grant price (which was not less than the estimated fair value of Saros common stock at the grant date). Outstanding options under the Saros Plan will continue to be governed by the provisions of the agreements evidencing those grants. To the extent any of those outstanding options terminate or expire prior to exercise, the shares subject to those unexercised options will not be available for subsequent option grant. Options granted may be either incentive stock options or non-qualified stock options and are exercisable over a period of four years. The initial option granted to the optionee becomes exercisable on the ninth month of the anniversary date of hire at a rate of 18.75% and each month thereafter at the rate of 2.0833%. Options granted following the initial option grant become exercisable at the rate of 2.0833% for each month from grant date. At December 31, 1996, a total of 183,922 shares were outstanding and 135,344 were exercisable.

     In December 1989, the Company adopted the 1989 Stock Option Plan for Non-Employee Directors. Under the terms of the plan, as amended, each FileNet director who was not an employee was automatically granted an initial option to purchase 10,000 shares of FileNet's common stock at its fair market value on the date of grant and was granted an additional option to purchase 3,500 shares every year following the initial grant, provided such person continued to be a director at such time. Options granted under the plan vested at the rate of 20% per year from the grant date. Options to purchase an aggregate of 70,000 shares at prices ranging from $11.50 to $32.69 per share were granted from December 18, 1989 to May 24, 1995. At December 31, 1996, options to purchase 26,000 shares of common stock were exercisable and 20,000 have been exercised to date. This plan was terminated in May 1995 with respect to future option grants. Future grants to non-employee directors are granted under the provisions of the 1995 Stock Option Plan.

     On August 8, 1996 the Company approved a stock option cancellation/regrant program (the "Program") which allowed employees, excluding all directors and reporting officers defined in Section 16 of the Securities Exchange Act of 1934 as amended, to exchange options with an exercise price greater than $26.00 for new options. Outstanding options of 530,571 shares were canceled and regranted at $26.00 per share, the current market value on August 8, 1996. Under the Program, the regranted options are considered granted on August 8, 1996 and are exercisable prospectively in accordance with the provisions of the agreements evidencing those grants.

     Information regarding the stock option plans, after giving retroactive effect to the conversions of the Watermark and Saros stock options on their original grant dates, is as follows:

                                                  Number of    Weighted average
                                                   options      exercise price
Balances, January 2, 1994                        2,355,386          $13.03
 Granted                                           729,433          $20.84
 Exercised                                        (325,882)         $10.80
 Canceled                                         (154,763)         $16.07
                                                 ----------         ------
Balances, January 1, 1995                        2,604,174          $15.27
 Granted (weighted average fair value of $14.68)   771,674          $30.41
 Exercised                                        (542,142)         $13.78
 Canceled                                         (130,597)         $19.51
                                                 ----------         ------
Balances, December 31, 1995                      2,703,109          $19.68
 Granted (weighted average fair value of $14.96) 1,362,418          $36.65
 Exercised                                        (398,041)         $ 8.37
 Canceled                                         (866,603)         $43.34
                                                 ----------         ------
Balances, December 31, 1996                      2,800,883          $22.22
                                                 ==========         ======

     The following table summarizes information concerning currently outstanding and exercisable options:

                                 Options outstanding                          Options exercisable
                     -----------------------------------------------     -----------------------------
                                  Weighted average
Range of exercise       Number       remaining      Weighted average       Number     Weighted average
    prices           outstanding  contractual life   exercise price      exercisable   exercise price
$ 0.06 - $20.00       1,054,328        5.69             $11.75             717,600        $11.11
$20.00 - $30.00       1,256,083        8.49             $24.96             255,465        $23.23
$30.00 - $40.00         295,922        8.95             $34.34              37,348        $32.29
$40.00 - $50.00         164,550        8.95             $40.83              41,700        $40.87
$50.00 - $64.42          30,000        9.34             $54.08                   -             -
                      ---------                                          ---------
$ 0.06 - $64.42       2,800,883                                          1,052,113
                      =========                                          =========

     As discussed in Note 1, the Company continues to apply APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair market value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and net income (loss) per share would have changed to the pro forma amounts indicated below:

(In thousands, except per share amounts)                        1996       1995
Net income (loss) - as reported                              $(2,644)    $8,216
Net income (loss) - pro forma                                 (7,320)     7,273

Net income (loss) per share - as reported                      (0.18)      0.52
Net income (loss) per share - pro forma                        (0.49)      0.46


     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995: expected volatility of 60%, risk-free interest rates of 5.9% to 6.9%, and an expected life of 1 year from vest date. Pro forma compensation cost of options granted under the Employee Qualified Stock Purchase Plan is measured based on the discount from market value.

     Watermark Common and Redeemable Convertible Preferred Stock On August 18, 1995, Watermark's capitalization consisted of common stock and Series A through C of Redeemable Convertible Preferred Stock ("Watermark Preferred Stock"). In May 1994, Watermark converted certain then outstanding common stock into Watermark Preferred Stock in connection with a financing. Upon conversion of the outstanding shares of Watermark Preferred Stock, the preferred stockholders were entitled to receive from Watermark the then current liquidation amount per share of Watermark Preferred Stock as stated in the Watermark Articles of Incorporation.

     Saros Common and Convertible Preferred Stock On March 1, 1996, Saros' capitalization consisted of common stock and Series A through E Convertible
Preferred Stock ("Saros Preferred Stock"). The Saros Preferred Stock gave certain rights to the holders, was noncumulative, and was convertible, at the option of the holder, into an equal number of shares of common stock. Each share of Saros Preferred Stock had voting rights equivalent to those of the common shareholders and a conversion right that allowed them to convert outstanding shares of Saros Preferred Stock into common stock. Upon conversion of the outstanding shares of Saros Preferred Stock, the preferred stockholders were entitled to receive from Saros the liquidation amount ranging from $.33 to $1.875 per share.

     Note 7: Income Taxes The provision for income taxes consists of the following:

(In thousands)
Years ended December 31, 1996, December 31, 1995
and January 1, 1995                                      1996     1995     1994
Current:
  Federal                                              $2,930   $4,017   $3,200
  State                                                    75       867     514
  Foreign                                               2,241    2,458    1,202
Deferred:
  Federal                                                (772)     834      441
  State                                                   (18)     (60)      (1)
                                                       ------   ------   ------
  Total provision                                      $4,456   $8,116   $5,356
                                                       ======   ======   ======

     A reconciliation of the Company's effective tax rate compared to the statutory federal tax rate is as follows:

Years ended December 31, 1996, December 31, 1995
and January 1, 1995                                      1996     1995     1994
Income taxes at statutory federal rate                     35%      35%      35%
State taxes, net of federal benefit                         4        5        2
Unbenefited/utilized domestic losses                       42       21        2
Foreign tax rate differential/unbenefited losses         (130)     (14)     (13)
Non-deductible acquisition costs                          291        5        -
Other                                                       4       (2)       1
                                                          ----      ---      ---
Total                                                     246%      50%      27%
                                                          ====      ===      ===

     The Company provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income tax effects of these temporary differences representing significant portions of the deferred taxes at December 31, 1996 and December 31, 1995 are as follows:

(In thousands)
Years ended December 31, 1996 and December 31, 1995              1996      1995
Deferred taxes:
  Foreign loss carryforwards                                 $  1,445   $   975
  Domestic loss carryforwards                                   9,198     9,479
  Tax credit carryforwards                                      1,954     1,579
  Accrued expenses                                              1,745     1,851
  Inventory reserves                                              241       232
  Sales returns and allowance reserves                          1,359     1,169
  Capitalized software                                           (206)     (783)
  Depreciable assets                                              802      (131)
  Residual U.S. tax on foreign earnings                        (3,710)   (2,027)
  Other                                                         2,420     2,105
                                                               ------    ------
Total                                                          15,248    14,449
                                                               ------    ------
Valuation allowance                                           (13,012)  (13,003)
                                                               ------    ------
Net deferred tax asset                                       $  2,236 $   1,446
                                                             ======== =========

     The Company has an approximate $27 million loss carryforward related to Watermark and Saros which can be used to reduce future taxable income. Sections 382 and 383 of the Internal Revenue Code of 1986 place certain limitations on the use of these acquired losses. A maximum of $18 million of the net operating loss carryforward can be utilized in 1997, and if not utilized, will carryforward to 1998 and subsequent years. The remaining $9 million of the net operating loss carryforward will be available in 1998 and, if not utilized, will carryforward to subsequent years. Any net operating loss carryforward not utilized will begin expiring in 2004. The Company has an approximate $2 million tax credit carryforward which will expire beginning in 2004. Utilization of the loss and credit carryforwards will result in a reduction of income tax expense. A valuation allowance has been established for 100% of the net deferred tax assets related to Watermark and Saros.

     The Company has not provided any residual U.S. tax on approximately $15 million of a portion of the Company's foreign subsidiaries' undistributed earnings as the Company intends to indefinitely reinvest such earnings.

     At December 31, 1996, the Company had Dutch, UK and French subsidiary tax loss carryforwards relating to its foreign subsidiary operations of $1.8 million, $1.8 million and $0.7 million, respectively, as well as other immaterial foreign tax loss carryforwards. The Dutch and UK tax loss carryforwards have no expiration. The French losses will begin to expire in 1997. Valuation allowances have been established for 100% of the foreign tax loss carryforwards.

     Note 8: Development Contracts The Company has entered into development contracts in 1996 and prior years with third parties under which the Company receives funding for certain development activities. Cumulatively through December 31, 1996, $5.6 million of expenses related to the development activities had been funded under this arrangement. The Company has also incurred aggregate royalty expenses of $3.8 million through December 31, 1996 to one of the third parties based on shipments of the related products.

Note 9: Geographical Information

(In thousands)
Years ended December 31, 1996, December 31, 1995
and January 1, 1995                                    1996      1995      1994
Revenue
  United States*
    Customers                                      $174,618  $155,728  $137,420
    Intercompany                                     23,355    14,597    14,180
                                                   --------  --------  --------
      Total                                         197,973   170,325   151,600
  Europe*
    Customers                                        83,786    67,916    49,725
    Intercompany                                     15,815    11,448     6,825
                                                   --------  --------  --------
      Total                                          99,601    79,364    56,550
  Other
    Customers                                        10,509     5,734     5,190
    Intercompany                                      1,794     2,086       496
                                                   --------  --------  --------
      Total                                          12,303     7,820     5,686
    Eliminations                                    (40,964)  (28,131)  (21,501)
                                                   --------  --------  --------
Total revenue                                      $268,913  $229,378  $192,335
                                                   ========  ========  ========
Operating income (loss)
  United States**                                  $(18,588) $    369  $ 14,408
  Europe**                                           17,680    12,589     3,051
  Other                                               1,691       629       234
  Eliminations                                       (1,809)      (35)      (15)
                                                   --------  --------  --------
Total operating income (loss)                      $ (1,026) $ 13,552  $ 17,678
                                                   ========  ========  ========
Assets
  United States                                    $132,781  $151,929  $123,716
  Europe                                             56,971    38,993    31,278
  Other                                               6,043     2,672     3,124
  Eliminations                                         (116)   (3,912)   (5,476)
                                                   --------  --------  --------
Total assets                                       $195,679  $189,682  $152,642
                                                   ========  ========  ========

*U.S. revenue includes hardware sales to third-party international resellers. European revenue includes software sales to all third-party international resellers.

**U.S. operating income includes $16.0 million in 1996 and $3.9 million in 1995 for merger, restructuring and write-off of purchased in-process research and development costs and European operating income includes $2.5 million for merger and other costs in 1995. For all years presented, U.S. operating income (loss) includes certain corporate expenses such as research and development, marketing communications and corporate administration and European and other operating income includes international headquarters expenses.

     Note 10: Contingencies In October 1994, Wang Laboratories, Inc. ("Wang") filed a complaint in the United States District Court for the District of Massachusetts alleging that the Company is infringing five patents held by Wang. On June 23, 1995, Wang amended its complaint to include an additional related patent. On July 2, 1996, Wang filed a complaint in the same court alleging that Watermark, formerly a wholly-owned subsidiary that was merged into the Company, is infringing three of the same patents asserted in the initial complaint. On October 9, 1996, Wang withdrew its claim that one of the patents it initially asserted is infringed by the Company's products which were commercialized before the initial complaint was filed. Wang reserved the right to assert that patent against the Company's products commercialized after that date in a separate lawsuit. Based on the Company's analysis of these Wang patents and their respective file histories, the Company believes that it has meritorious defenses to Wang's claims; however, the ultimate outcome or any resulting potential loss cannot be determined at this time.

     In January 1997, Wang and Eastman Kodak Company ("Kodak") announced that they have entered into an agreement under which Kodak will acquire the Wang business unit that has responsibility for this litigation. The acquisition is scheduled to close in March-April 1997 and the Company cannot predict what, if any, impact this will have on the litigation. If it should be determined that the patents at issue in the litigation are valid and are infringed by any of the Company's products, including Watermark products, the Company will, depending on the product, redesign the infringing products or seek to obtain a license to market the products. There can be no assurance that the Company will be able to obtain such a license on acceptable terms.

     On December 20, 1996, plaintiff Michael I. Goldman filed a class action complaint against the Company and certain of its officers and directors in the Superior Court of California, County of Orange. The action was purportedly filed on behalf of a class of purchasers of the Company's common stock during the period October 19, 1995 through July 2, 1996. Plaintiff alleges that the Company and other defendants violated Cal. Corp. Code Sections 25400 and 25500, Cal. Civ. Code Sections 1709-1710 and Cal. Bus. & Prof. Code Sections 17200 et seq. in connection with various public statements made by the Company and certain of its officers and directors during the putative class period. The complaint seeks unspecified compensatory and punitive damages, interest, payment of attorney's fees and costs, and equitable or injunctive relief; however, at this time it is not possible to determine the potential liability, if any. The Company has not yet responded to the complaint. The Company believes the complaint is without merit and intends to defend the action vigorously.

     The Company, in the normal course of business, is subject to various other legal matters. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of these other matters will not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

     Note 11: Related Party Transaction Watermark originally entered into a republishing and distribution agreement with a UK company (the "Distributor") which provided the Distributor with exclusive distribution rights of Watermark's products in defined territories. The Chief Executive Officer of the Distributor is the brother of Watermark's then President and Chief Executive Officer. During 1995, Watermark elected to purchase the portion of the Distributor's business related to selling Watermark's products at a negotiated price of $2.5 million which is included in merger and other costs in 1995.

Note 12: Quarterly Financial Information (Unaudited)

(In thousands, except per share amounts)
Year ended December 31, 1996       First     Second   Third    Fourth   Fiscal
                                  quarter*  quarter  quarter*  quarter   year
Revenue                           $66,744   $64,997  $64,622   $72,550 $268,913
Income (loss) before income taxes (10,417)    3,351    4,575     4,303    1,812
Net income (loss)                 (11,820)    2,513    3,431     3,232   (2,644)
Net income (loss) per share       $ (0.79)  $  0.15  $  0.22   $  0.20 $  (0.18)

Year ended December 31, 1995
Revenue                           $48,421   $56,121  $57,098   $67,738 $229,378
Income (loss) before income taxes   4,842     3,354     (644)    8,780   16,332
Net income (loss)                   3,149     1,331   (1,466)    5,202    8,216
Net income (loss) per share       $  0.20   $  0.09  $ (0.10)  $  0.32 $   0.52

*Includes a one-time after-tax charge of $16.0 million in the first quarter of 1996 and $5.0 million in the third quarter of 1995 for merger, restructuring and write-off of purchased in-process research and development costs.

Independent Auditors' Report

To the Stockholders and Board of Directors of FileNet Corporation:

We have audited the accompanying consolidated balance sheets of FileNet Corporation and its subsidiaries as of December 31, 1996 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1996, December 31, 1995, and January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FileNet Corporation and its subsidiaries as of December 31, 1996 and December 31, 1995 and the results of their operations and their cash flows for the years ended December 31, 1996, December 31, 1995, and January 1, 1995 in conformity with generally accepted accounting principles.


/S/ Deloitte & Touche LLP

February 10, 1997
Costa Mesa, California