Form 10-K, Exhibit 13
period 1997-12-31
FILENET CORP
filed 1998-03-31
CIK 706015

Stock Market and Dividend Information

     The Company's common stock is traded in the National Market System (NASDAQ) under the symbol FILE. The following are the high and low closing prices from January 2, 1995 through December 31, 1997, as reported by NASDAQ:

                                                               High       Low
                                                               ----       ---
1997
4th Quarter                                                  $32.63    $16.13
3rd Quarter                                                   20.13     15.50
2nd Quarter                                                   16.63     10.31
1st Quarter                                                   31.75     15.50
1996
4th Quarter                                                  $36.13    $26.00
3rd Quarter                                                   35.00     20.63
2nd Quarter                                                   57.88     33.25
1st Quarter                                                   65.25     40.75
1995
4th Quarter                                                  $48.75    $38.50
3rd Quarter                                                   50.25     40.25
2nd Quarter                                                   40.38     31.00
1st Quarter                                                   35.50     26.00

The closing price of the Company's common stock on December 31, 1997 was $30.13. The approximate number of stockholders of record on February 23, 1998, was 838; the closing price of the Company's common stock on this date was $31.34.
     The Company has not paid any dividends on its common stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. The Company's ability to pay dividends is limited by the terms of its line of credit agreement.


                                       42