Form 10-K, Exhibit 13
period 1997-12-31
FILENET CORP
filed 1998-03-31
CIK 706015

Management's Discussion and Analysis of Financial Condition and Results of Operations

     Results  of  Operations  The  following   discussion   should  be  read  in
conjunction with the Consolidated Financial Statements and Notes thereto contained elsewhere in this Annual Report.

Revenue (Dollars  in  millions)
                                            Percent            Percent
                                     1997    change     1996    change     1995
                                     ----    ------     ----    ------     ----
Software revenue
   Domestic                        $ 89.7        2%   $ 87.6       12%   $ 77.9
   International                     43.0      (19%)    53.1       39%     38.2
                                     ----      ---      ----       --      ----
   Total software revenue          $132.7       (6%)  $140.7       21%   $116.1
      Percentage of total revenue     53%                52%                51%
Service revenue
   Domestic                        $ 68.0       11%   $ 61.4       29%   $ 47.5
   International                     21.3        3%     20.7        5%     19.7
                                     ----        -      ----        -      ----
   Total service revenue           $ 89.3        9%   $ 82.1       22%   $ 67.2
      Percentage of total revenue     36%                31%                29%
Hardware revenue
   Domestic                        $ 20.4      (28%)  $ 28.3        3%   $ 27.4
   International                      9.0      (49%)    17.8       (5%)    18.7
                                      ---      ---      ----       --      ----
   Total hardware revenue          $ 29.4      (36%)  $ 46.1        --   $ 46.1
      Percentage of total revenue     12%                17%                20%
                                      --                 --                 --
Total revenue                      $251.4       (7%)  $268.9        17%  $229.4
                                   ======       ==    ======        ==   ======

     Software revenue from the licensing of the Company's software products decreased 6% in 1997 due to a decrease in new domestic orders during the first quarter of 1997 and a decrease in new international orders for the year, offset by increased demand experienced domestically during the third and fourth quarters. The 21% increase in 1996 is attributable to an increase in the volume of product shipments from the addition of new products and reselling partners and additional revenue generated through the Company's co-marketing arrangement with Hewlett-Packard Company (HP). The Company believes software revenue growth rates for 1997 and 1996 were negatively impacted by difficulties experienced with integrating the Saros Corporation (Saros) and Watermark Software Inc. (Watermark) sales organizations into FileNET's sales organization.
     Service revenue consists of revenue from software maintenance services, professional services, training, repairs and supplies. Service revenue increased 9% in 1997 due to an increase in the customer installed base, offset by a decrease in international professional services revenue and the decrease in revenue related to the sale and repair of spare parts to HP noted below. The 22% increase in 1996 was due to the growth of the Company's customer installed base, an increase in training due primarily to the training of new resellers, and the recognition of $7.6 million of revenue from the sale and repair of spare parts in connection with the continued transition of hardware maintenance activities to HP. There were no such sales in 1995.
     Hardware revenue is generated primarily from the sale of 12-inch optical storage and retrieval libraries (OSAR) and third-party hardware. Hardware revenue decreased 36% in 1997 due to a decrease in new orders experienced both domestically and internationally, attributable to the Company's focus on increasing its higher margin software revenue. The Company expects hardware revenue to continue to decline in both absolute dollars and as a percentage of total revenue as it continues to transition its business toward software-related revenue.

     Domestic revenues remained flat in 1997 compared to an increase of $24.5 million, or 16%, in 1996 due to the decrease in hardware revenue noted above and slower software growth. International revenue decreased $18.3 million, or 20%, compared with an increase of $15.0 mil-lion, or 20%, in 1996. The decrease in international revenue in 1997 from 1996 was due to a weakness in European orders and, to a lesser extent, the strengthening of the U.S. dollar. The increase in 1996 was due to continued growth of software and service revenue offset by the anticipated decrease in hardware revenue. International revenue as a percentage of total revenue decreased to 30% in 1997 from 34% in 1996 and 33% in 1995. The decrease in 1997 is due to the decrease in international revenues noted above. In the future, the Company expects inter-national revenue to continue to represent a significant percentage of total revenue as it continues to expand its operations internationally. However, the current economic crisis in the Asia-Pacific region could adversely affect international sales. In addition, international revenues could be adversely affected if the U.S. dollar strengthens against international currencies.

Cost of Revenue (Dollars in millions)

                                            Percent            Percent
                                     1997    change     1996    change     1995
                                     ----    ------     ----    ------     ----
Cost of software revenue            $14.8      (10%)   $16.5        9%    $15.1
   Percentage of software revenue     11%                12%                13%
Cost of service revenue             $56.5        5%    $53.6       21%    $44.3
   Percentage of service revenue      63%                65%                66%
Cost of hardware revenue            $20.3      (31%)   $29.6        3%    $28.8
   Percentage of hardware revenue     69%                64%                62%
                                      --                 --                 --
Cost of total revenue               $91.6       (8%)   $99.7       13%    $88.2
                                    =====       ==     =====       ==     =====

     The cost of software revenue includes royalties paid to third parties and the cost of software distribution. The cost of software revenue as a percentage of software revenue decreased to 11% in 1997 from 12% in 1996 and 13% in 1995. The decrease in 1997 is due to savings related to the consolidation of software distribution activities. The decrease in 1996 was due to a decrease in the amount of capitalized software amortized in 1996 and savings related to the consolidation of software distribution activities.
     The cost of service revenue includes software support and professional services personnel, supplies, and the cost of third-party hardware maintenance. The cost of service revenue as a percentage of service revenue decreased to 63% in 1997 from 65% in 1996 and 66% in 1995. The decreases are primarily due to the transition of hardware maintenance to HP, offset by lower margins associated with international maintenance.
     The  cost  of  hardware   revenue  includes  the  Company's  cost  of  OSAR
manufacturing, third-party purchased hardware and the cost of hardware integration personnel. The cost of hardware revenue as a percentage of hardware revenue increased to 69% in 1997 from 64% in 1996 and 62% in 1995. The increase in 1997 is due to a decrease in hardware revenue without a corresponding decrease in fixed costs related to the Company's hardware manufacturing and integration activities. The increase in 1996 was due to a less favorable mix from the Company's OSAR product line and lower margins from third-party purchased equipment.

Research and Development and Selling, General and Administrative Expenses (Dollars in millions)

                                            Percent            Percent
                                      1997    change     1996    change     1995
                                      ----    ------     ----    ------     ----
Research and development            $ 39.6        8%   $ 36.5       48%    $24.7
   Percentage of total revenue         16%                14%                11%
Selling, general and administrative $125.1        6%   $117.8       22%    $96.5
   Percentage of total revenue         50%                44%                42%

Management's Discussion and Analysis of Financial Condition and Results of Operations

     Research and development expenses increased 8% in 1997 primarily due to a general increase in salaries. The 48% increase in 1996 was due to the addition of development personnel and the related facilities and depreciation expenses to fund new development activities. Research and development expense in 1995 is after capitalized software development costs of $1.6 million.
     As a percentage of total revenue, research and development expenses increased to 16% in 1997 from 14% in 1996 and 11% in 1995. The increase in 1997 is due to the decrease in revenue compounded by the increased level of spending. The increase in 1996 was due to the increase in research and development personnel to sup-port new development activities without corresponding revenue growth and a decrease in the amount of capitalized software development costs.
     The Company expects that competition for qualified technical personnel will remain intense for the foreseeable future and may result in higher levels of compensation expense for the Company. The Company believes that research and development expenditures, including compensation of technical personnel, are essential to maintaining its competitive position and expects these costs to continue to constitute a significant percentage of revenue.
     Selling, general and administrative expenses increased 6% in 1997 and 22% in 1996. The increase in 1997 was due primarily to the Company's continued
international expansion and higher legal costs (see Note 11 of Notes to Consolidated Financial Statements for a description of legal proceedings). The increase in 1996 was due primarily to an increase in the number of marketing and sales support personnel employed internationally as the Company expanded its international reseller and sales operations and to an increase in commissions associated with higher revenues. In 1997, selling, general and administrative expenses as a percentage of total revenue increased to 50% from 44% in 1996 and 42% in 1995 primarily due to increasing expense levels without a corresponding increase in revenues.
     Merger, Restructuring, Write-off of Purchased In-process Research and Development and Other Costs The $6.0 million in restructuring and other charges in 1997 represents the costs of consolidating the Watermark business unit's Burlington, Massachusetts engineering and marketing functions with those at FileNET's Costa Mesa, California location, as well as a reduction in headcount in certain other areas of the Company. The restructuring and other charges include approximately $1.9 million for severance payments for 111 employees, $2.2 million for the write-off of impaired assets, $0.4 million for facility closing costs and $1.5 million of other charges.
     The $16.0 million merger, restructuring and write-off of purchased in-process research and development costs in 1996 consisted of $10.0 million for the write-off of purchased in-process research and development costs related to the International Financial Systems Ltd. (IFSL) acquisition, $4.2 million in merger costs related to the Saros acquisition, and $1.8 million in restructuring costs related to the Saros and Watermark acquisitions. The restructuring charges represent the costs of consolidating the various companies' sales and administrative functions and include $1.4 million for severance payments for 30 employees and $0.4 million for the write-off of certain contractual obligations and other costs.
     The $6.4 million merger, restructuring and write-off of purchased in-process research and development costs in 1995 consisted of a charge for the buyout of certain Watermark European marketing and manufacturing rights, a write-off of capitalized research and development expenses for FileNET projects made redundant by the Watermark acquisition and other direct acquisition-related fees and expenses.
     At December 31, 1997, accrued restructuring and other charges of $3.0 million are included in other accrued liabilities. The Company anticipates that the remaining restructuring costs will be expended during 1998.
     Other Income Other income, net of other expenses, was $3.2 million in 1997 and $2.8 million in both 1996 and 1995. The increase in 1997 is primarily due to increased interest income on a higher balance of cash and marketable securities.
     Provision for Income Taxes The provision for income taxes was a benefit of $2.2 million in 1997, compared to charges of $4.5 million and $8.1 million recorded in 1996 and 1995, respectively. The 1997 effective tax rate was (28%). The Company's 1996 effective tax rate is not meaningful, as the 1996 provision was impacted by the write-off of purchased in-process research and development as part of the acquisition of IFSL, with no corresponding tax benefit, nondeductible costs associated with the Saros merger and earnings generated in certain international jurisdictions, partially offset by the benefit of tax losses incurred in the United States. The Company's effective tax rate was 50% in 1995.
     The Company currently anticipates that its effective tax rate for 1998 will be approximately 30%. However, the actual tax rate may differ due to a variety of factors including the geographical mix of revenues and the ability to use certain deferred tax assets.

     Foreign Currency Fluctuations and Inflation The Company's performance can be affected by changes in foreign currency values relative to the U.S. dollar, as discussed above, in relation to the Company's revenue and operating expenses. The impact to net income from foreign exchange transactions and hedging activities is immaterial for all periods reported. The foreign currency translation adjustment included in stockholders' equity decreased $5.8 million during 1997 over 1996 due primarily to the weakness of the Irish currency against the U.S. dollar applied to the Company's net assets in Ireland.
     Management believes that inflation has not had a significant impact on the prices of the Company's products, the cost of its materials, or its operating results during 1995 through 1997.

                              Financial Condition

     Liquidity and Capital Resources As of December 31, 1997, combined cash, cash equivalents, and marketable securities (short and long-term) were $71.8 million, an increase of $4.5 million from the $67.3 million at the end of 1996.
     Cash provided by operating activities in 1997 was $24.8 million. Cash used by the net loss for the year was offset by lower accounts receivable balances associated with a lower average days sales outstanding, lower inventories associated with the Company's decrease in hardware revenue and additions to net income for depreciation and amortization. Cash used by investing activities totaled $11.3 million, consisting of capital expenditures offset by the net sale and maturity of marketable securities. Cash used by financing activities was $2.6 million and was the result of the repurchase of common stock offset by proceeds from the issuance of common stock in connection with the exercise of employee stock options and the employee stock purchase plan.
     Cash used by operating activities in 1996 was $1.8 million. The balance is primarily due to a net loss and the effect of higher accounts receivable balances associated with higher revenue and higher average days sales outstanding, offset in part by the non-cash additions to net income for write-off of capitalized and purchased in-process research and development costs, depreciation and amortization of capitalized software. Cash used by investing activities totaled $16.7 million, consisting of capital expenditures and the purchase of IFSL, offset by proceeds from the sale of equipment and the net sale and maturity of marketable securities. Net cash provided by financing activities was $2.6 million and was the result of proceeds from the issuance of common stock and stock option income tax benefits, offset by the repurchase of common stock.
     The Company's capital expenditures were $14.3 million in 1997, $17.9 million in 1996, and $14.7 million in 1995. The Company's primary capital equipment expenditures are for research and development, demonstration and training equipment and enhancements to its internal business systems. The Company anticipates that it will acquire approximately $18.0 million of capital equipment in 1998. During the first quarter of 1998, the Company repurchased $4.4 million of its common stock, thereby completing its previously announced $10 million stock repurchase program. The Company anticipates that its present cash balances, together with internally-generated funds and credit lines, will be sufficient to meet its working capital and capital expenditure needs throughout 1998.

                                 Other Matters

     Year 2000 The Company is assessing the internal readiness of its computer systems for handling the year 2000. The Company expects to implement successfully the systems and programming changes necessary to address year 2000 issues with respect to its internal systems and does not believe that the cost of such actions will have a material adverse effect on its financial condition or results of operations. Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address the year 2000 issues, and the Company's inability to implement such systems and changes could have an adverse effect on future results of operations.

      Recent Accounting Pronouncements In 1997, SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," were issued and are effective for fiscal years beginning after December 15, 1997. In October 1997, the AICPA issued SOP 97-2, "Software Revenue Recognition," which supersedes SOP 91-1. The provisions of SOP 97-2 are effective for fiscal years beginning after December 15, 1997. The Company is reviewing the impact of these pronouncements on its financial statements.

     Environmental Matters The Company is not aware of any issues related to environmental matters that have, or are expected to materially affect its business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

                             Certain Considerations

     This Annual Report contains forward-looking statements that involve risks and uncertainties, including those discussed below and in the Notes to Consolidated Financial Statements. The actual results that the Company achieves may differ materially from any forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revisions to these forward-looking statements. Readers should carefully review the factors described below and in other documents the Company files from time to time with the Securities and Exchange Commission, including its Annual Report on Form 10-K for 1997 and the Quarterly Reports on Form 10-Q to be filed by the Company in 1998. Factors that may affect the Company's business, financial condition and results of operations include:

     Rapid Technological Change; Product Development The market for the Company's products is characterized by rapid technological developments, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. The Company's success will be dependent upon its ability to enhance its existing products, develop and introduce, in a timely manner, new products incorporating technological advances and respond to customer requirements. Specifically, the Company has announced plans to deliver a new range of desktop software products providing integrated document management capability for existing and new users. To the extent one or more of the Company's competitors introduce products that more fully address customer requirements, the Company's business could be adversely affected. There can be no assurance that the Company will be successful in developing and marketing enhancements to its existing products or new products on a timely basis or that any new or enhanced products will adequately address the changing needs of the market-place. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, financial condition or results of operations could be adversely affected. From time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that such announcements will not cause customers to delay their purchasing decisions in anticipation of such products, resulting in a material adverse effect on the Company's business, financial condition or results of operations.

     Uncertainty of Future Operating Results; Fluctuations in Quarterly Operating Results Future operating results will depend upon many factors, including the demand for the Company's products, the effectiveness of the Company's efforts to continue to integrate various products it has developed or acquired through acquisition of others and to achieve the desired levels of sales from such product integration, the level of product and price competition, the length of the Company's sales cycle, seasonality of individual customer buying patterns, the size and timing of individual transactions, the delay or deferral of customer implementations, the budget cycles of the Company's customers, the timing of new product introductions and product enhancements by the Company and its competitors, the mix of sales by products, services and distribution channels, levels of international sales, acquisitions by competitors, changes in foreign currency exchange rates, the ability of the Company to develop and market new products and control costs, and general domestic and international economic and political conditions. Accordingly, the Company's quarterly results are difficult to predict and revenues and net income for any one quarter have in the past and may again fall significantly short of anticipated levels. Additionally, a large percentage of orders for any one quarter are usually received from customers very late in the quarter and, as a result, the Company is not able to identify possible revenue and net income shortfalls to any significant extent until the end of the quarter.
     As a result of these factors, revenues and operating results for any quarter are subject to variation and are not predictable with any significant degree of accuracy. Therefore, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Moreover, such factors could cause the Company's operating results in a given quarter to be below the expectations of public market analysts and investors and the price of the Company's common stock could be materially adversely affected.

     Competition The document imaging, workflow, computer output to laser disk and document management software markets are highly competitive, and there are certain competitors of the Company with substantially greater sales, marketing, development and financial resources. The Company believes that the competitive factors affecting the market for its products and services include vendor and product reputation; product quality, performance and price; the availability of products on multiple platforms; product scalability; product integration with other enterprise applications; product functionality and features; product ease of use; and the quality of customer support services and training. The relative importance of each of these factors depends upon the specific customer involved. While the Company believes it competes favorably in each of these areas, there can be no assurance that it will continue to do so. Moreover, the Company's present or future competitors may be able to develop products comparable or superior to those offered by the Company, offer lower price products or adapt more quickly than the Company to new technologies or evolving customer requirements. Competition is expected to intensify. In order to be successful in the future, the Company must respond to technological change, customer requirements and competitors' current products and innovations. There can be no assurance that the Company will be able to continue to compete effectively in its market or that future competition will not have a material adverse effect on its business, financial condition or results of operations. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the markets served by the Company. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations.

     Intellectual Property and Other Proprietary Rights The Company's success depends, in part, on its ability to protect its proprietary rights to the technologies used in its principal products. The Company relies on a combination of copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. There can be no assurance that the Company's existing or future copyrights, trademarks, trade secrets or other intellectual property rights will be of sufficient scope or strength to provide meaningful protection or commercial advantage to the
Company. FileNET has no software patents. Also, in selling certain of its products, the Company relies on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that such factors would not have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company also relies on certain software that it licenses from third parties, including software that is integrated with internally  developed  software  used in the  Company's  products to perform key functions. There can be no assurance that such third parties will remain in business, that they will continue to support their products, that their products are, or will be, year 2000 compliant, or that their products will otherwise continue to be available to the Company on commercially reasonable terms. The loss or inability to maintain any of theses software licenses could result in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, any of which could adversely affect the Company's business, financial condition or results of operations.
     The Company may, from time to time, be notified that it is infringing certain patent or intellectual property rights of others. Combinations of technology acquired through past or future acquisitions and the Company's technology will create new products and technology that may give rise to claims of infringement. While no actions other than those discussed below are currently pending against the Company for infringement of patent or other proprietary rights of third parties, there can be no assurance that third parties will not initiate infringement actions against the Company in the future. Infringement actions can result in substantial cost to, and diversion of, resources of the Company. If the Company were found to infringe upon the rights of others, no assurance can be given that licenses would be obtainable on acceptable terms or at all, that significant damages for past infringement would not be assessed or that further litigation relative to any such licenses or usage would not occur. The failure to successfully defend any claims or obtain necessary licenses or other rights, the ultimate disposition of any claims or the advent of litigation arising out of any claims of infringement, could have a material adverse effect on the Company's business, financial condition or results of operations.
     In October 1994, Wang Laboratories, Inc. (Wang) filed a complaint in the United States District Court for the District of Massachusetts alleging that the Company is infringing five patents held by Wang (the FileNET Case). On June 23, 1995, Wang amended its complaint to include an additional related patent. On July 2, 1996, Wang filed a complaint in the same court alleging that Watermark Software Inc., formerly a wholly owned subsidiary that was merged into the
Company, is infringing three of the same patents asserted in the initial complaint (the Watermark Case). On October 9, 1996, Wang withdrew its claim in the FileNET Case that one of the patents it initially asserted is infringed by the Company's products that were commercialized before the initial complaint was filed. Wang reserved the right to assert that patent against the Company's products commercialized after that date in a separate lawsuit.
     In March 1997, Eastman Kodak Company (Kodak) purchased the Wang imaging business unit that has responsibility for this litigation. The patents in the suit have been transferred to a Kodak subsidiary, Kodak Limited of England, which, in turn, has exclusively licensed them to another Kodak subsidiary, Eastman Software, Inc. in the United States (Eastman). On July 30, 1997, the Court permitted Eastman and Kodak Limited of England to be substituted in the litigation in place of Wang.
     FileNET has moved for summary judgement on noninfringement as to each of the five patents in the suit, and for summary judgment of invalidity as to one of the patents. Eastman moved for summary judgment as to FileNET's unenforceability defense on one of the patents. A trial date has not been set.
     If it should be determined that the patents at issue in the litigation are valid and are infringed by any of the Company's products, including Watermark products, the Company will, depending on the product, redesign the infringing products or seek to obtain a license to market the

Management's Discussion and Analysis of Financial Condition and Results of Operations

products. There can be no assurance that the Company will be able to obtain such a license on acceptable terms. Based on the Company's analysis of these Eastman patents and their respective file histories, the Company believes that it has meritorious defenses to Eastman's claims; however, the ultimate outcome or any resulting potential loss cannot be determined at this time.

     Dependence on Certain Relationships The Company has entered into a number of co-marketing relationships with other companies such as Microsoft Corporation, Compaq Computer Corporation, SAP AG, HP and Sun Microsystems, Inc. There can be no assurance that these companies will not reduce or discontinue their relationships with, or support of, the Company and its products.

     Dependence on Key Management and Technical Personnel The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, technical and operational personnel. In general, the Company does not utilize employment agreements for its key employees. The loss of the services of one or more key employees could have a material adverse effect on the Company's operating results. The Company also believes its future success will depend in large part upon its ability to attract and retain additional highly skilled management, technical, marketing, product development and operational personnel. Competition for such personnel, particularly engineers and other technical personnel, is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. In addition, the Company may experience increased compensation costs in order to attract and retain skilled personnel.

     International Sales Historically, the Company has derived more than 30% of its total revenues from international sales. Six percent of the Company's 1997 revenues were generated in the Asia-Pacific region (including 4% in Australia). International business is subject to certain risks including varying technical standards, tariffs and trade barriers, political and economic instability, reduced protection for intellectual property rights in certain countries, difficulties in staffing and maintaining foreign operations, difficulties in managing foreign distributors, potentially adverse tax consequences, currency exchange fluctuations, the burden of complying with a wide variety of complex operations, foreign laws, regulations and treaties, and the possibility of difficulties in collecting accounts receivable. In particular, the current economic crisis in the Asia Pacific region may limit future growth or cause a decline in international revenues. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations.

     Product Liability Products as complex as those sold by the Company are susceptible to errors or failures, especially when first introduced or when new versions are released. The Company's products are often intended for use in applications that are critical to a customer's business. As a result, the Company's customers may rely on the effective performance of the software to a greater extent than the market for software products generally. The Company conducts extensive product testing to ensure that its products are free of significant errors and defects. In addition, the Company has designed and tested the most current versions of its products to be year 2000 compliant. However, some of the Company's customers are running earlier product versions that are not year 2000 compliant. Although the Company has been encouraging such customers to migrate to current product versions, no assurance can be given that all of them will do so in a timely fashion, if at all. Moreover, the Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and is used in the Company's products to perform key functions. There can be no assurance that such third-party software will be free of errors and defects or be year 2000 compliant in a timely fashion. Although the Company has not experienced any material product liability claims to date, there can be no assurance that errors or defects, whether associated with year 2000 functions or otherwise, will not result in product liability claims against the Company in the future. The Company's license agreements with customers typically contain provisions designed to limit the Company's exposure to potential product liability claims; however, it is possible that such limitation of liability pro-visions may not be effective under the laws of certain jurisdictions. Defective products or releases could result in loss of revenues, increased service and warranty costs and product liability claims, and could adversely affect the Company's market penetration and reputation, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Stock Price Volatility The Company believes that a variety of factors could cause the price of its common stock to fluctuate, perhaps substantially, including quarter-to-quarter variations in operating results; announcements of developments related to its business; fluctuations in its order levels; general conditions in the technology sector or the worldwide economy; announcements of technological innovations, new products or product enhancements by the Company or its competitors; key management changes; changes in joint marketing and development pro-grams; developments relating to patents or other intellectual property rights or disputes; and developments in the Company's relationships with its customers, distributors and suppliers. In addition, in recent years, the stock market in general, and the market for shares of high-technology stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's common stock.