Form 10-K, Exhibit 13
period 1997-12-31
FILENET CORP
filed 1998-03-31
CIK 706015

Consolidated Balance Sheets

                                                                 December 31,
(In thousands, except share and per share amounts)              1997       1996
--------------------------------------------------              ----       ----
Assets
Current assets:
   Cash and cash equivalents                                $ 37,344   $ 28,530
   Short-term marketable securities                           26,600     22,037
   Accounts receivable, net of allowances for doubtful
     accounts and sales returns of $4,415 and $5,325 at
     December 31, 1997 and 1996, respectively                 61,283     75,469
   Inventories                                                 3,541      8,794
   Prepaid expenses and other current assets                   8,309      8,336
   Deferred income taxes                                       6,439      5,641
                                                               -----      -----
Total current assets                                         143,516    148,807

Property, net                                                 27,587     28,329
Long-term marketable securities                                7,826     16,705
Other assets                                                     941      1,838
                                                                 ---      -----
Total assets                                                 $179,870  $195,679
                                                             ========  ========

Liabilities and stockholders' equity
Current liabilities:
   Accounts payable                                          $ 15,003  $ 16,752
   Accrued compensation                                        14,845    10,728
   Unearned maintenance revenue                                 8,848     5,554
   Accrued royalties                                            2,743     4,531
   Other accrued liabilities                                   19,190    21,903
                                                               ------    ------
Total current liabilities                                      60,629    59,468

Deferred income taxes                                             430     3,405
Stockholders' equity:
   Preferred stock-$.10 par value, 7,000,000 shares authorized;
     none issued and outstanding
   Common stock-$.01 par value, 100,000,000 shares authorized;
     15,560,838 and 15,230,566 shares issued and outstanding
     at December 31, 1997 and 1996, respectively              130,741   127,813
Retained earnings                                               2,348     7,874
Currency translation adjustment and other                      (4,146)    1,687
                                                               ------     -----
                                                               128,943  137,374
Treasury stock at cost: 410,000 and 200,000 shares at
  December 31, 1997 and 1996, respectively                      10,132    4,568
                                                                ------    -----
Total stockholders' equity                                     118,811  132,806
Total liabilities and stockholders' equity                    $179,870 $195,679

See accompanying  Notes to Consolidated Financial Statements.

                     Consolidated Statements of Operations

                                                       Year ended December 31,
(In thousands, except per share amounts)               1997      1996      1995
----------------------------------------               ----      ----      ----
Revenue
  Software revenue                                 $132,723  $140,659  $116,052
  Service revenue                                    89,280    82,118    67,174
  Hardware revenue                                   29,422    46,136    46,152
                                                     ------    ------    ------
Total revenue                                       251,425   268,913   229,378

Costs and expenses
  Cost of software revenue                           14,768    16,464    15,146
  Cost of service revenue                            56,503    53,568    44,277
  Cost of hardware revenue                           20,330    29,633    28,800
  Research and development                           39,575    36,502    24,711
  Selling, general and administrative               125,122   117,761    96,499
  Merger, restructuring, write-off of purchased
    in-process research and development and other
    costs                                             6,000    16,011     6,393
                                                      -----    ------     -----
Total costs and expenses                            262,298   269,939   215,826
                                                    -------   -------   -------
Operating income (loss)                             (10,873)   (1,026)   13,552
Other income, net                                     3,160     2,838     2,780
                                                      -----     -----     -----
Income (loss) before income taxes                    (7,713)    1,812    16,332
Provision (benefit) for income taxes                 (2,187)    4,456     8,116
                                                     ------     -----     -----
Net income (loss)                                  $ (5,526) $ (2,644)  $ 8,216
                                                   ========  ========   =======

Basic earnings (loss) per share                    $  (0.36) $  (0.18)  $  0.57

Diluted earnings (loss) per share                  $  (0.36) $  (0.18)  $  0.52

Weighted average shares outstanding - basic          15,155    15,007    14,430

Weighted average shares outstanding - diluted        15,155    15,007    15,856

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
(In thousands)

                                                                                 Currency
                                 Convertible                                  Translation
                               preferred stock     Common stock     Retained   Adjustment    Treasury stock
                               Shares    Amount  Shares    Amount   earnings        Other   Shares    Amount     Total
                               ------  --------  ------  --------   --------  -----------   ------  --------  --------
Balances at January 2, 1995     1,532  $ 19,879  11,420  $ 78,778    $ 2,302      $    47                     $101,006
Stock options exercised                             542     7,471                                                7,471
Stock option income
  tax benefits                                              3,722                                                3,722
Common stock issued under the
  Employee Qualified Stock
  Purchase Plan                                      35       814                                                  814
Exercise of Saros warrants                          195     2,235                                                2,235
Conversion of Watermark
  redeemable convertible
  preferred stock to FileNET
  common stock                                    1,062     7,699                       8                        7,707
Foreign currency translation
  adjustment                                                                          (53)                         (53)
Net income                                                             8,216                                     8,216
Other                                                                                  40                           40
                               ------  --------  ------  --------   --------  -----------   ------  --------  --------
Balances at December 31, 1995   1,532    19,879  13,254   100,719     10,518           42                      131,158
Stock options exercised                             398     3,330                                                3,330
Stock option income
  tax benefits                                              2,606                                                2,606
Common stock issued under
  the Employee Qualified
  Stock Purchase Plan                                38     1,028                                                1,028
Exercise of Saros warrants                            9       251                                                  251
Conversion of Saros
  convertible preferred
  stock to FileNET
  common stock                 (1,532)  (19,879)  1,532    19,879
Repurchase of treasury
  shares at cost                                                                              (200)  $(4,568)   (4,568)
Foreign currency translation
  adjustment                                                                        1,671                        1,671
Net loss                                                              (2,644)                                   (2,644)
Other                                                                                 (26)                        (26)
                               ------  --------  ------  --------   --------  -----------   ------  --------  --------
Balances at December 31, 1996                    15,231   127,813      7,874        1,687     (200)   (4,568)  132,806
Stock options exercised                             242     1,721                                                1,721
Common stock issued under the
  Employee Qualified Stock
  Purchase Plan                                      88     1,207                                                1,207
Repurchase of treasury
  shares at cost                                                                              (210)   (5,564)   (5,564)
Foreign currency translation
  adjustment                                                                       (5,809)                      (5,809)
Net loss                                                              (5,526)                                   (5,526)
Other                                                                                 (24)                         (24)
                               ------  --------  ------  --------   --------  -----------   ------  --------  --------
Balances at December 31, 1997                    15,561  $130,741   $  2,348      $(4,146)    (410) $(10,132) $118,811
                               ======  ========  ======  ========   ========  ============  ======= ========= ========

See accompanying Notes to Consolidated Financial Statements.

                      Consolidated Statements of Cash Flows

                                                       Year ended December 31,
(In thousands)                                         1997      1996      1995
--------------                                         ----      ----      ----
Cash flows from operating activities:
Net income (loss)                                  $ (5,526) $ (2,644) $  8,216
Adjustments to reconcile net income (loss) to net
  cash provided by (used for) operating activities:
    Write-off of capitalized and purchased
      in-process research and development costs                 10,011    1,393
    Depreciation and amortization                    13,289     13,049   12,075
    Provision for doubtful accounts                     350      1,205      857
    Deferred income taxes                            (3,773)      (790)     196
    Changes in operating assets and liabilities,
      net of effect of business acquisition:
        Accounts receivable                           9,365    (21,921) (10,722)
        Inventories                                   5,368     (2,161)  (1,464)
        Prepaid expenses and other current assets      (539)    (1,764)  (2,497)
        Accounts payable                             (1,273)       639    4,683
        Accrued compensation                          4,380       (270)   2,689
        Unearned maintenance revenue                  3,327       (207)   1,864
        Accrued royalties                            (1,788)       959    1,125
        Other                                         1,581      2,099    6,271
                                                      -----      -----    -----
Net cash provided by (used for) operating activities 24,761     (1,795)  24,686
                                                     ------     ------   ------
Cash flows from investing activities:
   Proceeds from sale of property                       264      3,304      393
   Capital expenditures                             (14,266)   (17,866) (14,692)
   Capitalized software development costs                                (1,600)
   Payment for purchase of IFSL, net of assets
     acquired                                                  (10,011)
   Purchases of marketable securities               (30,274)   (32,092) (49,815)
   Proceeds from sales and maturities of
     marketable securities                           32,946     39,990   45,402
                                                     ------     ------   ------
Net cash used for investing activities              (11,330)   (16,675) (20,312)
                                                    -------    -------  -------
Cash flows from financing  activities:
   Debt repayments, net                                                    (163)
   Proceeds from issuance of common stock             2,928      4,609   10,520
   Common stock repurchased                          (5,564)    (4,568)
   Stock option income tax benefits                              2,606    3,722
                                                      -----      -----    -----
Net cash provided by (used for) financing activities (2,636)     2,647   14,079
                                                     ------      -----   ------
Effect of exchange rate changes on cash and cash
  equivalents                                        (1,981)       975      (25)
                                                     ------        ---      ---
Net increase (decrease) in cash and cash equivalents  8,814    (14,848)  18,428
Cash and cash equivalents, beginning of year         28,530     43,378   24,950
                                                     ------     ------   ------
Cash and cash equivalents, end of year             $ 37,344   $ 28,530 $ 43,378
                                                   ========   ======== ========
Supplemental cash flow information
   Interest paid                                   $    201   $    443 $    229
   Income taxes paid                               $  3,050   $  3,236 $  3,527

See accompanying Notes to Consolidated Financial Statements.

                   Notes to Consolidated Financial Statements

                                     Note 1
                   Summary of Significant Accounting Policies

     Nature of Operations FileNET Corporation develops, markets and services an open, integrated, client/server-based family of document management software products designed for managing information and enhancing enterprise productivity. Additionally, the Company manufactures and sells a line of 12-inch optical storage and retrieval libraries (OSARs). The Company markets its products to a broad range of industries in more than 60 countries through a global sales, services and support organization, including its ValueNET partner program of resellers, system integrators and application developers.

     Principles of Consolidation The consolidated financial statements include the accounts of FileNET and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

     Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investments The Company's investments in marketable securities consist primarily of high-grade corporate and government securities with maturities of less than three years. Investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company classifies all of its investments as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

     Other Financial Instruments The Company enters into forward foreign exchange contracts as a hedge against the effects of fluctuating currency exchange rates on monetary assets and liabilities denominated in currencies other than the functional currency of the relevant entity. The Company is exposed to market risk on the forward exchange contracts as a result of changes in foreign exchange rates; however, the market risk should be offset by changes in the valuation of the underlying exposures. Gains and losses on these contracts, which equal the difference between the forward contract rate and the prevailing market spot rate at the time of valuation, are recognized in the consolidated statements of operations. The counterparties to these instruments are major financial institutions. The Company uses commercial rating agencies to evaluate the credit quality of the counterparties. The Company does not anticipate a loss resulting from credit risk related to any of these institutions (see Note 13).

     Fair Value of Financial Instruments The recorded amounts of financial assets and liabilities at December 31, 1997 and 1996 approximate fair value due to the relatively short period of time between origination of the instruments and their expected realization.

     Inventories Inventories are stated at the lower of first-in, first-out cost or market (see Note 5). The Company regularly monitors inventories for excess or obsolete items and makes any necessary adjustments at each balance sheet date.

     Foreign Currency Translation The Company measures the financial statements for the Company's foreign subsidiaries using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are included in stockholders' equity. Revenues, costs and expenses are translated at the rates of exchange prevailing during the year. Gains and losses from foreign currency transactions are included in other income.

     Property Property is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease (see Note 6).

     Research and Development The Company expenses research and development costs as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" does not materially affect the Company. The Company did capitalize certain software development costs up to and including the second quarter of 1995. The Company amortized the remaining capitalized software development costs during 1996. Amortization expense was $1.2 million and $1.8 million for the years ended December 31, 1996 and 1995, respectively.

                   Notes to Consolidated Financial Statements

     Revenue Recognition Software revenue is generally recognized when product is delivered to the customer in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 91-1, "Software Revenue Recognition." The Company recognizes other revenue at the time of product delivery and accrues any remaining costs, including insignificant vendor obligations. Revenue from service and post-contract customer support is recognized ratably over the term of the contract.

     Product Warranty The Company provides a warranty for its products against defects in materials and workmanship. A provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

     Income Taxes The provision for incomes taxes is determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years (see Note 9).

     Earnings (Loss) Per Share Beginning in 1997, the Company computes earnings or loss per share in accordance with SFAS No. 128, "Earnings Per Share." Earnings (loss) per share for all prior years have been restated to conform to SFAS No. 128. Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the reporting period. Earnings (loss) per share assuming dilution is computed using the weighted average number of common shares outstanding and the dilutive effect of potential common shares out-standing (see Note 4).

     Supplier Concentrations Certain components for the Company's proprietary 12-inch OSARs are available from a limited number of sources. Any inability to obtain components in the amounts needed on a timely basis could result in short-term delays in product shipments which could have a material adverse effect on the Company's operating results. The Company has qualified and is selling 5 1/4 -inch optical storage and retrieval devices from an alternative source which could be utilized by the Company's customers in the event of any interruptions in the delivery of components for the Company's own OSAR product.

     Stock-based Compensation The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting
Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" (see Note 8).

     Long-Lived Assets The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable.

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

     Reclassifications Certain reclassifications have been made to prior-years' balances to conform to current year's presentation.

                                     Note 2
                                  Acquisitions

     Acquisition of Saros Corporation In March 1996, the Company acquired Saros by issuing approximately 1.9 million shares of FileNET common stock and approximately 337,000 options to purchase FileNET common stock in exchange for all of the outstanding Saros stock and options. The transaction was accounted for as a pooling-of-interests for financial reporting purposes. Fees and expenses aggregating $4.2 mil-lion were expensed in the first quarter of 1996.

     Acquisition of International Financial Systems Ltd. In January 1996, the Company purchased for cash all of the outstanding shares of IFSL, the developer of a computer output to laser disk (COLD) software product for archiving documents. The acquisition was accounted for as a purchase for financial reporting purposes. The purchase price was allocated to net assets of $1.7 million and purchased in-process research and development costs of $10.0 million. The purchased in-process research and development costs were written off at the time of acquisition.

     Acquisition of Watermark Software Inc. In August 1995, the Company acquired Watermark by issuing approximately 1.3 million shares of FileNET common stock and approximately 152,000 options to purchase FileNET common stock in exchange for all of the outstanding Watermark stock and options. The transaction was accounted for as a pooling-of-interests for financial reporting purposes. Fees and expenses aggregating $6.4 million were expensed in the third quarter of 1995. Included in these fees and expenses is the write-off of $1.4 million of capitalized research and development costs for FileNET projects made redundant by the Watermark acquisition.

                                     Note 3
                         Restructuring and Other Costs

     The $6.0 million in restructuring and other charge in 1997 represents the costs of consolidating the Watermark business unit's Burlington, Massachusetts engineering and marketing functions with those at FileNET's Costa Mesa, California location, as well as a reduction in head-count in certain other areas of the Company. The restructuring and other charges include approximately $1.9 million for severance payments for 111 employees, $2.2 million for the write-off of impaired assets, $0.4 million for facility closing costs and $1.5 million of other charges.
     At December 31, 1997, accrued restructuring and other charges of $3.0 million are included in other accrued liabilities. The Company anticipates that the remaining restructuring costs will be paid during 1998.

                                     Note 4
                           Earnings (Loss) Per Share

     The following table is a reconciliation of the earnings and share amounts used in the calculation of basic earnings (loss) per share and diluted earnings
(loss) per share. Such calculations include the effect of the conversion of the then outstanding shares of Watermark's redeemable convertible preferred stock and Saros' convertible preferred stock into FileNET common stock, which occurred upon completion of the related acquisitions (see Notes 2 and 8):

                                                 Net                Per-Share
(In thousands, except per share amounts)      Income      Shares       Amount
----------------------------------------      ------      ------       ------

Year ended December 31, 1995
   Basic earnings per share                $8,216         14,430        $0.57
   Effect of dilutive stock options                        1,426
                                            -----          -----         ----
   Diluted earnings per share              $8,216         15,856        $0.52
                                           ======         ======        =====

     The weighted average number of shares outstanding for 1997 and 1996 was 15,154,563 and 15,007,233 respectively. Options to purchase shares of common stock in 1997 and 1996 were outstanding during the year but were not included in the computation of diluted loss per share, as their effect was antidilutive (see
Note 8).

                                     Note 5
                                  Inventories

Inventories consisted of the following at December 31:

(In thousands)                                              1997         1996
--------------                                              ----         ----
Raw materials                                             $1,831       $2,606
Work-in-process                                              950        2,648
Finished goods                                               760        3,540
                                                             ---        -----
Total                                                     $3,541       $8,794
                                                          ======       ======

                   Notes to Consolidated Financial Statements

                                     Note 6
                               Property and Leases

Property consisted of the following at December 31:

(In thousands)                                              1997         1996
--------------                                              ----         ----
Machinery, equipment and software                       $ 74,981     $ 66,404
Furniture and fixtures                                     8,808        9,242
Leasehold improvements                                     5,238        5,120
                                                           -----        -----
Total                                                     89,027       80,766
Less accumulated depreciation and amortization           (61,440)     (52,437)
                                                         -------      -------
Property, net                                           $ 27,587     $ 28,329
                                                        ========     ========

     The Company leases its corporate office, sales offices, manufacturing facilities, and other equipment under noncancelable operating leases, some of which have renewal options and generally provide for escalation of the annual rental amount.
     Expenses related to operating leases were $10.8 million, $9.6 million, and $9.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. The following table summarizes future minimum lease payments required under operating leases:

(In thousands)
--------------
1998                                                                  $11,046
1999                                                                   10,211
2000                                                                    8,518
2001                                                                    7,117
2002                                                                    6,480
Thereafter                                                              7,711
                                                                        -----
Total                                                                 $51,083
                                                                      =======

                                     Note 7
                             Borrowing Arrangements

     The Company has a $20 million commercial line of credit that expires in May 1999. Borrowings under the arrangement are unsecured and bear interest at the bank's prime rate. The Company is restricted from paying dividends during the term of the arrangement and, under the arrangement, must comply with certain covenants, including quarterly and annual profitability covenants. The Company was in compliance with such covenants as of December 31, 1997.
     The Company has four additional borrowing arrangements with foreign banks, which expire at various times during 1998, under which the Company may borrow approximately $2 million. Borrowings under these arrangements bear interest at the various banks' prime rates plus 0.75% to 1.5%. Of the $2 million available, approximately $1 million may be borrowed on an unsecured basis, while the remaining $1 million is collateralized by cash deposits with the bank.
     There were no borrowings outstanding under any of the arrangements at December 31, 1997 and 1996.
     Interest expense was $263,000, $443,000 and $288,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                                   Note 8
                              Stockholders' Equity

     Shareholder Rights Plan In October 1988, FileNET declared a dividend of one common stock purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one share of common stock at an exercise price of $55, subject to certain antidilution adjustments. The rights become exercisable if and when a person (or group of affiliated or associated persons) acquires 25% or more of FileNET's outstanding common stock, or announces an offer that would result in such person acquiring 30% or more of FileNET's common stock. After the rights become exercisable, each right will entitle its holder to buy a number of shares of FileNET's common stock having a market value of twice the exercise price of the rights. After the rights become exercisable, if FileNET is a party to certain merger or business combination transactions or transfers 50% or more of its assets or earnings power (as defined), each right will entitle its holder to buy a number of shares of common stock of the acquiring or surviving entity having a market value of twice the exercise price of the right. The rights expire November 17, 1998 and may be redeemed by FileNET at one cent per right at any time before a person has acquired 25% or more of FileNET's common stock.

     Treasury Stock In 1997, the Board of Directors authorized, subject to certain business and market conditions, the purchase of up to $10 million of the Company's outstanding common stock. During the year ended December 31, 1997, the number of shares purchased under this authorization was 210,000 shares at an aggregate cost of $5.6 million. During the first quarter of 1998, the Company repurchased $4.4 million of its common stock, thereby completing the stock repurchase program.
     In 1996, the Board of Directors authorized, subject to certain business and market conditions, the purchase of up to 200,000 shares of the Company's common stock. The purchases under this authorization were completed during 1996 at an aggregate cost of $4.6 million.

     Employee Qualified Stock Purchase Plan In March 1988, FileNET adopted the 1988 Employee Qualified Stock Purchase Plan (the Purchase Plan). A total of 600,000 shares of common stock are reserved for purchases under the Purchase Plan as amended. Under the terms of the Purchase Plan, common stock may be offered in successive six-month offering periods to eligible employees of the Company at 85% of the market price of the common stock at the beginning or end of the offering period, whichever is lower. The Purchase Plan covers substantially all domestic employees of the Company. Eligible employees may elect to have a portion of their salaries withheld for the purpose of making purchases under the Purchase Plan. Each participant is limited in any plan year to the acquisition of that number of shares that have an aggregate fair market value of not more than $25,000. There are no charges or credits to income in connection with the Purchase Plan. At December 31, 1997, $360,850 had been withheld from employees' salaries pursuant to the Purchase Plan for the current offering period, which expires on March 31, 1998. At December 31, 1997, approximately 126,897 shares remained available for future issuance.

     Stock Option Plans In April 1986, the Company adopted the 1986 Stock Option Plan (the 1986 Plan). Under the amended terms of the 1986 Plan, options to purchase 3,250,000 shares of the Company's common stock were reserved for issuance to employees, officers and directors. Options to purchase 541,415 and 821,548 common shares were exercisable at December 31, 1997 and December 31, 1996, respectively. In May 1995, the 1986 Plan was terminated and the remaining reserve of 70,049 shares was transferred into the 1995 Stock Option Plan and no common shares remain available for future grants under the 1986 Plan. Options granted were either incentive stock options or nonqualified stock options. Options granted become exercisable in 20% annual installments beginning one year after the date of grant, as determined by the Board of Directors, and expire no later than ten years plus one day from the date of grant. The exercise price of the incentive stock options and nonqualified options were not to be less than 100% and 85%, respectively, of the fair market value of the Company's common stock at the date of grant.
     In May 1995,  the  Company  adopted  the 1995 Stock  Option  Plan (the 1995
Plan). Under the amended terms of the 1995 Plan, options to purchase 1,600,000 shares of the Company's common stock were reserved for issuance to employees, officers and directors. This reserve was added to the 70,049 shares of common stock transferred from the 1986 Plan. Outstanding options under the 1986 Plan will continue to be governed by the provisions of the agreements evidencing those grants. To the extent any of those outstanding options terminate or expire prior to exercise, the shares subject to those unexercised options will be available for subsequent option grant pursuant to the provisions of the 1995 Plan. As of December 31, 1997, 960,867 options of the 1986 Plan had been terminated and were made available under the 1995 Plan. Options granted under the 1995 Plan's Discretionary Option Grant Program for employees and the Automatic Option Grant Program for directors have an exercise price per share of 100% of the fair market value per share on the grant date and become exercisable in 25% annual installments beginning one year from the date of grant. As of December 31, 1997, 10,186 options were exercisable under the 1995 Plan.
     Prior to their merger into FileNET, Saros and Watermark had adopted stock option plans. These plans were assumed by the Company and outstanding options were converted into options to purchase an aggregate of 487,988 shares of FileNET common stock. Outstanding options under the plans will continue to be governed by the provisions of the agreements evidencing those grants. To the extent any of those outstanding options terminate or expire prior to exercise, the shares subject to those unexercised options will not be available for subsequent option grant. At December 31, 1997, a total of 43,250 options were outstanding and 30,543 were exercisable.

                   Notes to Consolidated Financial Statements

     In December 1989, the Company adopted the 1989 Stock Option Plan for Non-Employee Directors (the Directors' Plan). Under the terms of the Directors' Plan, as amended, each FileNET director who was not an employee was automatically granted an initial option to purchase 10,000 shares of FileNET's common stock at its fair market value on the date of grant and was granted an additional option to purchase 3,500 shares every year following the initial grant, provided such person continued to be a director at such time. Options granted under the plan vested at the rate of 20% per year from the grant date. Options to purchase an aggregate of 70,000 shares at prices ranging from $11.50 to $32.69 per share were granted from December 18, 1989 to May 24, 1995. At December 31, 1997, options to purchase 23,700 shares of common stock were exercisable and 23,200 have been exercised to date. This plan was terminated in May 1995 with respect to future option grants. Future grants to nonemployee directors are granted under the provisions of the 1995 Plan.

     In August 1997, the Company filed a Form S-8 with the Securities and Exchange Commission, registering a Non-Statutory Stock Option Grant of 300,000 shares, dated May 22, 1997, to the Company's President and Chief Operating Officer and a Non-Statutory Stock Option Grant of 80,000 shares, dated June 18, 1997, to the Company's Senior Vice President, Worldwide Sales. Such grants were in accordance with employment agreements entered into by the Company and the grantees. Options granted have an exercise price per share of 100% of the fair market value per share on the date of grant and become exercisable in 25% installments beginning one year from the date of grant and will expire no later than ten years from the date of grant. As of December 31, 1997, no options were exercisable related to these Non-Statutory Stock Option Grants.

     On July 11, 1997, the Company approved a stock option cancellation/regrant program which allowed employees, excluding nonemployee directors, to exchange outstanding options with an exercise price greater than $18.00 for new options. Outstanding options of 1,552,525 shares were canceled and regranted at $18.00 per share, the current market value on July 11, 1997. Under the stock option cancellation/regrant pro-gram, the regranted options are considered granted on July 11, 1997. The regranted options retained the exercisable status of the canceled options with the following exceptions. The exercise date for the regranted options related to canceled options that would have been exercisable as of July 11, 1997 was extended six months to January 11, 1998. For the reporting officers as defined in Section 16 of the Securities Exchange Act of 1934, as amended (the Act) the exercise date of regranted options related to canceled options which would have been exercisable on July 11, 1997 was extended twelve months to July 11, 1998. The prospective exercise dates for the remaining regranted options related to canceled options that were not exercisable as of July 11, 1997, were extended six months from the original exercise date.

     On August 8, 1996, the Company approved a stock option cancellation/regrant program which allowed employees, excluding all directors and reporting officers as defined in Section 16 of the Act, to exchange options with an exercise price greater than $26.00 for new options. Outstanding options of 530,571 shares were canceled and regranted at $26.00 per share, the current market value on August 8, 1996. Under the stock option cancellation/regrant program, the regranted options were considered granted on August 8, 1996 and are exercisable prospectively in accordance with the provisions of the agreements evidencing those grants.

     Information regarding the stock option plans, after giving retroactive effect to the conversions of the Watermark and Saros stock options on their original grant dates, is as follows:

                                                                     Weighted
                                                                      Average
                                                       Number of     Exercise
                                                         Options        Price
                                                         -------        -----
Balances, January 1, 1995                              2,604,174       $15.27
   Granted (Weighted average fair value of $14.68)       771,674       $30.41
   Exercised                                            (542,142)      $13.78
   Canceled                                             (130,597)      $19.51
                                                        --------       ------
Balances, December 31, 1995                            2,703,109       $19.68
   Granted (Weighted average fair value of $14.96)     1,362,418       $36.65
   Exercised                                            (398,041)      $ 8.37
   Canceled                                             (866,603)      $43.34
                                                        --------       ------
Balances, December 31, 1996                            2,800,883       $22.22
   Granted (Weighted average fair value of $8.26)      2,801,049       $18.66
   Exercised                                            (241,704)      $ 7.12
   Canceled                                           (1,965,119)      $26.96
                                                      ----------       ------
Balances, December 31, 1997                            3,395,109       $17.62
                   === ====                            =========       ======

     The following table summarizes information concerning currently outstanding and exercisable options:

                          Options Outstanding            Options Exercisable
                 ------------------------------------   ---------------------
                                  Weighted
                                   Average   Weighted                Weighted
                                 Remaining    Average                 Average
Range of              Number   Contractual   Exercise        Number  Exercise
Exercise Price   Outstanding          Life      Price   Exercisable     Price
--------------   -----------          ----      -----   -----------     -----
$ 0.93 - $15.06      987,899          7.05     $12.48       346,807    $ 9.69
$15.13 - $17.87      199,798          5.15     $16.04       149,598    $15.79
$18.00 - $18.00    1,603,512          9.51     $18.00         2,084    $18.00
$18.38 - $53.50      603,900          8.67     $26.02       107,855    $20.97
                     -------          ----     ------       -------    ------
$ 0.93 - $53.50    3,395,109          8.39     $17.62       606,344    $13.23
                   =========          ====     ======       =======    ======

     The Company accounts for its stock-based compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No compensation expense has been recognized for its stock-based compensation plans. The following table summarizes the Company's net income
(loss) and net income (loss) per share on a pro forma basis had compensation cost for the Company's stock-based compensation plans been determined based on the provisions of SFAS 123, "Accounting for Stock-Based Compensation":

                                                      Year ended December 31,
(In  thousands, except  per share  amounts)          1997      1996      1995
-------------------------------------------          ----      ----      ----
Net income (loss) - as reported                   $(5,526)  $(2,644)   $8,216
Net income (loss) - pro forma                     (12,497)   (7,320)    7,273
Diluted earnings (loss) per share - as reported     (0.36)    (0.18)     0.52
Diluted  earnings (loss) per share - pro forma      (0.82)    (0.49)     0.46

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995; expected volatility of 60%; risk-free interest rates of 5.3% to 5.6% for 1997 and 5.8% to 6.9% for 1996 and 1995; and an expected life of 1 year from vest date. Pro forma compensation cost of options granted under the Employee Qualified Stock Purchase Plan is measured based on the discount from market value.

                                     Note 9
                                  Income Taxes

The provision (benefit) for income taxes consists of the following:

                                                      Year ended December 31,
(In  thousands)                                      1997      1996      1995
---------------                                      ----      ----      ----
Current:
   Federal                                        $   785    $2,930    $4,017
   State                                              (40)       75       867
   Foreign                                            841     2,241     2,458
Deferred:
   Federal                                         (1,963)     (772)      834
   State                                           (1,168)      (18)      (60)
   Foreign                                           (642)
                                                     ----      ----      ----
Total provision (benefit) for income taxes        $(2,187)   $4,456    $8,116
                                                  =======    ======    ======

     The valuation allowance increased by $1.4 million, $9,000 and $3.5 million in the years ended December 31, 1997, 1996 and 1995, respectively.

                   Notes to Consolidated Financial Statements

     A reconciliation of the Company's effective tax rate compared to the statutory Federal tax rate is as follows:

                                                     Year ended December 31,
                                                     1997      1996      1995
                                                     ----      ----      ----
Income taxes (benefit) at statutory Federal  rate    (35%)      35%       35%
State taxes (benefit), net of Federal benefit         (6)        4         5
Unbenefited/utilized domestic losses                            42        21
Foreign tax rate differential/unbenefited losses      11      (130)      (14)
Non-deductible acquisition costs                               291         5
Other                                                  2         4        (2)
                                                       -         -        --
Total                                                (28%)     246%       50%
                                                     ===       ===        ==

     The Company provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income tax effects of these temporary differences representing significant portions of the deferred taxes at December 31, 1997 and 1996 are as follows:

                                                         Year ended December 31,
(In thousands)                                              1997         1996
--------------                                              ----         ----
Foreign loss carryforwards                              $  2,788     $  1,445
Domestic loss carryforwards                               11,928        9,198
Tax credit carryforwards                                   3,159        1,954
Accrued expenses                                           2,954        1,745
Sales returns and allowance reserves                       1,111        1,359
Capitalized software                                        (272)        (206)
Depreciable assets                                           857          802
Residual U.S. tax on foreign earnings                     (4,027)      (3,710)
Other                                                      1,963        2,661
                                                           -----        -----
Total                                                     20,461       15,248
Valuation allowance                                      (14,452)     (13,012)
                                                         -------      -------
Net deferred tax asset                                  $  6,009     $  2,236
                                                        ========     ========

     The Company has $35.1 million of domestic net operating loss carryforwards, which can be utilized to reduce future taxable income. Any net operating loss carryforwards not utilized will begin expiring in 2004. The Company has a $3.2 million tax credit carryforward, which will expire beginning in 2004. Utilization of $1.1 million of the loss carryforward arising from the tax benefit related to the exercise of nonqualified stock options will be recorded to stockholders' equity when utilized.
     At December 31, 1997, the Company had Dutch, United Kingdom, French and German subsidiary tax loss carryforwards relating to its foreign subsidiary operations of $1.7 million, $1.6 million, $1.9 million and $3.0 million, respectively. The Dutch, United Kingdom and German tax loss carryforwards have no expiration. French losses of $0.2 million will expire in 1998.
     The Company has not provided any residual U.S. tax on approximately $16.1 million of the Company's foreign subsidiaries undistributed earnings, as the Company intends to indefinitely reinvest such earnings.

                                    Note 10
                            Geographical Information

                                                     Year ended December 31,
(In  thousands)                                      1997      1996      1995
---------------                                      ----      ----      ----
Revenue
   United States*
      Customers                                  $173,588  $174,618  $155,728
      Intercompany                                 20,690    23,355    14,597
                                                   ------    ------    ------
         Total                                    194,278   197,973   170,325
   Europe*
      Customers                                    68,247    83,786    67,916
      Intercompany                                 21,547    15,815    11,448
                                                   ------    ------    ------
         Total                                     89,794    99,601    79,364
   Other
      Customers                                     9,590    10,509     5,734
      Intercompany                                  3,479     1,794     2,086
                                                    -----     -----     -----
         Total                                     13,069    12,303     7,820
      Eliminations                                (45,716)  (40,964)  (28,131)
                                                  -------   -------   -------
Total revenue                                    $251,425  $268,913  $229,378
                                                 --------  --------  --------
Operating income (loss)
   United States**                               $ (6,730) $(18,588) $    369
   Europe**                                        (2,999)   17,680    12,589
   Other                                              669     1,691       629
   Eliminations                                    (1,813)   (1,809)      (35)
                                                   ------    ------       ---
Total operating income (loss)                    $(10,873) $ (1,026) $ 13,552
                                                 --------  --------  --------
Assets
   United States                                 $125,091  $132,781  $151,929
   Europe                                          49,822    56,971    38,993
   Other                                            5,054     6,043     2,672
   Eliminations                                       (97)     (116)   (3,912)
                                                      ---      ----    ------
Total assets                                     $179,870  $195,679  $189,682
                                                 ========  ========  ========

*U.S. revenue includes hardware sales to third-party international resellers. European revenue includes software sales to third-party international resellers. **U.S. operating income includes $4.3 million, $16.0 million and $3.9 million in 1997, 1996 and 1995, respectively, for merger, restructuring and write-off of purchased in-process research and development costs. European operating income includes $1.5 million and $2.5 million for restructuring, merger and other costs in 1997 and 1995, respectively. Other operating income includes $.2 million for restructuring and other costs in 1997. For all years presented, U.S. operating income (loss) includes certain corporate expenses such as research and development, marketing communications and corporate administration, and European and other operating income includes international headquarters expenses.

                   Notes to Consolidated Financial Statements

                                    Note 11
                                 Contingencies

     In October 1994, Wang Laboratories, Inc. (Wang) filed a complaint in the United States District Court for the District of Massachusetts alleging that the Company is infringing five patents held by Wang (the FileNET Case). On June 23, 1995, Wang amended its complaint to include an additional related patent. On July 2, 1996, Wang filed a complaint in the same court alleging that Watermark, formerly a wholly-owned subsidiary that was merged into the Company, is infringing three of the same patents asserted in the initial complaint (the Watermark Case). On October 9, 1996, Wang withdrew its claim in the FileNET Case that one of the patents it initially asserted is infringed by the Company's products that were commercialized before the initial complaint was filed. Wang reserved the right to assert that patent against the Company's products commercialized after that date in a separate lawsuit.
     In March 1997, Eastman Kodak Company (Kodak) purchased the Wang imaging business unit that has responsibility for this litigation. The patents in the suit have been transferred to a Kodak subsidiary, Kodak Limited of England, which, in turn, has exclusively licensed them to another Kodak subsidiary, Eastman Software, Inc. in the United States (Eastman). On July 30, 1997, the Court permitted Eastman and Kodak Limited of England to be substituted in the litigation in place of Wang.
     FileNET has moved for summary judgement on noninfringement as to each of the five patents in the suit, and for summary judgment of invalidity as to one of the patents. Eastman moved for summary judgment as to FileNET's unenforceability defense on one of the patents. A trial date has not been set.
     If it should be determined that the patents at issue in the litigation are valid and are infringed by any of the Company's products, including Watermark products, the Company will, depending on the product, redesign the infringing products or seek to obtain a license to market the products. There can be no assurance that the Company will be able to obtain such a license on acceptable terms. Based on the Company's analysis of these Eastman patents and their respective file histories, the Company believes that it has meritorious defenses to Eastman's claims; however, the ultimate outcome or any resulting potential loss cannot be determined at this time.
     On December 20, 1996, plaintiff Michael I. Goldman (the Plaintiff) filed a class action complaint against the Company and certain of its officers and directors in the Superior Court of California, County of Orange (the State Action). The action was purportedly filed on behalf of a class of purchasers of the Company's common stock during the period October 19, 1995 through July 2, 1996. The Plaintiff alleges that the Company and other defendants violated Cal. Corp. Code ss.ss. 25400 and 25500, Cal. Civ. Code ss.ss. 1709-1710 and Cal. Bus. & Prof. Code ss.ss. 17200 et seq. in connection with various public statements made by the Company and certain of its officers and directors during the putative class period. The complaint seeks unspecified compensatory and punitive damages, interest, payment of attorney's fees and costs, and equitable or injunctive relief.
     On April 1, 1997, The Plaintiff filed another class action complaint against the Company and certain of its officers and directors in the United
States  District  Court for the Central  District  of  California  (the  Federal
Action). The action purportedly was filed on behalf of the same class of purchasers of the Company's common stock as the State Action. The allegations contained in the Federal Action are very similar to the allegations contained in the State Action, except that the Federal Action asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5. The complaint seeks unspecified compensatory damages, interest, attorneys' fees, expert witness fees, costs and equitable or injunctive relief. On July 2, 1997, the court granted plaintiff's motion to be appointed "lead plaintiff" under the Private Securities Litigation Reform Act.
     In the Federal Action, defendants have filed a motion to dismiss the complaint in its entirety. Plaintiff has filed a motion to stay the Federal Action, in light of the parallel State Action. The court is scheduled to hear both of these motions during March 1998.
     In the State Action, defendants moved to stay the action, in light of the parallel Federal Action. The trial court granted the motion to stay the action as to discovery on September 8, 1997. Defendants also demurred and moved to strike the complaint. The trial court overruled the demurrer and denied the motion to strike on October 21, 1997. On January 14, 1998, the court entered an order dismissing with prejudice two of plaintiff's three causes of action: the claims under Cal. Civ. Code ss.ss. 1709-1710 and Cal. Bus. & Prof. Code ss.ss. 17200 et seq.
     On January 30, 1998, the trial court in the State Action granted the Plaintiff's motion to certify a class composed of persons who bought FileNET stock in California only between October 19, 1995 and July 2, 1996. This ruling is subject to revision based on the decisions to be rendered by the California Supreme Court in Diamond Multimedia Systems, et al. v. Superior Court (Pass) and StorMedia, Inc., et al. v. Superior Court (Werczberger). The trial court also denied the Plaintiff's motion to lift the discovery stay.
     The Company believes that all of the allegations contained in the complaints filed in the State and Federal Actions are without merit and intends to defend the actions vigorously.

     The Company, in the normal course of business, is subject to various other legal matters. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of these other matters will not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

                                    Note 12
                           Related Party Transactions

     The Company entered into a two-year agreement on May 20, 1997, to employ its new President and Chief Operating Officer. Under the terms of the agreement, the Company agreed to reimburse the officer for legal costs in defending a lawsuit from the officer's former employer. The case was settled and the total cost to the Company was charged to compensation expense in 1997.
     Watermark originally entered into a republishing and distribution agreement with a UK company (the Distributor) which provided the Distributor with exclusive distribution rights of Watermark's products in defined territories. The Chief Executive Officer of the Distributor is the brother of Watermark's then President and Chief Executive Officer. During 1995, Watermark elected to purchase the portion of the Distributor's business related to selling Watermark's products at a negotiated price of $2.5 million that is included in merger and other costs in 1995.

                                    Note 13
                          Other Financial Instruments

     The following table summarizes the notional amount, which is equivalent to the fair market value, of the Company's foreign currency agreements entered into on December 31, 1997 and 1996, all maturing in three months:

                                                              At December 31,
(In thousands)                                              1997         1996
--------------                                              ----         ----
Australian Dollar                                        $ 4,299      $ 5,110
British Pound                                             11,586       17,070
Canadian Dollar                                            1,014        3,409
French Franc                                               5,247        5,118
German Mark                                               14,651       19,532
Irish Punt                                                   602        6,902
Japanese Yen                                                 330          266
Netherland Guilder                                         3,689        2,152
Singapore Dollar                                             368           82
                                                             ---           --
Total                                                    $41,786      $59,641
                                                         =======      =======

                                    Note 14
                  Quarterly Financial Information (Unaudited)

(In thousands,                        First   Second   Third    Fourth   Fiscal
except per share amounts)           Quarter  Quarter  Quarter  Quarter     Year
-------------------------           -------  -------  -------  -------     ----
Year ended December 31, 1997
 Revenue                           $ 47,562  $62,450  $65,011  $76,402 $251,425
 Income (loss) before income taxes  (13,082)  (5,353) * 2,627    8,095   (7,713)
 Net income (loss)                   (9,420)  (3,854) * 1,891    5,857   (5,526)
 Basic earnings (loss) per share      (0.63)   (0.25)    0.12     0.39    (0.36)
 Diluted earnings (loss) per share    (0.63)   (0.25)    0.12     0.36    (0.36)
Year ended December 31, 1996
 Revenue                           $ 66,744  $64,997  $64,622  $72,550 $268,913
 Income (loss) before income taxes  (10,417) * 3,351    4,575    4,303    1,812
 Net income (loss)                  (11,820) * 2,513    3,431    3,232   (2,644)
 Basic earnings (loss) per share      (0.79)    0.17     0.23     0.22    (0.18)
 Diluted earnings (loss) per share    (0.79)    0.15     0.22     0.20    (0.18)

*Includes charges of $6.0 million in the second quarter of 1997 and $16.0 million in the first quarter of 1996 for merger, restructuring, write-off of purchased in-process research and development and other costs.

Independent Auditors' Report

To the Stockholders and the Board of Directors
FileNET Corporation

     We have audited the accompanying consolidated balance sheets of FileNET Corporation and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FileNET Corporation and its subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



February 3, 1998
Costa Mesa, California