Form 10-K, Exhibit 13
period 1998-12-31
FILENET CORP
filed 1999-03-30
CIK 706015

Stock Market and Dividend Information

The Company's common stock is traded in the National Market System (NASDAQ) under the symbol FILE. The following are the high and low closing prices from January 1, 1996 through December 31, 1998, as reported by NASDAQ:

                                                      High                  Low
1998
         4th Quarter                               $ 12.50              $  4.56
         3rd Quarter                                 31.88                14.00
         2nd Quarter                                 29.97                22.81
         1st Quarter                                 24.44                14.89
1997
         4th Quarter                               $ 16.32              $  8.07
         3rd Quarter                                 10.07                 7.75
         2nd Quarter                                  8.32                 5.16
         1st Quarter                                 15.88                 7.75
1996
         4th Quarter                               $ 18.07              $ 13.00
         3rd Quarter                                 17.50                10.32
         2nd Quarter                                 28.94                16.63
         1st Quarter                                 32.63                20.38


The closing price of the Company's common stock on December 31, 1998 was $11.47. The approximate number of stockholders of record on February 26, 1999, was 860. The closing price of the Company's common stock on that date was $8.03.

The Company has not paid any cash dividends on its common stock. The Company currently intends to retain earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. The Company's ability to pay dividends is limited by the terms of its line of credit agreement.

                                       48