Form 10-K, Exhibit 13
period 1998-12-31
FILENET CORP
filed 1999-03-30
CIK 706015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto contained elsewhere in this Annual Report.

Revenue

(dollars in millions)
---------------------                              Percent                 Percent
December 31,                            1998        change        1997      change            1996
Software revenue
    Domestic                          $ 107.7          20%      $ 89.7            2%        $  87.6
    International                        63.5          48%        43.0          (19%)          53.1
                                     --------      -------     --------     ---------       --------
    Total software revenue            $ 171.2          29%      $132.7           (6%)       $ 140.7
       Percentage of total revenue         55%                      53%                          52%

Customer support revenue
     Domestic                         $ 57.0           31%      $ 43.4           25%         $  34.8
     International                      16.5           50%        11.0           18%             9.3
                                     --------      -------     --------     ---------       --------
     Total customer support revenue   $ 73.5           35%      $ 54.4           23%         $  44.1
        Percentage of total revenue       24%                       22%                           16%

Professional services revenue
     Domestic                         $ 20.4           47%      $ 13.9            6%         $  13.1
     International                       6.0           18%         5.1          (29%)            7.2
                                     --------      -------     --------     ---------       --------
     Total professional services      $ 26.4           39%      $ 19.0           (6%)        $  20.3
        revenue
        Percentage of total revenue        8%                        7%                            8%

Hardware revenue
     Domestic                         $ 17.1          (16%)     $ 20.4          (28%)        $  28.3
     International                       6.5          (28%)        9.0          (49%)           17.8
                                     --------      -------     --------     ---------       --------
     Total hardware revenue           $ 23.6          (20%)     $ 29.4          (36%)        $  46.1
        Percentage of total revenue        8%                      12%                            17%

Education and other revenue
     Domestic                         $ 10.2           (5%)     $ 10.7          (21%)        $  13.5
     International                       5.3            2%         5.2           24%             4.2
                                     --------      -------     --------     ---------       --------
     Total other revenue              $ 15.5           (3%)     $ 15.9          (10%)        $  17.7
        Percentage of total revenue        5%                        6%                            7%

Total revenue
     Domestic                         $212.4           19%      $178.1            0          $ 177.3
     International                      97.8           33%        73.3          (20%)           91.6
                                     --------      -------     --------     ---------       --------
     Total revenue                    $310.2           23%      $251.4           (7%)        $ 268.9
                                     ========      =======     ========     =========       ========

Software revenue from the licensing of the Company's software products increased 29% in 1998 due to an increase in the volume of shipments both domestically and internationally, including the Company's Panagon product line which was released during the first quarter of 1998. The magnitude of the increase in 1998 software revenue is partially attributable to weakness in orders during the first quarter of 1997 and may not be indicative of future revenue growth. The 6% decrease in software revenue in 1997 was due to a decrease in new domestic orders during the first quarter of 1997 and a decrease in new international orders for the year, offset by increased demand experienced domestically during the third and fourth quarters.

Customer support revenue consists of revenue from maintenance contracts and "fee for service" revenues. Customer support revenue increased 35% and 23% in 1998 and 1997, respectively, due to increased maintenance revenue attributable to growth in the Company's installed base.

Professional services revenue is generated primarily from consulting and implementation services provided to end users of the Company's software products and technical consulting services provided to the Company's resellers. Such services are primarily performed on a time and material basis. Professional services revenue increased 39% in 1998 over 1997. This increase was attributable to the Company's efforts discussed below to build its professional services capabilities to support its solutions-oriented strategy. Professional services revenue decreased 6% in 1997 from 1996. This decrease was attributable to weakness in the international market for such services.

Hardware revenue is now generated primarily from the sale of 12-inch optical storage and retrieval libraries (OSAR) and third-party hardware. Hardware revenue decreased 20% and 36% in 1998 and 1997, respectively, as expected due to customers ordering competitive products. The Company expects hardware revenue to continue to decline in both absolute dollars and as a percentage of total revenue.

Other revenue is generated from the sale of spare parts, education services, supplies and "third party" products. Other revenue decreased 3% and 10% in 1998 and 1997, respectively, as expected due to a decrease in demand for spare parts. The decrease in revenue for spare parts was partially offset by an increase in revenue from education services.

International revenue represented 32%, 29% and 34% of total revenues in 1998, 1997 and 1996, respectively. The relatively low percentage in 1997 was due to weakness in order levels in the European market and, to a lesser extent, the strengthening of the U.S. dollar against foreign currencies. The Company expects international revenue to continue to represent a significant percentage of total revenue. However, the current economic crises in several parts of the world, particularly Asia and Latin America, is and could continue to adversely affect international sales. In addition, international revenues could be adversely affected if the U.S. dollar strengthens against international currencies.

Cost of Revenue

(dollars in millions)
---------------------                                       Percent             Percent
December 31,                                        1998     change       1997   change       1996
Cost of software revenue                         $  16.8       25%     $  13.4     (13%)   $  15.4
    Percentage of software revenue                    10%                   10%                 11%
Cost of customer support revenue                 $  34.7       29%     $  26.9      13%    $  23.9
    Percentage of customer service revenue            47%                   49%                 54%
Cost of professional services revenue            $  22.5       52%     $  14.8      (9%)   $  16.3
    Percentage of professional services
     revenue                                          85%                   78%                 80%
Cost of hardware revenue                         $  13.2      (35%)    $  20.3     (31%)   $  29.6
    Percentage of hardware revenue                    56%                   69%                 64%
Cost of education and other revenue              $  16.6       12%     $  14.8      10%    $  13.4

Percentage of other revenue                          107%                   93%                 76%
                                                 -----------------     -----------------------------
Cost of total revenue                             $103.8       15%     $  90.2      (9%)   $  98.6
                                                 =================     =============================

The cost of software revenue includes royalties paid to third parties and the cost of software distribution. The cost of software revenue as a percentage of software revenue was 10% in 1998 and 1997 compared to 11% in 1996. The decrease in 1997 was due to savings related to the consolidation of software distribution activities.

The cost of customer support revenue includes customer support personnel, supplies, and the cost of third party hardware maintenance. The cost of customer support revenue as a percentage of customer support revenue decreased to 47% in 1998 from 49% in 1997 and 54% in 1996. The decrease in 1998 was due to the higher proportion of fees for service revenue and the transition of higher cost hardware maintenance services to a third party contractor. The decrease in 1997 is primarily due to the transition of hardware maintenance to a third party contractor, offset by lower margins associated with international maintenance.

The cost of professional services revenue consists primarily of professional services personnel and third party contractors. The cost of professional services revenue as a percentage of professional services revenue increased to 85% in 1998 from 78% in 1997. This increase was primarily due to the addition of professional services personnel to support the Company's announced strategy of delivering complete document management solutions to customers, including related consulting services. Most of these personnel were added in the latter half of 1998 and did not become productive prior to the end of the year. The cost of professional services revenue as a percentage of professional services revenue decreased to 78% in 1997 from 80% in 1996. This decrease was attributable to a reduction in the professional services cost structure in response to decreasing international professional services revenue.

The Company believes that competition for qualified technical and managerial personnel for its professional services segment is intense and will remain so for the foreseeable future. This may result in higher levels of compensation expense and, hence, higher cost of professional services revenue. Such costs may also be adversely affected if the Company uses outside contractors at greater than anticipated levels to fulfill contracts.

The cost of hardware revenue includes the cost of manufacturing OSARs, third-party purchased hardware and the cost of hardware integration personnel. The cost of hardware revenue as a percentage of hardware revenue decreased to 56% in 1998 from 69% in 1997 and 64% in 1996. The decrease in 1998 is attributable to a reduction in fixed manufacturing costs. The increase in 1997 is due to a decrease in hardware revenue without a corresponding decrease in fixed costs related to the Company's hardware manufacturing and integration activities.

The cost of education and other revenue includes the costs of spare parts, education services, supplies and third party product. The cost of education and other revenue as a percentage of education and other revenue increased to 107% in 1998 from 93% in 1997. This increase was primarily due to the increased costs of education services.

Research and Development and Selling, General and Administrative Expense

(dollars in millions)
----------------------                              Percent                  Percent
December 31,                              1998       change         1997      change          1996
Research and development               $  50.1          22%      $  40.9          9%       $  37.6
    Percentage of total revenue            16%                       16%                       14%

Selling, general and administrative    $ 156.8          25%      $ 125.1          6%       $ 117.8
    Percentage of total revenue            51%                       50%                       44%

Research and development expenses increased 22% in 1998 primarily due to an increase in salaries and facilities costs and an increase in the use of contract developers necessitated by the intense competitive environment for software engineers. The 9% increase in 1997 was primarily due to a general increase in salaries. As a percentage of total revenue, research and development expenses increased to 16% in 1997 due to the decrease in revenue and the increased level of spending.

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

Selling, general and administrative expenses increased 25% in 1998 and 6% in 1997. The increase in 1998 was due primarily to the expansion of the Company's sales force, an increase in sales training costs, and an increase in commissions and advertising which were in part offset by lower legal expenses. The increase in 1997 was due primarily to the Company's continued international expansion and higher legal costs (see Note 12 of Notes to Consolidated Financial Statements for a description of legal proceedings). Selling, general and administrative expenses as a percentage of total revenue was 51% in 1998, 50% and 44% in 1997 and 1996, respectively. The increase from each year was primarily due to expense levels increasing at a more rapid rate than revenue.

Restructuring, Merger, Write-off of Purchased In-process Research and Development and Other Costs: The $2.0 million in restructuring and other costs in 1998 represents the costs of a reduction in headcount associated with the restructuring of the Company's sales and marketing operations, as well as costs of consolidating facilities. The restructuring and other costs include approximately $1.1 million for severance payments for 54 employees, $0.7 million for facility closing costs and $0.2 million of other charges.

The $6.0 million in restructuring and other costs in 1997 represented the costs of consolidating the Watermark business unit's Burlington, Massachusetts engineering and marketing functions with those at FileNET's Costa Mesa, California location, as well as a reduction in headcount in certain other areas of the Company. The restructuring and other costs include approximately $2.2 million for severance payments for 111 employees, $2.2 million for the write-off of assets impaired by the decision to restructure, $0.4 million for facility closing costs, $0.4 million for equipment lease cancellations, $0.3 million for cancellation of third party development contracts, $0.2 million related to the withdrawal of certain products from the market and $0.3 million of other charges.

The $16.0 million merger, restructuring and write-off of purchased in-process research and development costs in 1996 consisted of $10.0 million for the write-off of purchased in-process research and development costs related to the acquisition of International Financial Systems Ltd. (IFSL), $4.2 million in merger costs related to the Saros acquisition, and $1.8 million in restructuring costs related to the Saros and Watermark acquisitions. The restructuring charges represented the costs of consolidating the various companies' sales and administrative functions and include $1.4 million for severance payments for 30 employees and $0.4 million for the write-off of certain contractual obligations and other costs.

At December 31, 1998, accrued restructuring and other costs of $1.7 million were included in other accrued liabilities. The Company anticipates that the remaining restructuring costs will be expended during 1999.

Other Income: Other income, net of other expenses, was $3.8 million in 1998, $3.2 million in 1997 and $2.8 million in 1996. The increases in 1998 and 1997 were primarily due to increases in interest income associated with higher balances of cash and marketable securities.

Provision for Income Taxes: The provision for income taxes was a charge of $0.4 million in 1998, compared to a benefit of $2.2 million and a charge of $4.5 million recorded in 1997 and 1996, respectively. The effective tax rate was 29% in 1998 and 28% in 1997. The 1996 effective tax rate was 246% as a result of expensing the purchased in-process research and development costs without tax benefit, nondeductible one-time costs and earnings generated in certain low taxed jurisdictions, partially offset by the utilization of tax losses incurred in the United States.

Quantitative and Qualitative Disclosures about Market Risk: The Company is exposed to a variety of risks, including changes in interest rates affecting the return on its investments and foreign currency fluctuations. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in interest rates and foreign currency values.

Interest Rate Risk: The Company's exposure to market rate risk for changes in interest rates relates primarily to the Company's investment portfolio. The
Company has not used derivative financial instruments in its investment portfolio. The Company places its investments with high-quality issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company protects and preserves its invested funds by limiting default, market and reinvestment risk. The Company's investments in marketable securities consist primarily of high-grade corporate and government securities with maturities of less than three years. Investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company classifies all of its investments as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity.

Foreign Currency: Risk The Company has entered into forward foreign exchange contracts primarily to hedge amounts due from and the net assets of selected subsidiaries denominated in foreign currencies (mainly in Europe and Asia Pacific) against fluctuations in exchange rates. The Company has not entered into forward foreign exchange contracts for speculative or trading purposes. The Company's accounting policies for these contracts are based on the Company's designation of the contracts as hedging transactions. The criteria the Company uses for designating a contract as a hedge include the contract's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on forward foreign exchange contracts are recognized in income in the same period as gains and losses on the underlying transactions. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related forward foreign exchange contract would be recognized in income in the same period. In addition, since the Company enters into forward contracts only as a hedge, any change in currency rates would not result in any material net gain or loss, as any gain or loss on the underlying foreign currency denominated balance would be offset by the gain or loss on the forward contract. The Company operates in certain countries in Latin America, Eastern Europe and Asia Pacific where there are limited forward currency exchange markets and thus the Company has unhedged transaction exposures in these currencies. The following table summarizes the notional amounts, which are equivalent to the fair market value, of the Company's foreign currency agreements entered into in December 1998 and 1997, all maturing in three months:

(in thousands)
---------------
At December 31,                         1998                                    1997
                          ----------------------------------    ------------------------------------
                          Notional Amount    Notional Amount    Notional Amount     Notional Amount
                                Purchased               Sold          Purchased                Sold
European currencies              $ 11,238          $ (8,488)           $ 31,261           $  35,775
Australian dollar                                    (2,938)                                (4,299)
Asian currencies                      929                                                     (698)
Canadian dollar                                        (522)                                (1,014)

         Total                   $ 12,167          $(11,948)           $ 31,261           $  29,764

Management believes that inflation has not had a significant impact on the prices of the Company's products, the cost of its materials, or its operating results for the three years ended December 31, 1998.

Financial  Condition

Liquidity and Capital Resources: As of December 31, 1998, combined cash, cash equivalents, and marketable securities (short and long-term) were $82.2 million, an increase of $10.4 million from the $71.8 million at the end of 1997.

Cash provided by operating activities in 1998 was $33.3 million and was comprised primarily of additions to net income for depreciation and amortization expense and increases in accounts payable, accrued compensation, and unearned maintenance revenue. Cash used by investing activities totaled $23.7 million, consisting of capital expenditures offset by the net sale and maturity of marketable securities. Cash provided by financing activities was $9.1 million consisting of proceeds of $13.5 million from issuance of common stock in connection with the exercise of employee stock options and the employee stock purchase plan, offset by $4.4 million to repurchase common stock.

Cash provided by operating activities in 1997 was $24.7 million. Cash used by the net loss for the year was offset by lower accounts receivable balances associated with a lower average days sales outstanding, lower inventories associated with the Company's decrease in hardware revenue and additions to net income for depreciation and amortization. Cash used by investing activities totaled $11.3 million, consisting of capital expenditures offset by the net sale and maturity of marketable securities. Cash used by financing activities was $2.6 million and was the result of the repurchase of common stock at a cost of $5.6 million, offset by proceeds from the issuance of common stock in connection with the exercise of employee stock options and the employee stock purchase plan.

Cash used by  operating  activities  in 1996 was $1.7  million.  The  balance is primarily  due to a net  loss  and the  effect  of  higher  accounts  receivable balances associated with higher revenue and higher average days sales outstanding, offset in part by the non-cash additions to net income for write-off of capitalized and purchased in-process research and development costs, depreciation, and amortization of capitalized software. Cash used by investing activities totaled $16.7 million, consisting of capital expenditures and the purchase of IFSL, offset by proceeds from the sale of equipment and the net sale and maturity of marketable securities. Net cash provided by financing activities was $2.6 million and was the result of proceeds from the issuance of common stock and stock option income tax benefits, offset by the repurchase of common stock.

The Company's capital expenditures were $32.5 million in 1998, $14.3 million in 1997, and $17.9 million in 1996. The Company's primary capital expenditures are for research and development equipment, demonstration and training equipment, enhancements to its internal network and business systems, leasehold improvements on leased property, and furniture for new offices. The increase in 1998 capital expenditures over the levels of the prior two years was due primarily to large internal information technology infrastructure and systems projects, as well as expenditures incurred for leasehold improvements and furnishings for the Company's office in Kirkland, Washington. The Company anticipates that it will acquire approximately $26.0 million of capital equipment in 1999. During the first quarter of 1998, the Company repurchased $4.4 million of its common stock. The Company repurchased $10.2 million of common stock in 1997 and 1996 for a total of $14.6 million in treasury stock.

The Company anticipates that its present cash balances, together with internally generated funds and credit lines, will be sufficient to meet its working capital and capital expenditure needs throughout 1999.

Other Matters

Year 2000: With the approach of the year 2000, the Company recognized that significant issues could arise in connection with the computer software products it licenses and the internal business systems which are essential to its operations. In 1997, the Company implemented a year 2000 Integrity Program (the Program) to ensure that the Company's computer software products and internal business systems will function properly in the year 2000 and thereafter.

The Program, as it relates to the software products licensed to customers, includes year 2000 compliance testing and certification of certain existing software products. All new generations of the Company's software products will be released as year 2000 compliant. Not all current software products of the Company are year 2000 compliant and the Company does not plan to make them so. Upgraded year 2000 compliant versions of such software products are being made available to customers and resellers who will then bear the responsibility for installing the upgraded software product in order to make their systems year 2000 compliant. Some of the Company's customers are running software product versions that are not year 2000 compliant. The Company has been encouraging such customers to migrate to current software product versions. It is possible that the Company may experience increased expenses in addressing migration issues for such customers. The Company's customer support organization initiated a program, Customer Service Profile 2000, to review the status of each Company product currently installed at a customer location and it provided the diagnostics used in this program to its resellers for their use at their customer locations. Customers who have support agreements with the Company have been directly informed as to whether or not the particular software products they have installed are year 2000 compliant. All customers are kept informed of the release of year 2000 compliant updates and upgrades via the Company's Web site. The inability of any of the Company's software products to properly manage and manipulate data in the year 2000 could result in increased warranty costs, customer satisfaction issues, potential lawsuits and other costs and liabilities, as well as customers being unable to run software licensed from the Company and incurring significant costs from the resultant business interruption. The Company has spent an estimated $1.0 million on year 2000 product related projects through December 31, 1998. The 1999 expense for year 2000 product related projects is estimated to be less than $1.0 million. Demand for the Company's software products could be adversely impacted to the extent customers and potential customers are temporarily distracted by their year 2000 remediation efforts, as such products compete for Information Technology (IT) resources that have been diverted for such remedial efforts which may have higher priority than implementing document management systems.

The Company has also initiated communications with significant third party vendors of computer software with which the Company's systems interface or upon which the Company's software products depend in order to coordinate efforts to minimize the extent to which the Company's business will be vulnerable to such third parties' failure to remediate their own year 2000 issues. Although the Company's compliance testing utilizes the embedded third-party software as an essential part of its software being tested, the Program does not include certification of customer-developed applications which run on the Company's software products or third party software which is incorporated in the Company's software products. Customers and third party vendors will remain directly responsible for year 2000 compliance testing of their software.

The Company requires that contingency plans be developed and validated in the event that any of its products cannot be updated and certified year 2000 compliant before its scheduled release date. The Company expects to have its contingency plans in place by October 31, 1999. In addition, the Company is forming a rapid response team as part of its Customer Services and IT groups that will respond to any problems during the year 2000 date change period.

The Program also includes a review of all internal IT systems for year 2000 compliance. This year 2000 compliance effort for IT systems is divided into three categories: 1) applications development and support; 2) IT production services and operations; and 3) business communications (data, voice and video). The program methodology consists of four phases: I) assessment; II) potential impact analysis; III) compliance integration; and IV) update, assessment, and contingency plan.

The Company's significant business systems (financial, operational, marketing, customer support, etc.) have been reviewed and are either currently year 2000 compliant or will be upgraded and/or replaced so as to be year 2000 tested and compliant during 1999. All of the hardware and software deployed in the Company's technical infrastructure is either fully year 2000 tested and compliant or is scheduled to be replaced with year 2000 compliant components by October 31, 1999. The Company is also evaluating IT related environmental systems (heating, air conditioning, security, etc.) and intends to make all such systems year 2000 compliant by October 31, 1999. To the extent possible, the Company will develop and execute contingency plans designed to allow continued operation in the event of failure of the Company's or third parties' systems by October 31, 1999. For those business, infrastructure and environmental systems that are to be upgraded in order to achieve year 2000 compliance, the majority were already scheduled for upgrade for other business reasons. The Company's cost to fund such year 2000 compliance projects has been $0.2 million through December 31, 1998. The 1999 expense for year 2000 compliance projects is estimated to be less than $0.6 million.

Although the Company is not aware of any material operational issues or costs associated with preparing its software products and internal systems for the year 2000, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of the necessary systems and changes to address the year 2000 issue. The Company's inability to implement such systems and changes could have an adverse effect on future results of operations. The costs of the Company's year 2000 project and the date on which the Company believes it will be completed are based on management's best estimates and include assumptions regarding third party modification plans. However, in particular due to the potential impact of third party modification plans, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

The foregoing statements are based upon management's best estimates at the present time, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the nature and amount of programming required to upgrade or replace each of the affected programs, and the success of the Company's external customers, resellers, and vendors and suppliers in addressing the year 2000 issue.

The EURO Conversion: On January 1, 1999, eleven of the fifteen-member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the EURO. These countries have agreed to adopt the EURO as their common legal currency from that date. The EURO will trade on currency exchanges and be available for non-cash transactions. These countries will issue sovereign debt exclusively in EURO and will redenominate outstanding sovereign debt. Effective on January 1, 1999, these countries no longer control their own monetary policies by directing independent interest rates for the legacy currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the EURO, is exercised by the new European Central Bank.

The legacy currencies are scheduled to remain legal tender in these countries as a denomination of the EURO between January 1, 1999 and January 1, 2002 (the "transition period"). During the transition period, public and private parties may pay for goods and services using either the EURO or the country's legacy currency on a "no compulsion, no prohibition" basis. However, conversion rates will no longer be computed directly from one legacy currency to another. Instead, a "triangulation" process will be applied whereby an amount denominated in one legacy currency first will be converted into an amount denominated in EURO, and the resultant EURO-denominated amount is converted into the second legacy currency.

The Company has made the necessary changes to its internal business systems to support transactions denominated in the EURO, including establishing EURO price lists for affected countries. The Company is in the process of evaluating the impact that the conversion to the EURO will have on its financial condition and results of operations. Based on this evaluation to date, the Company currently does not believe that there will be a material adverse impact on its financial condition or results of operations as a result of the EURO conversion.

Recent Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." which is effective for fiscal year 2000, but earlier adoption is permitted. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. For derivatives that are hedges, changes in the fair value of derivatives will be offset by the changes in the fair value of the hedged assets, liabilities or firm commitments. The Company believes the impact of adopting this standard will not be material to its results of operations or equity.

Environmental Matters: The Company is not aware of any issues related to environmental matters that have, or are expected to have, a material affect on its business.

Facts That May Affect Future Results

This Annual Report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 21e of the Securities Exchange Act of 1934, as amended and Section 27a of the Securities Act of 1933, as amended, and is subject to the safe harbors created by those sections. These forward looking statements involve risks and uncertainties, including those discussed below and in the Notes to Consolidated Financial Statements. The actual results that the Company achieves may differ materially from any forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revisions to these forward-looking statements. Readers should carefully review the factors described below and in other documents the Company files from time to time with the Securities and Exchange Commission, including its Annual Report on Form 10-k for 1998 and the Quarterly Reports on Form 10-q to be filed by the Company in 1999. The Company's business, financial condition, operating results and prospects can be impacted by a number of factors, including but not limited to those set forth below and elsewhere in this report, any one of which could cause the Company's actual results to differ materially from historical results or from the Company's anticipated future results. Factors that may affect the Company's business, financial condition and results of operations include:

Rapid Technological Change; Product Development: The market for the Company's products is characterized by rapid technological developments, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. The Company's continued success will be dependent upon its ability to continue to enhance its existing products, develop and introduce, in a timely manner, new products incorporating technological advances and respond to customer requirements, including without limitation enhancements to certain specified Company software products to achieve year 2000 compliance. There can be no assurance that the Company will be successful in developing and marketing new products or enhancements to its existing products on a timely basis or that any new or enhanced products will adequately address the changing needs of the marketplace. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, including without limitation enhancements to certain existing software products to achieve year 2000 compliance, the Company's business and operating results could be adversely affected. From time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to delay their purchasing decisions in anticipation of such products, which could have a material adverse effect on the Company's business and operating results.

Uncertainty of Future Operating Results; Fluctuations in Quarterly Operating Results Prior growth rates in the Company's revenue and operating results should not necessarily be considered indicative of future growth or operating results. Future operating results will depend upon many factors, including the demand for the Company's products; the effectiveness of the Company's efforts to continue to integrate various products it has developed or acquired and to achieve the desired level of sales from such product integration; the level of product and price competition; the length of the Company's sales cycle; improvements in the productivity of the Company's sales force; seasonality of individual customer buying patterns; the size and timing of individual transactions; the delay or deferral of customer implementations; the budget cycles of the Company's customers; the timing of new product introductions and product enhancements by the Company and its competitors; the mix of sales by products, services and distribution channels; levels of international sales; acquisitions by competitors; changes in foreign currency exchange rates including EURO exchange rates beginning in 1999; the ability of the Company to develop and market new products and control costs; and general domestic and international economic and political conditions.

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

Competition: The document imaging, workflow, computer output to laser disk and electronic document management software markets are highly competitive, and there are certain competitors of the Company with substantially greater sales, marketing, development and financial resources. The Company believes that the competitive factors affecting the market for its products and services include vendor and product reputation; product quality, performance and price; the availability of products on multiple platforms; product scalability; product integration with other enterprise applications; product functionality and features; product ease of use; and the quality of customer support services and training. The relative importance of each of these factors depends upon the specific customer involved. While the Company believes it competes favorably in each of these areas, there can be no assurance that it will continue to do so. Moreover, the Company's present or future competitors may be able to develop products comparable or superior to those offered by the Company, offer lower price products or adapt more quickly than the Company to new technologies or evolving customer requirements. Competition is expected to intensify. In order to be successful in the future, the Company must respond to technological change, customer requirements and competitors' current products and innovations. There can be no assurance that the Company will be able to continue to compete effectively in its market or that future competition will not have a material adverse effect on its business, financial condition or results of operations. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the markets served by the Company. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations.

Intellectual Property and Other Proprietary Rights: The Company's success depends, in part, on its ability to protect its proprietary rights to the technologies used in its principal products. The Company relies on a combination of copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. There can be no assurance that the Company's existing or future copyrights, trademarks, trade secrets or other intellectual property rights will be of sufficient scope or strength to provide meaningful protection or a commercial advantage to the Company. The Company has no software patents. Also, in selling certain of its products, the Company relies on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that such factors would not have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software used in the Company's products to perform key functions. There can be no assurance that such third parties will remain in business, that they will continue to support their products, that their products are, or will be, year 2000 compliant, or that their products will otherwise continue to be available to the Company on commercially reasonable terms. The loss or inability to maintain any of theses software licenses could result in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which could adversely affect the Company's business, financial condition or results of operations.

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

In October 1994, Wang Laboratories, Inc. (Wang) filed a complaint in the United States District Court for the District of Massachusetts alleging that the Company is infringing five patents held by Wang (the FileNET Case). On June 23, 1995, Wang amended its complaint to include an additional related patent. On July 2, 1996, Wang filed a complaint in the same court alleging that Watermark Software Inc., formerly a wholly owned subsidiary that was merged into the Company, is infringing three of the same patents asserted in the initial complaint (the Watermark Case). On October 9, 1996, Wang withdrew its claim in the FileNET Case that one of the patents it initially asserted is infringed by certain of the Company's products, which were commercialized before the initial complaint was filed. Wang reserved the right to assert that patent against the Company's products commercialized after that date in a separate lawsuit.

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

The Company has moved for summary judgement on noninfringement as to each of the five patents in the suit, and for summary judgment of invalidity as to one of the patents. Eastman moved for summary judgment as to the Company's unenforceability defense on one of the patents. In July 1998, the Magistrate Judge assigned to the case, heard oral arguments on the Company's motion for summary judgement that U.S. Patent 4,918,588 is not infringed and is invalid. The Magistrate Judge has not yet decided these motions. The Company believes that after he has ruled on these motions, he will hear oral arguments in the remaining motions in the sequence in which they were filed. A trial date has not been set.

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

Dependence on Certain Relationships: The Company has entered into a number of key relationships with other companies such as Microsoft Corporation, IBM Global Services, SAP AG, Hewlett-Packard Company, and Sun Microsystems, Inc. There can be no assurance that these companies will not reduce or discontinue their relationships with, or support of, the Company and its products

Dependence on Key Management and Technical Personnel: The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, technical and operational personnel. In general, the Company does not utilize employment agreements for its key employees. The loss of the services of one or more key employees could have a material adverse effect on the Company's operating results. The Company also believes its future success will depend in large part upon its ability to attract and retain additional highly skilled management, technical, marketing, product development and operational personnel. Competition for such personnel, particularly engineers and other technical personnel, is intense, and pay scales in the software industry are increasing. There can be no assurance that the Company will be successful in attracting and retaining such personnel.

International Sales: Historically, the Company has derived approximately one-third of its total revenues from international sales. International business is subject to certain risks including varying technical standards; tariffs and trade barriers; political and economic instability; reduced protection for intellectual property rights in certain countries; difficulties in staffing and maintaining foreign operations; difficulties in managing foreign distributors; varying requirements for localized products; potentially adverse tax consequences; currency exchange fluctuations including those related to the EURO beginning in 1999; the burden of complying with a wide variety of complex foreign laws, regulations and treaties; and the possibility of difficulties in collecting accounts receivable. In particular, the current economic crisis in the Asia Pacific region and Latin America may limit future growth or cause a decline in international revenues. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations.

Product Liability: Products as complex as those sold by the Company are susceptible to errors or failures, especially when first introduced or when new versions are released. The Company's products are often intended for use in applications that are critical to a customer's business. As a result, the Company's customers may rely on the effective performance of the software to a greater extent than the market for software products generally. The Company conducts extensive product testing to ensure that its products are free of significant errors and defects. In addition, the Company has designed and tested the most current versions of its products to be year 2000 compliant. However, some of the Company's customers are running earlier products that are not year 2000 compliant. Although the Company has been encouraging such customers to migrate to current product versions, no assurance can be given that all of them will do so in a timely fashion, if at all. Moreover, the Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and is used in the Company's products to perform key functions. There can be no assurance that such third-party software will be free of errors and defects or be year 2000 compliant in a timely fashion. Although the Company has not experienced any material product liability claims to date, there can be no assurance that errors or defects, whether associated with year 2000 functions or otherwise, will not result in product liability claims against the Company in the future. The Company's license agreements with customers typically contain provisions designed to limit its exposure to potential product liability claims. However, it is possible that such limitation of liability provisions may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, the sale and support of products may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

Stock Price Volatility: The Company believes that a variety of factors could cause the trading price of its common stock to fluctuate, perhaps substantially, including quarter-to-quarter variations in operating results; announcements of developments related to its business; fluctuations in its order levels; general conditions in the technology sector or the worldwide economy; announcements of technological innovations, new products or product enhancements by the Company or its competitors; key management changes; changes in joint marketing and development programs; developments relating to patents or other intellectual property rights or disputes; and developments in the Company's relationships with its customers, distributors and suppliers. In addition, in recent years the stock market in general, and the market for shares of high-technology stocks in particular, have experienced extreme price fluctuations that have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the trading price of the Company's common stock.
                                       26