Form 10-K, Exhibit 13
period 1998-12-31
FILENET CORP
filed 1999-03-30
CIK 706015

CONSOLIDATED BALANCE SHEET

(dollars in thousands except share amounts)
December 31,                                               1998            1997
--------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                         $  55,820       $  37,344
    Short-term marketable securities                     15,484          26,600
    Accounts receivable, net of allowances
       for doubtful accounts and sales
       returns of $4,382 and $4,415 at
       December 31, 1998 and 1997, respectively          61,636          61,283
    Inventories, net                                      2,419           3,541
    Prepaid expenses and other current assets             8,865           8,309
    Deferred income taxes                                     0           2,643
                                                       ---------      ----------
    Total current assets                                144,224         139,720
    Property, net                                        44,177          27,587
    Long-term marketable securities                      10,885           7,826
    Deferred income taxes                                 6,385           3,366
    Other assets                                          1,151             941
                                                      ----------      ----------
         Total assets                                 $ 206,822       $ 179,440
                                                      ==========      ==========
Liabilities and Stockholders' Equity
  Current liabilities:
    Accounts payable                                  $  21,022       $  15,003
    Accrued compensation and benefits                    22,165          17,159
    Unearned maintenance revenue                         11,238           8,848
    Accrued royalties                                     1,459           2,743
    Deferred income taxes                                   942               0
    Other accrued liabilities                            19,676          16,876
                                                      ----------      ----------
Total current liabilities                                76,502          60,629

Stockholders' equity:
    Preferred stock--$.10 par value, 7,000,000
         shares authorized;
         none issued and outstanding                          0               0
    Common stock--$.01 par value, 100,000,000 shares
         authorized; 32,924,950 and 31,121,676 shares
         issued and outstanding at December 31, 1998
         and 1997, respectively                         144,242         130,741
    Retained earnings                                     3,304           2,348
    Accumulated other comprehensive operations           (2,659)         (4,146)

                                                        144,887         128,943
    Treasury stock at cost; 1,098,000 and 820,000
         shares at December 31, 1998 and 1997,
         respectively                                   (14,567)        (10,132)
                                                      ----------      ----------
Total stockholders' equity                              130,320         118,811
                                                      ----------      ----------
         Total liabilities and stockholders' equity   $ 206,822       $ 179,440
                                                      ==========      ==========

See accompanying Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


(dollars in thousands except share amounts)
Year Ended December 31,                            1998        1997        1996
--------------------------------------------------------------------------------
Revenue:
    Software                                  $ 171,153   $ 132,723   $ 140,659
    Service                                     115,501      89,280      82,118
    Hardware                                     23,579      29,422      46,136
                                              ---------   ----------  ----------
    Total revenue                               310,233     251,425     268,913
                                              ---------   ----------  ----------
Costs and expenses:
    Cost of software revenue                     16,814      13,416      15,389
    Cost of service revenue                      73,786      56,503      53,568
    Cost of hardware revenue                     13,181      20,330      29,633
    Research and development                     50,132      40,927      37,577
    Selling, general and administrative         156,813     125,122     117,761
    Restructuring, merger, write-off of
      purchased in-process research and
        development and other costs               2,000       6,000      16,011
                                              ---------   ----------  ----------
    Total costs and expenses                    312,726     262,298     269,939
                                              ---------   ---------- ----------
Operating loss                                   (2,493)    (10,873)     (1,026)
Other income, net                                 3,840       3,160       2,838
Incom (loss) before income taxes                  1,347      (7,713)      1,812
Provision (benefit) for income taxes                391      (2,187)      4,456
                                              ---------   ----------   ---------
Net income (loss)                             $     956   $  (5,526)   $ (2,644)
                                              =========   ==========   =========
Earnings (loss) per share:
    Basic                                     $    0.03   $   (0.18)  $   (0.09)
    Diluted                                   $    0.03   $   (0.18)  $   (0.09)
Weighted average shares outstanding--basic       31,083      30,310      30,014
                                              ---------   ----------  ----------
Weighted average shares outstanding--diluted     33,367      30,310      30,014
                                              =========   ==========  ==========

See accompanying Notes to Consolidated Financial Statements.

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS


(dollars in thousands)
Year Ended December 31,                            1998        1997        1996
--------------------------------------------------------------------------------
Net income (loss)                               $   956   $  (5,526)   $ (2,644)

Other comprehensive income (loss):
  Foreign currency translation adjustments,
     net of tax                                   1,455      (5,809)      1,671
   Unrealized holding gains (losses) on
     available for sale securities, net of tax       32         (24)        (26)
                                                --------  ----------------------
     Other comprehensive income (loss)            1,487      (5,833)      1,645
                                                --------  ----------------------
Comprehensive income (loss)                     $ 2,443   $ (11,359)   $   (999)
                                                ========  ======================

See accompaniying Notes to Consolidated Financial Statements.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands except per share amounts)

                                  Convertible                                          Accumulated
                                  Preferred Stock      Common Stock       Retained     Other Comp    Treasury Stock
                                  ---------------      ---------------    Earnings     Operations    ----------------     Total
                                  Shares   Amount      Shares    Amount                              Shares    Amount

Balances at January 1, 1996        3,064   $ 19,879    26,508    $100,719   $ 10,518     $    42         0    $      0   $131,158
Stock options exercised                                   796       3,330                                                   3,330
Stock option income tax benefits                                    2,606                                                   2,606
Common stock issued under the
    Employee Qualified Stock
      Purchase Plan                                        76       1,028                                                   1,028
Exercise of Saros warrants                                 18         251                                                     251
Conversion of Saros convertible
     preferred stock to FileNET
        common stock              (3,064)   (19,879)    3,064      19,879
Repurchase of treasury
     shares at cost                                                                                   (400)     (4,568)    (4,568)
Foreign currency
     translation adjustment                                                                1,671                            1,671
Net loss                                                                      (2,644)                                      (2,644)
Other                                                                                        (26)                             (26)
                                  ------------------------------------------------------------------------------------------------
Balances at December 31, 1996                          30,462     127,813      7,874       1,687      (400)     (4,568)   132,806
Stock options exercised                                   484       1,721                                                   1,721
Common stock issued under the
     Employee Qualified Stock
        Purchase Plan                                     176       1,207                                                   1,207
Repurchase of treasury
     shares at cost                                                                                   (420)     (5,564)    (5,564)
Foreign currency
     translation adjustment                                                               (5,809)                          (5,809)
Net loss                                                                      (5,526)                                      (5,526)
Other                                                                                        (24)                             (24)
                                  ------------------------------------------------------------------------------------------------
Balances at December 31, 1997                          31,122     130,741      2,348      (4,146)     (820)    (10,132)   118,811
Stock options exercised                                 1,642      12,078                                                  12,078
Common stock issued under the
     Employee Qualified Stock
        Purchase Plan                                     161       1,423                                                   1,423
Repurchase of treasury
        shares at cost                                                                                (278)     (4,435)     (4,435)
Foreign currency
        translation adjustment                                                             1,455                            1,455
Net income                                                                       956                                          956
Other                                                                                         32                               32
                                  ------------------------------------------------------------------------------------------------
Balances at December 31, 1998                          32,925    $144,242    $ 3,304     $(2,659)   (1,098)   $(14,567)  $130,320
                                  ================================================================================================

See accompanying Notes to Consolidated Financial Statements.


                              CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)
Year Ended December 31,                                        1998          1997           1996

Cash flows from operating activities:
Net income (loss)                                          $    956      $ (5,526)      $ (2,644)
Adjustments to reconcile net income (loss) to net cash
  provided by (used for) operating activities:
   Write-off of capitalized and purchased in-process
     research and development costs                               0             0         10,011
   Depreciation and amortization                             15,360        13,193         13,136
   Provision for doubtful accounts                            1,041           350          1,205
   Deferred income taxes                                        566        (3,773)          (790)
   Changes in operating assets and  liabilities,
     net of effect of business acquisition:
        Accounts receivable                                    (573)        9,365        (21,921)
        Inventories                                           1,121         5,368         (2,161)
        Prepaid expenses and other current assets              (609)         (539)        (1,764)
             Accounts payable                                 5,905        (1,273)           639
        Accrued compensation and benefits                     4,820         4,721            688
             Unearned maintenance revenue                     2,408         3,327           (207)
             Accrued royalties                               (1,284)       (1,788)           959
             Other                                            3,547         1,240          1,141
                                                          ---------     -------------------------
Net cash provided by (used for) operating activities         33,258        24,665         (1,708)
                                                          ---------     -------------------------
Cash flows from investing activities:
Capital expenditures                                        (32,474)      (14,266)       (17,866)
Proceeds from sale of property                                  478           264          3,304
Payment for purchase of IFSL, net of assets acquired              0             0        (10,011)
Purchases of marketable securities                          (34,536)      (30,274)       (32,092)
Proceeds from sales and maturities of marketable
   securities                                                42,843        32,946         39,990
                                                          ----------    -------------------------
Net cash used for investing activities                      (23,689)      (11,330)       (16,675)
                                                          ----------    -------------------------
Cash flows from financing activities:
Proceeds from issuance of common stock                       13,501         2,928          4,609
Common stock repurchased                                     (4,435)       (5,564)        (4,568)
Stock option income tax benefits                                  0             0          2,606
                                                          ----------    -------------------------
Net cash provided by (used for) financing activities          9,066        (2,636)         2,647
                                                          ----------    -------------------------
Effect of exchange rate changes on cash and cash
   equivalents                                                 (159)       (1,885)           888
                                                          ----------    -------------------------
Net increase (decrease) in cash and cash equivalents         18,476         8,814        (14,848)
Cash and cash equivalents, beginning of year                 37,344        28,530         43,378
                                                          ----------    -------------------------
Cash and cash equivalents, end of year                     $ 55,820      $ 37,344       $ 28,530
                                                          ==========    =========================
Supplemental cash flow information:
Interest paid                                              $     25      $    201       $    443
Income taxes paid (refunded)                               $ (2,119)     $  3,050       $  3,236

See accompanying Notes to Consolidated Financial Statements.

Note 1.  Summary of Significant Accounting Policies

Nature of Operations: FileNET Corporation ("FileNET" or "the Company") develops, markets and services an open, integrated, client/server-based family of document management software products designed for managing information and enhancing enterprise productivity. Additionally, the Company manufactures and sells a line of 12-inch optical storage and retrieval libraries (OSARs). The Company markets its products to a broad range of industries in more than 70 countries through a global sales, services and support organization, including its ValueNET partner program of resellers, system integrators and application developers.

Principles of Consolidation: The consolidated financial statements include the accounts of FileNET and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments: The Company's investments in marketable securities consist primarily of high-grade corporate and government securities with maturities of less than three years. Investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company classifies all of its investments as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in other comprehensive operations.

Other Financial Instruments: The Company enters into forward foreign exchange contracts as a hedge against the effects of fluctuating currency exchange rates on monetary assets and liabilities denominated in currencies other than the functional currency of the relevant entity. The Company is exposed to market risk on the forward exchange contracts as a result of changes in foreign exchange rates; however, the market risk should be offset by changes in the valuation of the underlying exposures. Gains and losses on these contracts, which equal the difference between the forward contract rate and the prevailing market spot rate at the time of valuation, are recognized in the consolidated statements of operations. The counterparties to these contracts are major financial institutions. The Company uses commercial rating agencies to evaluate the credit quality of the counterparties. The Company does not anticipate a loss resulting from credit risk related to any of these institutions (see Note 14).

Fair Value of Financial Instruments: The recorded amounts of financial assets and liabilities at December 31, 1998 and 1997 approximate fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Inventories: Inventories are stated at the lower of first-in, first-out cost or market (see Note 6). The Company regularly monitors inventories for excess or obsolete items and makes any necessary adjustments at each balance sheet date.

Foreign Currency: Translation The Company measures the financial statements of the Company's foreign subsidiaries using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the rates of exchange prevailing during the year. Translation adjustments resulting from this process are included in other comprehensive operations, net of tax. Gains and losses from foreign currency transactions are included in other income.

Property Property: is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease (see Note 7).

Research and Development: The Company expenses research and development costs as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" does not materially affect the Company. The Company did capitalize certain software development costs up to and including the second quarter of 1995. The Company amortized the remaining capitalized software development costs during 1996. Amortization expense was $1.2 million for the year ended December 31, 1996.

Revenue Recognition: Software revenue is recognized in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position
(SOP) 97-2, "Software Revenue Recognition." Pursuant to SOP 97-2, software revenue is recognized on sales contracts when all of the following conditions are met: a signed contract is obtained, delivery has occurred, the total sales price is fixed and determinable, collectibility is probable, and any uncertainties with regard to customer acceptance are insignificant. For those contracts that include a combination of software, hardware and/or services, revenue is allocated among the different elements based on Company-specific evidence of fair value of each element. Revenue allocated to software and hardware is recognized as the above criteria are met. Revenue allocated to services is recognized as services are performed and accepted by the customer or, for maintenance agreements, ratably over the life of the related contract.

Product Warranty: The Company provides a 90-day warranty for its products against defects in materials and workmanship. A provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

Income Taxes: The provision for income taxes is determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years (see Note 10).

Earnings (Loss) Per Share: Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding and the dilutive effect of potential common shares outstanding (see Note 4).

Supplier Concentrations: Certain components for the Company's proprietary 12-inch OSARs are available only from a single source. Any inability to obtain components in the amounts needed on a timely basis could result in delays in product shipments which could have a material adverse effect on the Company's operating results. The Company has qualified and is selling 51/4-inch optical storage and retrieval devices from an alternative source which could be utilized by the Company's customers in the event of any interruptions in the delivery of components for the Company's own OSAR product.

Stock-based Compensation: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting
Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" (see Note 9).

Long-Lived Assets: The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances that indicate that their carrying value may not be recoverable. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred by assessing their net realizable values based on estimated undiscounted cash flows over their remaining useful lives. Based on its most recent analysis, the Company believes that no impairment exists at December 31, 1998.

Recent Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative
Instruments and Hedging Activities," which is effective for fiscal year 2000, but earlier adoption is permitted. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. For derivatives that are hedges, changes in the fair value of derivatives will be offset by the changes in the fair value of the hedged assets, liabilities or firm commitments. The Company believes the impact of adopting this standard will not be material to its results of operations or equity.

Stock Split: In June 1998, the Company effected a two-for-one stock split of its common stock. All references in the consolidated financial statements and notes thereto to number of shares, number of stock options and per share amounts have been restated to reflect the split.

Reclassifications: Certain reclassifications have been made to prior-years' balances to conform to the current year's presentation.

Note 2.  Acquisitions

Acquisition of Saros: Corporation In March 1996, the Company acquired Saros by issuing approximately 1.9 million shares of FileNET common stock and approximately 337,000 options to purchase FileNET common stock in exchange for all outstanding Saros stock and options. The transaction was accounted for as a pooling-of-interests for financial reporting purposes. Fees and expenses aggregating $4.2 million were expensed in the first quarter of 1996. Subsequent to December 31, 1998, the former shareholders have filed a demand for mandatory arbitration to release approximately 0.2 million shares which were held in escrow pursuant to the Agreement and Plan of Merger and for damages. The Company believes that it has meritorious reasons for not releasing the shares and other defenses to the claims; however, the ultimate outcome or any resulting potential loss cannot be presently determined.

Acquisition of International Financial Systems Ltd.: In January 1996, the Company purchased for cash all of the outstanding shares of IFSL, the developer of a computer output to laser disk (COLD) software product for archiving documents. The acquisition was accounted for as a purchase for financial reporting purposes. The purchase price was allocated to net assets of $1.7 million and purchased in-process research and development costs of $10.0 million. The purchased in-process research and development costs were written off at the time of acquisition.

Note 3.  Restructuring and Other Costs

The $2.0 million in restructuring and other costs in 1998 represents the costs of a reduction in headcount related to a restructuring of the Company's sales and marketing organization, as well as costs of consolidating facilities. The restructuring and other costs are comprised of approximately $1.1 million for severance payments for 54 employees, $0.7 million for facility closing costs and $0.2 million of other charges.

The $6.0 million in restructuring and other charges in 1997 represents the costs of consolidating the Watermark business unit's Burlington, Massachusetts engineering and marketing functions with those at FileNET's Costa Mesa, California location, as well as a reduction in headcount in certain other areas of the Company. The restructuring and other charges include approximately $2.2 million for severance payments for 111 employees, $2.2 million for the write-off of assets impaired by the decision to restructure, $0.4 million for facility closing costs, $0.4 million for equipment lease cancellations, $0.3 million for cancellation of third party development contracts, $0.2 million related to the withdrawal of certain products from the market and $0.3 million of other charges.

The $16.0 million merger, restructuring and write-off of purchase in-process research and development costs in 1996 consisted of $10.0 million for the write-off of purchased in-process research and development costs related to the acquisition of International Financial Systems Ltd. (IFSL), $4.2 million in merger costs related to the Saros acquisition, and $1.8 million in restructuring costs related to the Saros and Watermark acquisitions. The restructuring charges represented the costs of consolidating the various companies' sales and administrative functions and include $1.4 million for severance payments for 30 employees and $0.4 million for the write-off of certain contractual obligations and other costs.

At December 31, 1998, accrued restructuring and other charges of $1.7 million are included in other accrued liabilities. The Company anticipates that the remaining restructuring costs will be paid during 1999.

Note 4.  Earnings (Loss) Per Share

The following table is a reconciliation of the earnings and share amounts used in the calculation of basic earnings (loss) per share and diluted earnings
(loss) per share. Such calculations include the effect of the conversion of Saros' convertible preferred stock into FileNET common stock, which occurred upon completion of the related acquisition (see Notes 2 and 9):

(dollars in thousands, except per share amounts)

                                      Net Income                      Per Share
                                          (Loss)        Shares           Amount
Year ended December 31, 1996
Basic (loss) per share              $    (2,644)        30,014       $   (0.09)
Effect of dilutive stock options                             0               0
                                    --------------------------------------------
Diluted (loss) per share            $    (2,644)        30,014       $   (0.09)
                                    ============================================
Year ended December 31, 1997
Basic (loss) per share              $    (5,526)        30,310       $   (0.18)
Effect of dilutive stock options                             0               0
                                    --------------------------------------------
Diluted (loss) per share            $    (5,526)        30,310       $   (0.18)
                                    ============================================
Year ended December 31, 1998
Basic earnings per share            $        956        31,083       $    0.03
Effect of dilutive stock options                         2,284               0
                                    --------------------------------------------
Diluted earnings per share          $        956        33,367       $    0.03
                                    ============================================

Options to purchase shares of common stock in 1997 and 1996 were outstanding during the year but were not included in the computation of diluted loss per share as their effect was antidilutive (see Note 9).


Note 5.  Other Comprehensive Operations

Accumulated other comprehensive operations for each of the three years in the period ended December 31, 1998 is comprised of the following:

(dollars in thousands)
                                  Foreign                          Accumulated
                                  Currency       Unrealized        Other
                                  Translation    Holding           Comprehensive
                                  Adjustment     Gains (Losses)    Operations

Balance, January 1, 1996          $      3       $     39          $     42
 Current period changes
  (Net of tax of $1,114 and
    $(17) prospectively)             1,671            (26)            1,645
                                 ----------------------------------------------
Balance, December 31, 1996           1,674             13             1,687
 Current period changes
  (Net of tax of $(3,873) and
    $(16) prospectively)            (5,809)           (24)           (5,833)
                                 ----------------------------------------------
Balance, December 31, 1997          (4,135)           (11)           (4,146)
 Current period changes
  (Net of tax of $970 and
    $21 prospectively)               1,455             32             1,487
                                 ----------------------------------------------
Balance, December 31, 1998        $ (2,680)      $     21          $ (2,659)
                                 ==============================================

Note 6.  Inventories

Inventories, net of reserve for slow moving and obsolete inventory, consisted of the following at December 31:

(dollars in thousands)
                                             1998                       1997

Raw materials                           $   1,676                  $   1,831
Work-in-process                               580                        950
Finished goods                                163                        760
                                        ----------                 -----------
Inventories, net                        $   2,419                  $    3,541
                                        ==========                 ===========

Note 7.  Property and Leases

Property consisted of the following at December 31:

(dollars in thousands)

                                             1998                       1997

Machinery, equipment and software       $  95,793                  $  74,981
Furniture and fixtures                     12,376                      8,808
Leasehold improvements                     11,796                      5,238
                                        -----------               ------------
                                          119,965                     89,027
Less accumulated depreciation and
  amortization                            (75,788)                   (61,440)
                                       ------------               ------------
Property, net                           $  44,177                  $  27,587
                                       ============               ============

The Company leases its corporate offices, sales offices, manufacturing facilities, and other equipment under noncancelable operating leases, some of which have renewal options and generally provide for escalation of the annual rental amount.

Expenses related to operating leases were $11.3 million, $10.8 million, and $9.6 million for the years ended December 31, 1998, 1997 and 1996, respectively. The following table summarizes future minimum lease payments required under operating leases:

(dollars in thousands)

1999                                                                $  13,245
2000                                                                   10,601
2001                                                                    8,992
2002                                                                    7,613
2003                                                                    5,314
Thereafter                                                              6,461
                                                                    -----------
                                                                    $  52,226
                                                                    ===========

Note 8.  Borrowing Arrangements

The Company has a $20 million commercial line of credit that expires in May 1999. Borrowings under the arrangement are unsecured and bear interest at the bank's prime rate. The Company is restricted from paying dividends during the term of the arrangement and, under the arrangement, must comply with certain covenants, including quarterly and annual profitability covenants. The Company was in compliance with such covenants as of December 31, 1998 after consideration of waivers received related to the purchase of capital assets and consecutive quarterly losses. There were no borrowings outstanding at December 31, 1998 and 1997. The Company expects that it will be able to renew its line of credit with comparable terms. Interest expense was $119,000, $263,000 and $443,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Note 9.  Stockholder' Equity

Shareholder Rights Plan: In October 1988, FileNET declared a dividend of one common stock purchase right for each outstanding share of common stock. As amended in July and November of 1998, a right may be exercised under certain circumstances to purchase one share of common stock at an exercise price of $87.50, subject to certain antidilution adjustments. The rights become exercisable if and when a person (or group of affiliated or associated persons) acquires 15% or more of FileNET's outstanding common stock, or announces an offer that would result in such person acquiring 15% or more of FileNET's common stock. After the rights become exercisable, each right will entitle its holder to buy a number of shares of FileNET's common stock having a market value of twice the exercise price of the rights. After the rights become exercisable, if FileNET is a party to certain merger or business combination transactions or transfers 50% or more of its assets or earnings power (as defined), each right will entitle its holder to buy a number of shares of common stock of the acquiring or surviving entity having a market value of twice the exercise price of the right. The rights expire November 17, 2008 and may be redeemed by FileNET at one cent per right at any time up to ten days after a person has announced that they have acquired 15% or more of FileNET's common stock.

Treasury Stock: In 1997, the Board of Directors authorized, subject to certain business and market conditions, the purchase of up to $10 million of the Company's outstanding common stock. During the year ended December 31, 1997, the number of shares purchased under this authorization was 420,000 shares at an aggregate cost of $5.6 million. During the first quarter of 1998, the Company repurchased 278,000 shares of its common stock at an aggregate cost of $4.4 million, thereby completing the stock repurchase program. In 1996, the Board of Directors authorized, subject to certain business and market conditions, the purchase of up to 400,000 shares of the Company's common stock. The purchases under this authorization were completed during 1996 at an aggregate cost of $4.6 million.

Employee Stock Purchase Plans: In May 1998, FileNET adopted the 1998 Employee Stock Purchase Plan and the International Employee Stock Purchase Plan (the Purchase Plans). A total of 300,000 shares were authorized to be added to the remaining share reserve under the predecessor 1988 Employee Qualified Stock Purchase Plan so that the total share reserve for the Purchase Plans would be no more than 400,000 shares. Under the terms of the Purchase Plans, common stock may be offered in successive six-month offering periods to eligible employees of the Company at 85% of the market price of the common stock at the beginning or end of the offering period, whichever is lower. The Purchase Plans cover substantially all employees of the Company. Eligible employees may elect to have a portion of their salary withheld for the purpose of making purchases under the Purchase Plans. Each participant is limited in any plan year to the acquisition of that number of shares that have an aggregate fair market value of not more than $25,000. There are no charges or credits to income in connection with the Purchase Plans. At December 31, 1998, $1,394,000 had been withheld from employees' salaries pursuant to the Purchase Plans for the current offering period, which expires on April 30, 1999. At December 31, 1998, approximately 392,278 shares remained available for future issuance.

Stock Option Plans: In April 1986, the Company adopted the 1986 Stock Option Plan (the 1986 Plan). Under the amended terms of the 1986 Plan, options to purchase 6,500,000 shares of the Company's common stock were reserved for issuance to employees, officers and directors. Options to purchase 463,422 and 1,082,830 common shares were exercisable under the 1986 Plan at December 31, 1998 and 1997, respectively. In May 1995, the 1986 Plan was terminated and the remaining reserve of 140,098 shares was transferred into the 1995 Stock Option Plan. No common shares remain available for future grants under the 1986 Plan. Options granted were either incentive stock options or nonqualified stock options. Options granted become exercisable in 20% annual installments beginning one year after the date of grant, as determined by the Board of Directors, and expire no later than ten years plus one day from the date of grant. The exercise price of the incentive stock options and nonqualified options were not to be less than 100% and 85%, respectively, of the fair market value of the Company's common stock at the date of grant.

In May 1995, the Company adopted the 1995 Stock Option Plan (the 1995 Plan). Under the amended terms of the 1995 Plan, options to purchase 4,400,000 shares of the Company's common stock were reserved for issuance to employees, officers and directors. This reserve was added to the 140,098 shares of common stock transferred from the 1986 Plan. Outstanding options under the 1986 Plan will continue to be governed by the provisions of the agreements evidencing those grants. To the extent any of those outstanding options terminate or expire prior to exercise, the shares subject to those unexercised options will be available for subsequent option grant pursuant to the provisions of the 1995 Plan. Through December 31, 1998, 1,942,152 options of the 1986 Plan had been terminated and were made available under the 1995 Plan. Options granted under the 1995 Plan's Discretionary Option Grant Program for employees and the Automatic Option Grant Program for directors have an exercise price per share of 100% of the fair market value per share on the grant date and become exercisable in 25% annual installments beginning one year from the date of grant. As of December 31, 1998, 1,160,997 options were exercisable under the 1995 Plan.

Prior to their merger into FileNET, Saros and Watermark had adopted stock option plans. These plans were assumed by the Company and outstanding options were converted into options to purchase an aggregate of 975,976 shares of FileNET common stock. Outstanding options under the plans will continue to be governed by the provisions of the agreements evidencing those grants. To the extent any of those outstanding options terminate or expire prior to exercise, the shares subject to those unexercised options will not be available for subsequent option grant. At December 31, 1998, a total of 50,400 options were outstanding and 41,312 were exercisable under these plans.

In December 1989, the Company adopted the 1989 Stock Option Plan for Non-Employee Directors (the Directors' Plan). Under the terms of the Directors' Plan, as amended, each FileNET director who was not an employee was automatically granted an initial option to purchase 10,000 shares of FileNET's common stock at its fair market value on the date of grant and was granted an additional option to purchase 3,500 shares every year following the initial grant, provided such person continued to be a director at such time. Options granted under the plan vested at the rate of 20% per year from the grant date. Options to purchase an aggregate of 140,000 shares at prices ranging from $5.75 to $16.35 per share were granted from December 18, 1989 to May 24, 1995. At December 31, 1998, options to purchase 23,600 shares of common stock were exercisable. This plan was terminated in May 1995 with respect to future option grants. Future grants to non-employee directors are to be granted under the provisions of the 1995 Plan.

In August 1997, the Company registered a Non-Statutory Stock Option Grant of 600,000 shares, dated May 22, 1997, to the Company's current President and Chief Executive Officer and a Non-Statutory Stock Option Grant of 160,000 shares, dated June 18, 1997, to the Company's Senior Vice President, Worldwide Sales. Such grants were in accordance with employment agreements entered into by the Company and the grantees. Options granted have an exercise price per share of 100% of the fair market value per share on the date of grant and become exercisable in 25% installments beginning one year from the date of grant and will expire no later than ten years from the date of grant. As of December 31, 1998, 40,000 options were exercisable related to these Non-Statutory Stock Option Grants and 150,000 had been exercised to date.

On July 11, 1997, the Company approved a stock option cancellation/regrant program which allowed employees, but not non-employee directors, to exchange outstanding options with an exercise price greater than $9.00 for new options. Outstanding options to purchase 3,105,050 shares were canceled and regranted at $9.00 per share, the current market value on July 11, 1997. Under the stock option cancellation/regrant program, the regranted options are considered granted on July 11, 1997. The regranted options retained the exercisable status of the canceled options with the following exceptions. The exercise date for the regranted options related to canceled options that would have been exercisable as of July 11, 1997 was extended six months to January 11, 1998. For the reporting officers as defined in Section 16 of the Securities Exchange Act of 1934, as amended (the Act), the exercise date of regranted options related to canceled options which would have been exercisable on July 11, 1997 was extended twelve months to July 11, 1998. The prospective exercise dates for the remaining regranted options related to canceled options that were not exercisable as of July 11, 1997, were extended six months from the original exercise date.

On August 8, 1996, the Company approved a stock option cancellation/regrant program which allowed employees, excluding all directors and reporting officers as defined in Section 16 of the Act, to exchange options with an exercise price greater than $13.00 for new options. Outstanding options to purchase 1,061,142 shares were canceled and regranted at $13.00 per share, the current market value on August 8, 1996. Under the stock option cancellation/regrant program, the regranted options were considered granted on August 8, 1996 and are exercisable prospectively in accordance with the provisions of the agreements evidencing those grants.

Information regarding the stock option plans, after giving retroactive effect to the conversions of the Watermark and Saros stock options on their original grant dates, is as follows:


                                           Number of           Weighted Average
                                           Options             Exercise Price
                                          -----------         ----------------
Balances, January 1, 1996                  5,406,218               $   9.84
         Granted (weighted average
          fair value of $7.48)             2,724,836               $  18.32
         Exercised                          (796,082)              $   4.19
         Canceled                         (1,733,206)              $  21.67
                                          -----------            -------------
Balances, December 31, 1996                5,601,766               $  11.11
         Granted (weighted average
          fair value of $4.13)             5,602,098               $   9.33
         Exercised                          (483,408)              $   3.56
         Canceled                         (3,930,238)              $  13.48
                                          -----------            -------------
Balances December 31, 1997                 6,790,218               $   8.81
         Granted (weighted average
          fair value of $7.41)             2,166,520               $  13.43
         Exercised                        (1,641,758)              $   7.51
         Canceled                           (597,838)              $  10.86
                                          ------------           -------------
Balances, December 31, 1998                6,717,142               $  10.47
                                          ============           =============


The following table summarizes information concerning currently outstanding and exercisable options:

                       Options Outstanding               Options Exercisable
                 ---------------------------------     -------------------------
                                 Weighted
                                  Average
Range of              Number    Remaining  Weighted         Number    Weighted
Exercise Price   Outstanding  Contractual   Average    Exercisable     Average
Exercise Price                       Life

$ 0.71-$ 6.53        740,891        7.37    $  5.42        299,109     $  5.23
$ 6.81-$ 8.94      1,692,664        8.49    $  7.33        253,184     $  7.61
$ 9.00             2,216,027        8.52    $  9.00        858,652     $  9.00
$ 9.17-$16.35      1,493,399        8.75    $ 12.53        307,725     $ 12.39
$23.88-$29.00        574,161        9.35    $ 26.60         10,661     $ 26.73
                   ---------                             ---------
$0.71-$29.00       6,717,142        8.51    $ 10.47      1,729,331     $  8.86
                   =========                             =========

The Company accounts for its stock-based compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No compensation expense has been recognized for its stock-based compensation plans. The following table summarizes the Company's net income
(loss) and net income (loss) per share on a pro forma basis had compensation cost for the Company's stock-based compensation plans been determined based on the provisions of SFAS 123, "Accounting for Stock-Based Compensation":

(dollars In thousands, except per share amounts)

                                    1998              1997             1996
                                ---------------------------------------------
Net income (loss)--as reported  $    956        $  (5,526)      $   (2,644)
Net income (loss)--proforma       (6,915)         (12,497)          (7,320)
Diluted earnings (loss) per
  share--as reported                0.03            (0.18)           (0.09)
Diluted earnings (loss) per
  share--proforma                  (0.21)           (0.41)           (0.24)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996; expected volatility of 75% for 1998 and 60% for 1997 and 1996; risk-free interest rates of 5.4% to 5.5% for 1998 and 5.3% to 5.6% for 1997 and 5.8% to 6.9% for 1996; and an expected life of 1 year from vest date. Pro forma compensation cost of shares issued under the Employee Qualified Stock Purchase Plans is measured based on the discount from market value.

Note 10.  Income Taxes

         The provision (benefit) for income taxes consists of the following:

(dollars in thousands)
------------------------
Years ended December 31,                1998             1997              1996
                                   ---------------------------------------------
Current:
     Federal                       $   (405)         $   785           $ 2,930
     State                               32              (40)               75
     Foreign                            198              841             2,241

Deferred:
     Federal                            (20)          (1,963)             (772)
     State                               40           (1,168)              (18)
     Foreign                            546             (642)                0
                                   ---------          -------          ---------
Total provision                    $    391           (2,187)          $ 4,456
                                   =========          =======          =========

The valuation allowance increased by $9.9 million, $1.4 million, and $9,000 in the years ended December 31, 1998, 1997 and 1996, respectively.

A reconciliation of the Company's effective tax rate (benefit) compared to the statutory Federal tax rate is as follows:


Years ended December 31,                           1998        1997       1996
                                                   -----------------------------
Income taxes (benefit) at statutory Federal rate     35%        (35%)      35%
State taxes (benefit), net of Federal benefit         5          (6)         4
Unbenefited/utilized domestic losses                153           0         42
Foreign tax rate differential/unbenefited losses   (163)         11       (130)
Non-deductible acquisition costs                      0           0        291
Other                                                (1)          2          4
                                                   -----       ------     ------
Total                                                29%        (28%)       246%
                                                   =====       ======     ======

The Company provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income tax effects of these temporary differences representing significant portions of the deferred taxes at December 31, 1998, and December 31, 1997 are as follows:

(dollars in thousands)
------------------------
December 31,                                     1998               1997
                                           ----------------------------------
Deferred taxes:
  Foreign loss carryforwards                $   1,768          $   2,788
  Domestic loss carryforwards                  22,540             11,928
  Tax credit carryforwards                      6,934              3,159
  Accrued expenses                              1,874              2,954
  Sales returns and allowance reserves            982              1,111
  Capitalized software                           (319)              (272)
  Depreciable assets                            1,070                857
  Residual U.S. tax on foreign earnings        (4,504)            (4,027)
  Other                                          (528)             1,963
                                            ----------         -----------
Total                                          29,817             20,461
Valuation allowance                           (24,374)           (14,452)
                                            ----------         -----------
Net deferred tax asset                      $   5,443          $   6,009
                                            ==========         ===========

The Company has $66.3 million in domestic net operating loss carryforwards which can be utilized to reduce future taxable income. Any unutilized net operating loss carryforward will begin expiring in 2004. The Company has a $6.9 million tax credit carryforward which will expire beginning in 2002. Utilization of $14.9 million of the loss carryforward will be recorded to stockholders' equity when utilized.

At December 31, 1998, the Company had Dutch, French and German subsidiary tax loss carryforwards relating to its foreign subsidiary operations of $0.6 million, $1.9 million and $2.5 million, respectively. The Dutch and German tax loss carryforwards have no expiration. French losses of $61,000 will expire in 2000. The Company has not provided any residual U.S. tax on approximately $16.4 million of a portion of the Company's foreign subsidiaries undistributed earnings as the Company intends to indefinitely reinvest such earnings.

Note 11. Operating Segment and Geographic Information

         Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. The operating segments of the Company are managed separately because each segment represents a strategic business unit that offers different products or services.

The Company's reportable operating segments include Software, Hardware, Customer Support, and Professional Services. The Software operating segment develops and markets the Company's line of integrated document management software. The Hardware operating segment manufactures and markets the Company's line of OSAR libraries. The Customer Support segment provides after-sale support for both software and hardware products as well as providing software upgrades under the Company's upgrade assurance program. The Professional Services segment provides fee-based implementation and technical services related to the Company's products.

The accounting policies of the Company's operating segments are the same as those described in Note 1--Summary of Significant Accounting Policies--except that the disaggregated financial results of the segments reflect allocation of certain functional expense categories consistent with its internal reporting. The Company evaluates performance based on stand-alone segment operating income. Because the Company does not evaluate performance based on return on assets at the operating segment level, certain Company assets are not tracked internally by segment. Therefore, segment asset information is not presented.

Operating segment data for each of the three years in the period ending December 31, 1998 was as follows:

(in thousands)                                             Customer  Professional  Education
---------------                    Software    Hardware     Support     Services   and Other  Consolidated
Year Ended December 31, 1998
Revenue                            $171,153    $ 23,579    $ 73,524    $ 26,383    $ 15,594   $310,233
Depreciation and amortization         9,061         652       3,906       1,047         694     15,360
Operating income (loss) before
      other income                  (17,023)      1,807      12,023        (649)      1,349     (2,493)
Assets                                                                                         206,822
Capital expenditures                 19,383       1,118       8,341       2,510       1,122     32,474

Year Ended December 31, 1997
Revenue                            $132,723     $ 29,422   $ 54,417    $ 18,996    $ 15,867   $251,425
Depreciation and amortization         7,582          971      2,926         898         816     13,193
Operating income (loss) before
     other income                   (19,779)         107      7,035          22       1,742    (10,873)
Assets                                                                                         179,440
Capital expenditures                  8,462          864      3,155       1,063         722     14,266

Year Ended December 31, 1996
Revenue                            $140,659     $ 46,136   $ 44,136    $ 20,317    $ 17,665   $268,913
Depreciation and amortization         7,939        1,194      2,791         509         703     13,136
Operating income (loss) before
     other income                    (7,917)      (1,651)     5,335        (308)      3,515     (1,026)
Assets                                                                                         192,274
Capital expenditures                 11,771        1,750      2,840         781         724     17,866

Revenue is attributed to geographic areas based on the location of the entity to which the products or services were sold. The operation in Ireland functions as a manufacturing and service center for non-United States customers. An allocation of its assets among the geographic segments is not prepared for management reporting. Information concerning principal geographic areas in which the Company operates was as follows:

(in thousands)
-----------------------
Year ended December 31,             1998                     1997                     1996
                             ------------------       ------------------       ------------------
                             Revenue     Assets       Revenue     Assets       Revenue     Assets
North America:
     United States          $205,797   $142,471      $170,116   $123,681      $173,436   $128,375
     Canada                    6,669      1,869         8,027      2,263         3,889      2,491
                            -------------------      -------------------      -------------------
     Total North America     212,466    144,340       178,143    125,944       177,325    130,866
Europe:
     France                    7,516      5,562         6,961      2,481         5,616      3,049
     Germany                  30,675     14,450        21,665      9,100        35,431     10,991
     United Kingdom           20,882      9,800        16,838      8,007        19,437      9,242
     Ireland                       0     23,551             0     29,411             0     32,349
     Other Europe             19,373      4,172         9,358        961        10,507      1,736
                            -------------------      -------------------      -------------------
     Total Europe             78,446     57,535        54,822     49,960        70,991     57,367
Asia Pacific                  10,058      4,782        13,892      3,494        14,642      4,055
All other international        9,263        165         4,568         42         5,955        (14)
                            -------------------      -------------------      -------------------
Totals                      $310,233   $206,822      $251,425   $179,440      $268,913   $192,274
                            ===================      ===================      ===================

Note 12.  Contingencies

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

On December 20, 1996, plaintiff Michael I. Goldman filed a class action complaint against the Company and certain of its officers and directors in the Superior Court of California, County of Orange (the Goldman State Action). The action was purportedly filed on behalf of a class of purchasers of the Company's common stock during the period October 19, 1995 through July 2, 1996. The plaintiff alleged that the Company and other defendants violated Cal. Corp. Code ss.ss. 25400 and 25500, Cal. Civ. Code ss.ss. 1709-1710 and Cal. Bus. & Prof. Code ss.ss. 17200 et seq. in connection with various public statements made by the Company and certain of its officers and directors during the putative class period. On September 30, 1998, the Court entered an order dismissing this action in its entirety without prejudice.

On April 1, 1997, plaintiff Michael I. Goldman filed another class action complaint against the Company and certain of its officers and directors in the United States District Court for the Central District of California (the Goldman Federal Action). The action purportedly was filed on behalf of the same class of purchasers of the Company's common stock as the Goldman State Action. The allegations contained in the Goldman Federal Action were very similar to the allegations contained in the Goldman State Action, except that the Goldman Federal Action asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5. On September 23, 1998, the Court entered an order dismissing this action in its entirety without prejudice.

On October 23, 1998, plaintiff Avram Gart filed a class action complaint against the Company and certain of its officers and directors in the Superior Court of California, County of Orange (the Gart State Action). The action was purportedly filed on behalf of a class of purchasers of the Company's common stock during the period January 13, 1998 through October 7, 1998. The plaintiff alleges that the Company and the other defendants violated Cal. Corp. Code ss.ss. 25400 and 25500 in connection with various public statements made by the Company and certain of its officers and directors during the putative class period. On November 5, 1998, the court entered an order dismissing this action in its entirety without prejudice.

On October 27, 1998, plaintiff Thomas P. Nyquist filed a class action complaint against the Company and certain of its officers and directors in the United

States District Court for the Central District of California (the Nyquist Federal Action). The action was purportedly filed on behalf of a class of purchasers of the Company's common stock during the period April 16, 1998 through October 7, 1998. The plaintiff alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5 in connection with various public statements made by the Company and certain of its officers and directors during the putative class period. The complaint seeks unspecified compensatory damages, interest, attorneys' fees, expert witness fees and costs. Plaintiff has filed a motion for the appointment of lead plaintiffs and consolidation of any future related actions. Defendants have not yet responded to the complaint. The Company believes that all of the allegations contained in the Nyquist Federal Action are without merit and intends to defend the actions vigorously.

The Company, in the normal course of business, is subject to various other legal matters. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of these other matters will not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

Note 13.  Related Party Transactions

The Company entered into a two-year agreement on May 20, 1997, to employ its current President and Chief Executive Officer. Under the terms of the agreement, the Company agreed to reimburse the officer for legal costs in defending a lawsuit from the officer's former employer. The case was settled and the cost to the Company was charged to compensation expense in 1997.

Note 14.  Other Financial Instruments

The following table summarizes the notional amounts, which are equivalent to the fair market value, of the Company's foreign currency agreements entered into on December 31, 1998 and 1997, all maturing in three months:

At December 31,                         1998                                     1997
                          ---------------------------------      ----------------------------------
                          Notional Amount   Notional Amount      Notional Amount   Notional Amount
(in thousands)                  Purchased              Sold           Purchased               Sold
                          ---------------------------------      ----------------------------------
European currencies             $  11,238        $   (8,488)          $  31,261          $  35,775
Australian dollar                                    (2,938)                                (4,299)
Asian currencies                      929                                                     (698)
Canadian dollar                                        (522)                                (1,014)
                          ----------------------------------     ----------------------------------
         Total                  $  12,167        $  (11,948)          $  31,261          $  29,764
                          ==================================     ==================================

Note 15.  Quarterly Financial Information (Unaudited)

(Dollars in thousands, except per share amounts)
--------------------------------------------------
                                            First        Second       Third       Fourth      Fiscal
                                          Quarter       Quarter     Quarter      Quarter        Year
Year ended December 31, 1998
     Revenue                            $  73,609    $  80,372    $  71,152   $  85,100    $ 310,233
     Income (loss) before income taxes      3,555        6,528       (8,143)       (593)*      1,347
     Net income (loss)                      2,524        4,635       (5,779)       (424)         956
     Basic earnings (loss) per share         0.08         0.15        (0.18)      (0.01)        0.03
     Diluted earnings (loss) per share       0.08         0.14        (0.18)      (0.01)        0.03

Year ended December 31, 1997
     Revenue                            $  47,562    $  62,450    $  65,011   $  76,402    $ 251,425
     Income (loss) before income taxes    (13,082)      (5,353)*      2,627       8,095       (7,713)
     Net income (loss)                     (9,420)      (3,854)       1,891       5,857       (5,526)
     Basic earnings (loss) per share        (0.31)       (0.13)        0.06        0.19        (0.18)
     Diluted earnings (loss) per share      (0.31)       (0.13)        0.06        0.18        (0.18)

*Includes pre-tax charges of $2.0 million in the fourth quarter of 1998 and $6.0 million in the second quarter of 1997 for restructuring and other costs.

To the Stockholders and the Board of Directors
FileNET Corporation

         We have audited the accompanying consolidated balance sheets of FileNET Corporation and its subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FileNET Corporation and its subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


January 26, 1999
(March 10, 1999 as to Note 8)
Costa Mesa, California